Manulife | John Hancock

Manulife
Financial
Corporation

Second Quarter Report to Shareholders

Three and six months ended **June 30, 2018**

manulife.com
johnhancock.com

Manulife reports 2Q18 net income of $1.3 billion, and core earnings of $1.4 billion with double-digit growth across all operating segments
TORONTO – Manulife today announced net income attributed to shareholders of $1,262 million for the second quarter of 2018 ("2Q18"), diluted earnings per common share of $0.61 and return on common shareholders' equity ("ROE") of 12.3%, compared with $1,255 million, $0.61 and 12.4%, respectively, for the second quarter of 2017 ("2Q17"). The increase in net income attributed to shareholders primarily reflects growth in core earnings and improvement in the direct impact of markets, mostly offset by lower investment-related experience gains outside of core earnings and a restructuring charge. For 2Q18, Manulife generated core earnings of $1,431 million, diluted core earnings per common share of $0.70 and core return on common shareholders' equity ("core ROE") of 14.0%, compared with $1,174 million, $0.57 and 11.5%, respectively, for 2Q17.1
Year-to-date 2018 net income attributed to shareholders was $2,634 million, diluted earnings per common share were $1.28 and ROE was 13.2% compared with $2,605 million, $1.27 and 13.0%, respectively, for the same period of 2017. Year-to-date 2018 core earnings were $2,734 million, diluted core earnings per common share were $1.33 and core ROE was 13.7% compared with $2,275 million, $1.11 and 11.3%, respectively, for the same period of 2017.
"We delivered strong earnings in the second quarter, with double-digit core earnings growth across all our operating segments and solid net income, as we continued to execute on our five priorities and the bold ambition we set out at our recent Investor Day," said President & Chief Executive Officer Roy Gori.
"During the quarter we made additional progress improving the capital efficiency of our legacy businesses and freed up $400 million in capital," added Mr. Gori. "We also expanded our distribution reach in Asia by signing a new exclusive bancassurance agreement in Cambodia, and in Canada we became the first life insurer to underwrite using artificial intelligence, which improves efficiency and shortens customer response times."
Phil Witherington, Chief Financial Officer, said, "We remain focused on managing costs across the organization and generated a three percentage point improvement in our efficiency ratio year-over-year. In 2Q18, we also made a number of strategic decisions which will enable $300 million of annual pre-tax run rate savings to be achieved by the end of 2019, and resulted in a pre-tax restructuring charge of $250 million in the quarter."

[1]	Core earnings, diluted core earnings per common share and core ROE are non-GAAP measures.

Manulife Financial Corporation – Second Quarter 2018

HOW OUR COMPANY PERFORMED
Profitability
Reported net income attributed to shareholders of $1,262 million in 2Q18, an increase compared with $1,255 million in 2Q17
The increase in net income attributed to shareholders primarily reflects growth in core earnings and an improvement in the direct impact of markets, mostly offset by lower investment-related experience gains outside of core earnings and a restructuring charge. Each of these items is discussed below.
Achieved core earnings of $1,431 million in 2Q18, an increase of $257 million or 25% compared with 2Q17
We delivered double-digit core earnings growth in each of our operating segments. The growth was driven by improved policyholder experience, greater expense efficiency, lower U.S. tax rates, a benefit in Canada related to the release of provisions for uncertain tax positions for a prior year and business growth. These items were partially offset by lower core investment gains1 ($104 million in 2Q18 compared with $154 million in 2Q17). Core earnings in 2Q18 included policyholder experience gains of $11 million post-tax ($19 million pre-tax) compared with charges of $58 million post-tax ($86 million pre-tax) in 2Q17.2
Generated ROE of 12.3% in 2Q18, in line with 12.4% in 2Q17, and core ROE of 14.0% compared with 11.5% in 2Q17
The increase in core ROE compared with 2Q17 largely reflected the higher core earnings as noted above.
Generated investment-related experience gains of $122 million in 2Q18 compared with gains of $292 million in 2Q17
The $122 million of investment-related experience gains reported in 2Q18 primarily reflects the favourable impact of fixed income reinvestment activities on the measurement of our policy liabilities and solid credit experience. In accordance with our definition of core earnings, we included $104 million of investment-related experience gains in core earnings in 2Q18 and $154 million of gains in core earnings in 2Q17. (See "Performance and Non-GAAP Measures" in our Second Quarter 2018 Report to Shareholders).
Reported gains related to the direct impact of markets of $45 million in 2Q18 compared with charges of $37 million in 2Q17
The 2Q18 gains were driven by increasing corporate spreads in the U.S., partially offset by losses on the sale of available-for-sale ("AFS") bonds.
Delivered an expense efficiency ratio1 of 51.2% in 2Q18, compared with 54.2% in 2Q17
Growth of general expenses included in core earnings was limited to 4%, while pre-tax core earnings grew 18%, resulting in a 3.0 percentage point improvement in our expense efficiency ratio.
Recorded a restructuring charge of $200 million in 2Q18
We recorded a $200 million post-tax restructuring charge ($250 million pre-tax) in 2Q18 related to actions that are expected to result in annual run-rate savings of $300 million pre-tax when fully implemented, with the vast majority of the run-rate savings to be achieved by the end of 2019.3 The charge primarily related to the voluntary exit program in our Canadian operation transformation program and to our North American voluntary early retirement program as well as costs to optimize our real estate footprint in the U.S. and Canada.
Estimate a third quarter of 2018 ("3Q18") post-tax charge of up to $100 million for the annual review of actuarial methods and assumptions
In 3Q18, we will complete our annual review of actuarial methods and assumptions. While this review is not complete, preliminary indications suggest that there will be a net post-tax charge of up to $100 million in 3Q18.3 Assumptions being reviewed this year include lapse assumptions for U.S. life insurance, certain mortality assumptions for U.S. and Canadian insurance and annuity businesses, certain investment assumptions, and policyholder behaviour assumptions for U.S. variable annuities.

[1]	Core investment gains and expense efficiency ratio are non-GAAP measures.
[2]	Effective the first quarter of 2018, policyholder experience is being reported excluding minority interest. Comparative prior periods have been updated.
[3]	See "Caution regarding forward-looking statements" below.

Manulife Financial Corporation – Second Quarter 2018

Insurance Growth
Reported annualized premium equivalent ("APE") sales1 of $1.2 billion in 2Q18, a decrease of 22% compared with 2Q17
In Asia, APE sales increased 2% from 2Q17 as double-digit growth in Hong Kong and Asia Other2 was mostly offset by competitive pressures in Japan. In Canada, APE sales declined 62% from 2Q17 primarily reflecting a prior year large-case group insurance sale. In the U.S., APE sales decreased by 20% from 2Q17 due to lower international sales following price increases in the third quarter of 2017 ("3Q17") to improve margins.
Achieved new business value ("NBV")1 of $411 million in 2Q18, an increase of 24% compared with 2Q17
The increase in NBV was driven by improvements in Asia and Canada. In Asia, NBV increased 27% from 2Q17 to $334 million due to an improvement in business mix, management actions to increase margins and higher interest rates in key markets. Canada NBV increased 25% from 2Q17 primarily due to price increases in 3Q17 to improve margins.
Wealth and Asset Management ("WAM") Growth
Reported gross flows1 of $29.1 billion in 2Q18, a decrease of 2% or $1.2 billion compared with 2Q17
The decline was driven by lower gross flows in Asia due to lower mutual fund sales in mainland China, partially offset by higher gross flows in Canada, supported by successful marketing campaigns in retail. In the U.S., higher retirement gross flows and the successful launch of the John Hancock Infrastructure Fund were offset by lower retail gross flows.

Reported net flows1 of $0.1 billion in 2Q18 compared with $5.9 billion in 2Q17
The decline in net flows was driven by the termination of three large-case plans in our U.S. retirement business and, to a lesser extent, lower gross flows.

Achieved WAM assets under management and administration ("AUMA")1 of $640 billion as at June 30, 2018, an increase of 1% compared with December 31, 2017
WAM AUMA increased 1% compared with December 31, 2017 driven by positive year-to-date net flows of $10.1 billion, and increased 9% compared with June 30, 2017 due to favourable investment performance and positive net flows.
Total Company Growth
Delivered total AUMA of $1.1 trillion as at June 30, 2018, an increase of 1% compared with December 31, 2017
AUMA increased 1% compared with December 31, 2017 driven by continued customer net inflows and increased 6% compared with June 30, 2017 due to favourable investment returns and continued customer net inflows.

Financial Strength
Reported a Life Insurance Capital Adequacy Test ("LICAT") ratio of 132% for The Manufacturers Life Insurance Company ("MLI") as at June 30, 2018 compared with 129% as at March 31, 2018
As at June 30, 2018, the LICAT ratio for MLI was 132%. The three percentage point increase in the ratio compared with March 31, 2018 was due to a variety of factors including organic capital growth from earnings, a net capital issuance, and a decrease in required capital, primarily due to the reduction of alternative long-duration assets in our portfolio asset mix, among other initiatives.
Reported a financial leverage ratio for Manulife of 29.4% as at June 30, 2018 compared with 29.7% as at March 31, 2018
Financial leverage decreased from the prior quarter as growth in retained earnings more than offset a net debt issuance.

[1]	APE sales, NBV, gross flows, net flows and AUMA are non-GAAP measures.
[2]	Asia Other excludes Japan and Hong Kong.

Manulife Financial Corporation – Second Quarter 2018

HOW OUR BUSINESSES PERFORMED
Effective January 1, 2018, the Company introduced the Global Wealth and Asset Management segment as a primary reporting segment. This reflects organizational changes made to drive better alignment with our strategic priorities as well as to increase focus and leverage scale in our global wealth and asset management businesses.
Our reporting segments are:
•	Asia – providing insurance products and insurance-based wealth accumulation products in Asia.
•	Canada – providing insurance products, insurance-based wealth accumulation products, and banking services in Canada.
•	U.S. – providing life insurance products and administering in-force long-term care and insurance-based wealth accumulation products in the U.S.
•	Global Wealth and Asset Management – providing fee-based wealth solutions with little or no guarantees to our retail, retirement and institutional customers around the world.
•
Corporate and Other – comprised of investment performance on assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to operating segments); financing costs; our Property and Casualty Reinsurance business; and run-off reinsurance business lines. Previously we reported the impact of updates to actuarial methods and assumptions in Corporate and Other. These are now reported in the operating segments.

The table below reconciles core earnings to net income (loss) attributed to shareholders.
	Quarterly Results			YTD Results
($ millions)	2Q18	1Q18	2Q17	2018	2017
Core earnings
Asia	$406	$427	$350	$833	$707
Canada	403	290	278	693	533
U.S.	456	432	359	888	800
Global Wealth and Asset Management	239	227	214	466	402
Corporate and Other (excluding core investment gains)	(177)	(169)	(181)	(346)	(367)
Core investment gains	104	96	154	200	200
Total core earnings	1,431	1,303	1,174	2,734	2,275
Items excluded from core earnings: Investment-related experience outside of core earnings	18	-	138	18	138
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	45	50	(37)	95	230
Restructuring charge	(200)	-	-	(200)	-
Other	(32)	19	(20)	(13)	(38)
Net income (loss) attributed to shareholders	$1,262	$1,372	$1,255	$2,634	$2,605
Asia
Business highlights
Asia delivered a 19% increase in core earnings in 2Q18. Our continued focus on value generation resulted in NBV of US$258 million, representing a growth rate of 27% compared with 2Q17, and a new business value margin ("NBV margin")1 of 38.6%, compared with 30.6% in 2Q17. APE sales in 2Q18 grew 2% compared with 2Q17.

In respect of our strategic priorities, in 2Q18, we:
•	Signed a 15-year exclusive bancassurance deal with Sathapana bank in Cambodia;
•	Continued our roll-out of the net promoter system, now achieving implementation in 9 markets;
•	Enhanced our electronic point-of-sale in Japan; and

[1]	NBV margin is a non-GAAP measure.

Manulife Financial Corporation – Second Quarter 2018

•	Launched an end-to-end paperless solution through our exclusive bancassurance arrangement with Bank Danamon in Indonesia.
Earnings
Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$280 million in 2Q18 compared with US$377 million in 2Q17 and core earnings were US$315 million in 2Q18 compared with US$260 million in 2Q17. Items excluded from core earnings were a net charge of US$35 million in 2Q18 compared with a net gain of US$117 million in 2Q17.
Core earnings in 2Q18 increased 19% compared with 2Q17. The increase in core earnings was driven by Hong Kong and Asia Other, due to a combination of the favourable impact of new business, in-force business growth and scale benefits. This was partially offset by lower core earnings in Japan due to less favourable claims experience and a decline in new business volumes.
The US$152 million unfavourable change in items excluded from core earnings was primarily due to a net charge related to the direct impact of equity markets in 2Q18 compared with a net gain in 2Q17.
Year-to-date net income attributed to shareholders was US$635 million in 2018 compared with US$789 million in the same period of 2017. Year-to-date core earnings of US$653 million increased 20% compared with the same period of 2017. The increase reflects similar factors as noted above. Items excluded from year-to-date core earnings were a net charge of US$18 million in 2018 and a net gain of US$259 million for the same period of 2017. These items are outlined in the "Performance and Non-GAAP Measures" section below.
Sales and new business value
APE sales in 2Q18 were US$711 million, an increase of 2% compared with 2Q17 as growth in Hong Kong and Asia Other was mostly offset by lower sales volumes in Japan. NBV in 2Q18 reached US$258 million, a 27% increase compared with 2Q17, reflecting strong growth across most of our markets. Year-to-date APE sales of US$1.5 billion in 2018 were in line with the same period of 2017, as growth in Hong Kong and Asia Other was offset by lower sales volumes in Japan. Year-to-date NBV in 2018 was US$515 million, a 13% increase compared with the same period of 2017, reflecting growth in Hong Kong and Asia Other.
•
Japan APE sales in 2Q18 were US$232 million, a decrease of 23% compared with 2Q17 due to continued increased competition in the corporate market segment. Despite lower sales, Japan NBV in 2Q18 of US$79 million increased 9% compared with 2Q17 due to higher margins from improved product mix and management actions. Japan NBV margin was 34.2%, an increase of 9.9 percentage points compared with 2Q17.

•
Hong Kong APE sales in 2Q18 were US$142 million, a 14% increase compared with 2Q17 reflecting growth across agency, bancassurance and broker channels. Hong Kong NBV in 2Q18 of US$89 million increased 40% compared with 2Q17, due to higher sales, scale benefits and higher product margins. Hong Kong NBV margin was 62.9%, an increase of 11.9 percentage points compared with 2Q17, reflecting the impact of management actions since the second half of 2017.

•
Asia Other APE sales in 2Q18 were US$337 million, a 23% increase compared with 2Q17 driven by strong growth in both bancassurance and agency channels. NBV in 2Q18 of US$90 million increased 35% compared with 2Q17 due to higher sales, scale benefits and favourable product mix. Asia Other NBV margin was 30.5%, an increase of 2.8 percentage points compared with 2Q17 reflecting product actions to improve margins and scale benefits.

Canada
Business highlights
In 2Q18, we launched our new participating whole life insurance product, and are confident we will gain market share as whole life products account for over half of the Canadian industry's individual life insurance new business. We continued to invest in modernizing our business, and became the first Canadian life insurer to underwrite using artificial intelligence, which improves efficiency and shortens our response time to customers. During the quarter we also announced initiatives to digitize and consolidate a number of our back-office functions, optimize our head office real-estate footprint, and focus on personalizing customer experience for key life moments.
Earnings
Net income attributed to shareholders was $510 million in 2Q18 compared with $23 million in 2Q17 and core earnings were $403 million in 2Q18 compared with $278 million in 2Q17. Items excluded from core earnings were a net gain of $107 million in 2Q18 compared with a net charge of $255 million in 2Q17.

Manulife Financial Corporation – Second Quarter 2018

Core earnings increased $125 million or 45% compared with 2Q17 reflecting favourable policyholder experience of $46 million in our group insurance business versus unfavourable experience in 2Q17, the release of provisions for uncertain tax positions for a prior year of $48 million, and higher new business margins in individual insurance due to pricing actions taken in late 2017.
The 2Q18 net gain in items excluded from core earnings was primarily related to $83 million of favourable investment-related experience gains. In 2Q17, the above-noted net charge was primarily related to the direct impact of markets.
Year-to-date net income attributed to shareholders was $969 million in 2018 compared with $151 million in the same period of 2017 and year-to-date core earnings were $693 million in 2018 compared with $533 million in the same period of 2017. The increase in year-to-date core earnings of $160 million was driven by similar factors as noted above. Items excluded from year-to-date core earnings were a net gain of $276 million in 2018 and a net charge of $382 million for the same period of 2017. These items are outlined in the "Performance and Non-GAAP Measures" section below.
Sales
APE sales of $198 million in 2Q18 decreased by $326 million compared with 2Q17 due to the non-recurrence of a large-case group insurance sale in the prior year. Year-to-date APE sales in 2018 were $488 million, $411 million lower than in the same period of 2017. The large-case group insurance sale also impacted the year-to-date variance in sales.
•	Individual insurance APE sales in 2Q18 of $63 million decreased $4 million or 6% compared with 2Q17 largely due to the impact of pricing actions in 2017 to improve profitability.
•	Group insurance APE sales in 2Q18 of $82 million decreased $309 million or 79% compared with 2Q17, due to the non-recurrence of one large-case sale in the prior year.
•
Annuities APE sales in 2Q18 of $53 million decreased $13 million or 20% compared with 2Q17 due to actions to de-emphasize higher risk segregated fund[1] sales. We are focused on growth in lower risk segregated fund products which in 2Q18 accounted for 73% of Annuity APE sales.

Manulife Bank average net lending assets were $21.0 billion as at June 30, 2018, up $0.7 billion or 3% from December 31, 2017.

U.S.
Business highlights
In the U.S., we further enhanced our behavioural insurance offering by launching the HealthyMind initiative, a component of our Vitality offering, which rewards customers for meditation and sleep activities. We also made continued progress towards optimizing our portfolio by launching the multi-year IT outsourcing initiative we announced in May, and announcing the sale of Signator Investors, our wholly-owned broker-dealer. The John Hancock Vitality feature garnered US$20 million in sales, representing the highest sales quarter since inception.
Earnings
Expressed in U.S. dollars, the functional currency of the segment, 2Q18 net income attributed to shareholders was US$488 million compared with US$507 million in 2Q17, core earnings were US$353 million in 2Q18 compared with US$267 million in 2Q17, and items excluded from core earnings were a net gain of US$135 million in 2Q18 compared with a net gain of US$240 million in 2Q17.
The US$86 million increase in core earnings included US$43 million related to lower U.S. tax rates, lower charges related to policyholder experience and lower amortization of deferred acquisition costs on our legacy variable annuity business, partially offset by the impact of lower sales volume and product mix changes. Policyholder experience in our long-term care business was neutral in 2Q18.
The net gains in items excluded from core earnings were US$105 million less favourable in 2Q18 compared with 2Q17 primarily due to investment-related experience losses in 2Q18 compared with gains in 2Q17, partially offset by higher gains from the direct impact of markets in 2Q18 compared with 2Q17.
Year-to-date net income attributed to shareholders was US$913 million in 2018 compared with US$1,031 million in the same period of 2017 and year-to-date core earnings were US$694 million in 2018 compared with US$600 million in the same period of 2017. The increase in year-to-date core earnings of US$94 million was driven by the favourable impact of lower U.S. tax rates, favourable policyholder experience, a gain related to a historical annuity reinsurance item, and lower amortization of deferred acquisition costs on the legacy variable annuity business, partially offset by the impact of lower

[1]	Segregated fund products include guarantees. These products are also referred to as variable annuities.

Manulife Financial Corporation – Second Quarter 2018

sales volume and product mix changes. Year-to-date policyholder experience was a small gain in 2018. Items excluded from year-to-date core earnings were a net gain of US$219 million in 2018 and a net gain of US$431 million for the same period of 2017. These items are outlined in the "Performance and Non-GAAP Measures" section below.
Sales
APE sales in 2Q18 of US$99 million decreased 20% compared with 2Q17, primarily due to lower 2Q18 international sales, which continue to be impacted by increased competitive pressures, while 2Q17 sales were unusually high in advance of price increases. Domestic sales declined only 2% as record quarterly sales of products with the John Hancock Vitality feature benefited multiple products in 2Q18. Year-to-date sales in 2018 of US$189 million decreased 20% compared with the same period of 2017 primarily due to lower international sales and variable universal life sales.
Global Wealth and Asset Management
Business highlights
In 2Q18, we delivered solid growth in core earnings across all regions. We successfully launched an Infrastructure Fund in the U.S. with approximately US$2 billion in funding commitments, which provides third-party investors access to direct private equity investments and co-investments in the U.S. infrastructure sector. In addition, our U.S. Real Estate Investment Trust in Singapore acquired two U.S. commercial office buildings in June, which spurred additional flows in the quarter.
Global WAM AUMA of $640 billion as at June 30, 2018 increased 1% compared with December 31, 2017 driven by positive year-to-date net flows of $10.1 billion, and increased 9% compared with June 30, 2017 due to favourable investment performance and positive net flows. Global WAM also manages $187 billion in assets for the Company's non-WAM reporting segments, and including those managed assets, AUMA managed by Global WAM was $827 billion as at June 30, 2018.
Earnings
Net income attributed to shareholders was $233 million in 2Q18 compared with $201 million in 2Q17 and core earnings were $239 million in 2Q18 compared with $214 million in 2Q17. Items excluded from core earnings, related to integration costs in our Canadian businesses, were a net charge of $6 million in 2Q18 compared with a net charge of $13 million in 2Q17.
Core earnings in 2Q18 increased 15% compared with 2Q17 driven by higher fee income on higher average asset levels and $16 million from lower U.S. tax rates, partially offset by higher expenses from the non-recurrence of a favourable expense adjustment of $22 million ($14 million post-tax) in 2Q17 related to the timing of compensation expenses.
Core EBITDA1 was $370 million in 2Q18, an increase of 1% compared with 2Q17 driven by higher fee income partially offset by higher expenses as noted above.

Year-to-date net income attributed to shareholders was $456 million in 2018 compared with $376 million in the same period of 2017. Year-to-date core earnings of $466 million increased 20% compared with the same period of 2017. The increase reflects higher fee income on higher average asset levels and lower U.S. tax rates, partially offset by higher expenses including the favourable adjustment in 2Q17 noted above. Items excluded from year-to-date core earnings were a net charge of $10 million in 2018 and a net charge of $26 million for the same period of 2017. These items are outlined in the "Performance and Non-GAAP Measures" section below.
Year-to-date Core EBITDA was $730 million in 2018, an increase of 5% compared with the same period of 2017. The increase was driven by higher fee income on higher average asset levels partially offset by higher expenses as noted above.
Gross Flows and Net Flows
As noted above, gross flows were $29.1 billion in 2Q18, a decrease of 2% compared with 2Q17 and net flows were $0.1 billion in 2Q18, a decrease of $5.8 billion compared with 2Q17. Year-to-date gross flows in 2018 of $65.6 billion were 7% higher than in the same period of 2017 and year-to-date net flows of $10.1 billion in 2018 were in line with the same period of 2017. By geography the results were:
WAM Asia:
•
Gross flows in Asia in 2Q18 were $5.8 billion, a decrease of 13% compared with 2Q17, driven by lower mutual fund sales in mainland China and several large-case retirement plan sales in 2Q17 in Indonesia, partially offset by higher institutional asset management gross flows, notably into the U.S. Real Estate Investment Trust in Singapore. Year-to-date gross flows of $13.2 billion in 2018 were 9% higher than the same period in 2017.

[1]	Core earnings before interest, taxes, depreciation and amortization ("Core EBITDA") is a non-GAAP measure.

Manulife Financial Corporation – Second Quarter 2018

•
Net flows in 2Q18 were $1.6 billion, compared with net flows of $1.5 billion in 2Q17, driven by lower redemptions in retail and institutional asset management, partially offset by lower gross flows as mentioned above. Year-to-date net flows of $3.6 billion in 2018 were $1.1 billion higher than the same period in 2017.

WAM Canada:
•
Gross flows in Canada in 2Q18 were $5.5 billion, an increase of 12% compared with 2Q17, driven by sales of several equity and fixed income funds and supported by successful marketing campaigns in retail, and new plan sales and recurring deposits in retirement. This was partially offset by the funding of a $0.8 billion fixed income mandate in institutional asset management in 2Q17. Year-to-date gross flows in 2018 of $13.5 billion were $2.6 billion or 24% higher than the same period of 2017.

•
Net flows of $0.7 billion in 2Q18 were in line with 2Q17, as higher gross flows as mentioned above were offset by higher redemptions in retail. Year-to-date net flows of $4.2 billion in 2018 were $2.1 billion higher than the same period of 2017.

WAM U.S.:
•
Gross flows in the U.S. in 2Q18 were $17.8 billion, a decrease of 1% compared with 2Q17, driven by lower institutional model allocations as well as lower sales of fixed income funds in retail, partially offset by the successful launch of the John Hancock Infrastructure Fund in institutional asset management and growth in retirement gross flows. Year-to-date gross flows in 2018 of $38.8 billion were 2% higher than the same period in 2017.

~~•~~
Net flows in 2Q18 were negative $2.2 billion, compared with positive net flows of $3.7 billion in 2Q17, driven by the redemption of three large-case retirement plans, and lower gross flows in retail as mentioned above. Year-to-date net flows in 2018 of $2.3 billion were $3.6 billion lower than the same period of 2017.

Corporate and Other
Earnings
Corporate and Other reported a net loss attributed to shareholders of $474 million in 2Q18 compared with a net loss attributed to shareholders of $159 million in 2Q17. The core loss was $73 million in 2Q18 compared with a core loss of $27 million in 2Q17 and the items excluded from core loss amounted to a net charge of $401 million in 2Q18 compared with a net charge of $132 million in 2Q17.
The $46 million increase in core loss was primarily due to $50 million of lower core investment gains ($104 million gain in 2Q18 and $154 million gain in 2Q17) and an unfavourable impact of lower U.S. tax rates of $15 million, partially offset by higher net investment-related income.
The items excluded from core loss amounted to a net charge of $401 million in 2Q18, which includes a $104 million reclassification to core investment gains, the $200 million restructuring charge, $85 million related to net realized losses on AFS bonds, and other charges related to the direct impact of markets.
On a year-to-date basis, the net loss attributed to shareholders was $770 million in 2018 compared with a net loss attributed to shareholders of $350 million in the same period of 2017. The year-to-date core loss was $146 million in 2018 compared with $167 million in the same period of 2017. The favourable variance in the year-to-date core loss of $21 million was attributable to higher net investment-related income partially offset by the impact of lower U.S. tax rates. Items excluded from the year-to-date core loss were a net charge of $624 million in 2018 compared with a net charge of $183 million in the same period of 2017. Of the $441 million unfavourable variance in items excluded from core loss, $200 million related to the restructuring charge. The remaining difference was primarily driven by higher net realized losses on AFS bonds and a net charge from the direct impact of markets.

Manulife Financial Corporation – Second Quarter 2018

MANAGEMENT'S DISCUSSION AND ANALYSIS
This Management's Discussion and Analysis ("MD&A") is current as of August 8, 2018, unless otherwise noted. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2018 and the MD&A and audited Consolidated Financial Statements contained in our 2017 Annual Report.
Effective January 1, 2018, the Company's reporting segments have been reorganized. Please refer to section B1 "Second quarter earnings analysis" and section F3 "Performance and Non-GAAP Measures" below for details of these changes.
For further information relating to our risk management practices and risk factors affecting the Company, see "Risk Factors" in our 2017 Annual Information Form, "Risk Management", "Risk Factors" and "Critical Accounting and Actuarial Policies" in the MD&A in our 2017 Annual Report and the "Risk Management" note to the Consolidated Financial Statements in our most recent annual and interim reports.
In this MD&A, the terms "Company", "Manulife", "we" and "our" mean Manulife Financial Corporation ("MFC") and its subsidiaries.
Contents

A. OVERVIEW
1. Earnings
2. Sales
3. Capital related items
4. Strategic priorities
5. ALDA update
6. Expense efficiency
7. Annual review of actuarial methods and assumptions
B. FINANCIAL HIGHLIGHTS
1. Second quarter earnings analysis
2. Revenue
3. Premiums and deposits
4. Assets under management and administration
5. Capital
6. Impact of fair value accounting
7. Impact of foreign currency exchange rates
C. PERFORMANCE BY SEGMENT
1. Asia
2. Canada
3. U.S.
4. Global Wealth and Asset Management
5. Corporate and Other

D.       RISK MANAGEMENT AND RISK FACTORS UPDATE
1. Variable annuity and segregated fund guarantees
2. Caution related to sensitivities
3. Publicly traded equity performance risk
4. Interest rate and spread risk
5. Alternative long-duration asset ("ALDA") performance risk
E. ACCOUNTING MATTERS AND CONTROLS
1. Critical accounting and actuarial policies
2. Sensitivity of policy liabilities to asset related assumptions
3. Accounting and reporting changes
4. Quarterly financial information
5. Other
F. OTHER
1. Quarterly dividend
2. Outstanding shares - selected information
3. Performance and Non-GAAP Measures
4. Caution regarding forward-looking statements

Manulife Financial Corporation – Second Quarter 2018

A OVERVIEW
A1 Earnings
In the second quarter of 2018 ("2Q18"), Manulife's net income attributed to shareholders was $1,262 million, diluted earnings per common share was $0.61 and return on common shareholders' equity ("ROE") was 12.3%, compared with $1,255 million, $0.61 and 12.4%, respectively, for the second quarter of 2017 ("2Q17").
Net income attributed to shareholders is comprised of core earnings1 (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $1,431 million in 2Q18 compared with $1,174 million in 2Q17, and items excluded from core earnings, which amounted to a net charge of $169 million in 2Q18 compared with a net gain of $81 million in 2Q17.
The $257 million increase in core earnings was driven by improved policyholder experience, greater expense efficiency, lower U.S. tax rates, a benefit in Canada related to the release of provisions for uncertain tax positions for a prior year and business growth. These items were partially offset by lower core investment gains1 ($104 million in 2Q18 compared with $154 million in 2Q17). Core earnings in 2Q18 included policyholder experience gains of $11 million post-tax ($19 million pre-tax) compared with charges of $58 million post-tax ($86 million pre-tax) in 2Q17.2
Total investment-related experience gains reported in 2Q18 were $122 million, compared with $292 million in 2Q17. The gains in 2Q18 and 2Q17 both reflected the favourable impact of fixed income reinvestment activities on the measurement of our policy liabilities and solid credit experience. In accordance with our definition of core earnings, we included $104 million of investment-related experience gains in core earnings in 2Q18 and $154 million in 2Q17. We also reported $18 million of investment-related experience gains in items excluded from core earnings in 2Q18 and $138 million in 2Q17.
The $250 million unfavourable variance in items excluded from core earnings primarily consisted of a restructuring charge of $200 million ($250 million pre-tax) in 2Q18 and lower investment-related experience gains as noted above, partially offset by an improvement in the direct impact of markets (2Q18 – gain of $45 million and 2Q17 – charge of $37 million). The restructuring charge related to actions that are expected to result in annual run-rate savings of $300 million pre-tax when fully implemented, with the vast majority of the run-rate savings to be achieved by the end of 2019.3 The charge primarily related to the voluntary exit program in our Canadian operation transformation program and to our North American voluntary early retirement program as well as costs to optimize our real estate footprint in the U.S. and Canada. The net gain from the direct impact of markets was driven by increasing corporate spreads in the U.S., partially offset by losses on the sale of available-for-sale ("AFS") bonds. The 2Q17 direct impact of markets charge was primarily due to narrowing corporate spreads and widening swap spreads, partially offset by gains due to a flattening yield curve and favourable equity markets.
Net income attributed to shareholders for the 6 months ended June 30, 2018 was $2,634 million compared with $2,605 million for the 6 months ended June 30, 2017. Year-to-date core earnings amounted to $2,734 million in 2018 compared with $2,275 million in 2017, and items excluded from year-to-date core earnings amounted to a net charge of $100 million in 2018 compared with a net gain of $330 million in 2017. The increase in core earnings on a year-to-date basis reflects similar factors as described above for 2Q18 and included core investment gains of $200 million in both 2018 and 2017. The $430 million unfavourable variance on a year-to-date basis of items excluded from core earnings primarily consisted of the $200 million restructuring charge noted above, $135 million lower direct impact of markets and $120 million lower investment-related experience outside of core earnings.
A2 Sales
Annualized premium equivalent ("APE") sales1 were $1.2 billion in 2Q18, a decrease of 22%4 compared with 2Q17. In Asia, APE sales increased 2% from 2Q17 as double-digit growth in Hong Kong and Asia Other5 was mostly offset by competitive pressures in Japan. In Canada, APE sales declined 62% from 2Q17 primarily reflecting a prior year large-case group insurance sale. In the U.S., APE sales decreased by 20% from 2Q17 due to lower international sales following price increases in the third quarter of 2017 ("3Q17") to improve margins. Year-to-date APE sales of $2.6 billion in 2018 were 16% lower than the same period of 2017, primarily due to lower sales in Canada and the U.S. The drivers of the year-to-date

[1]	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

[2]	Effective the first quarter of 2018 ("1Q18"), policyholder experience is being reported excluding minority interest. Comparative prior periods have been updated.

[3]	See "Caution regarding forward-looking statements" below.

[4]	Percentage growth / declines in APE sales are stated on a constant exchange rate basis. Constant exchange rate basis is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
[5]	Asia Other excludes Japan and Hong Kong.

Manulife Financial Corporation – Second Quarter 2018

sales results were similar to those for the quarter.
New business value ("NBV")1 was $411 million in 2Q18, an increase of 24%2 compared with 2Q17. The increase in NBV was driven by improvements in Asia and Canada. In Asia, NBV increased 27% from 2Q17 to $334 million due to an improvement in business mix, management actions to increase margins and higher interest rates in key markets. Canada NBV increased 25% from 2Q17 primarily due to price increases in 3Q17 to improve margins. Year-to-date NBV was $795 million in 2018, an increase of 12% compared with the same period of 2017.
Wealth and asset management ("WAM") gross flows1 were $29.1 billion in 2Q18, a decrease of $1.2 billion or 2%2 compared with $30.3 billion in 2Q17. The decline was driven by lower gross flows in Asia due to lower mutual fund sales in mainland China, partially offset by higher gross flows in Canada, supported by successful marketing campaigns in retail. In the U.S., higher retirement gross flows and the successful launch of the John Hancock Infrastructure Fund were offset by lower retail gross flows. Year-to-date gross flows of $65.6 billion in 2018 were 7% higher than the same period of 2017, driven by increases across all business lines in Canada, and broad-based growth in our institutional asset management business in Asia and the U.S, partially offset by lower retail gross flows in the U.S.
Wealth and asset management net flows1 were $0.1 billion in 2Q18 compared with $5.9 billion in 2Q17. The decline in net flows was driven by the termination of three large-case plans in our U.S. retirement business and, to a lesser extent, lower gross flows. Year-to-date net flows were $10.1 billion in 2018, in line with the same period of 2017 with positive net flows in Canada and Asia offset by negative net flows in the U.S., notably due to the terminations in our U.S. retirement business.
A3 Capital related items
The Office of the Superintendent of Financial Institutions' Life Insurance Capital Adequacy Test ("LICAT") regulatory capital regime, came into effect in Canada on January 1, 2018, replacing the Minimum Continuing Capital and Surplus framework. As at June 30, 2018, the LICAT ratio for The Manufacturers Life Insurance Company ("MLI") was 132%, compared with 129% as at March 31, 2018. The ratio increased three percentage points compared with March 31, 2018 due to a variety of factors including organic capital growth from earnings, a net capital issuance, and a decrease in required capital, primarily due to the reduction of alternative long-duration assets ("ALDA") in our portfolio asset mix, among other initiatives.
MFC's LICAT ratio was 121% as at June 30, 2018, compared with 117% as at March 31, 2018. The difference between the MLI and MFC ratios as at June 30, 2018 was largely due to the $4.6 billion of MFC senior debt outstanding that does not qualify as available capital at the MFC level.
MFC's financial leverage ratio as at June 30, 2018 was 29.4%, a decrease of 0.3 percentage points from the March 31, 2018 ratio of 29.7%, as growth in retained earnings more than offset a net debt issuance.
A4 Strategic priorities3
At Manulife's Investor Day on June 27, 2018, we stated our bold ambition of delivering top quartile shareholder returns and introduced mid-term targets for our strategic priorities:
1.
Optimizing our portfolio to make sure we're putting our capital to best use – We have set a target to free up $5 billion in capital from legacy businesses by 2022. The updated target includes $2 billion from the decision to reduce the allocation of ALDA in our portfolio asset mix supporting our North American legacy businesses that we announced in late 2017.

2.	Managing our costs to be competitive and create value – We have set a target to achieve a 50% expense efficiency ratio[1] and $1 billion in expense saving and avoidance by 2022.
3.	Accelerating growth in our highest-potential businesses – We have set a target to generate two-thirds of core earnings from high potential businesses by 2022.
4.	Focussed on putting our customers first – We have set a target to improve our net promoter score by 30 percentage points by 2022.
5.	Fostering a high performing team and culture – We have set a target to achieve top quartile employee engagement by 2022.

[1]	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
[2]	Percentage growth / declines in NBV and gross flows are stated on a constant exchange rate basis. Constant exchange rate basis is a non-GAAP measure.
[3]	See "Caution regarding forward-looking statements.

Manulife Financial Corporation – Second Quarter 2018

A5 ALDA update
In the fourth quarter of 2017, we recorded a $1 billion post-tax charge related to our decision to reduce the allocation to ALDA in our portfolio asset mix supporting our North American legacy businesses and stated that this is expected to reduce risk and lower volatility in our legacy businesses and free up approximately $2 billion in capital over the next 12-18 months as the ALDA is sold.1 ALDA dispositions contributed approximately $0.4 billion to regulatory capital in 2Q18, for a total contribution of approximately $0.7 billion in 2018.
A6 Expense efficiency
In Q218, we reported an expense efficiency ratio of 51.2% compared with 54.2% in 2Q17. Growth of general expenses included in core earnings was limited to 4%, while pre-tax core earnings grew 18%, resulting in a 3.0 percentage point improvement in our expense efficiency ratio.
A7 Annual review of actuarial methods and assumptions
In the third quarter of 2018 ("3Q18"), we will complete our annual review of actuarial methods and assumptions. While this review is not complete, preliminary indications suggest that there will be a net post-tax charge of up to $100 million in 3Q18.1 Assumptions being reviewed this year include lapse assumptions for U.S. life insurance, certain mortality assumptions for U.S. and Canadian insurance and annuity businesses, certain investment assumptions, and policyholder behaviour assumptions for U.S. variable annuities.
B FINANCIAL HIGHLIGHTS
	Quarterly Results			YTD Results
($ millions, unless otherwise stated, unaudited)	2Q18	1Q18	2Q17	2018	2017
Net income attributed to shareholders	$1,262	$1,372	$1,255	$2,634	$2,605
Preferred share dividends	(44)	(39)	(39)	(83)	(80)
Common shareholders' net income	$1,218	$1,333	$1,216	$2,551	$2,525
Core earnings(1)	$1,431	$1,303	$1,174	$2,734	$2,275
Basic earnings per common share ($)	$0.61	$0.67	$0.62	$1.29	$1.28
Diluted earnings per common share ($)	$0.61	$0.67	$0.61	$1.28	$1.27
Diluted core earnings per common share ($)(1)	$0.70	$0.64	$0.57	$1.33	$1.11
Return on common shareholders' equity ("ROE")	12.3%	14.1%	12.4%	13.2%	13.0%
Core ROE(1)	14.0%	13.4%	11.5%	13.7%	11.3%
Sales(1) Annualized premium equivalent sales	$1,245	$1,387	$1,612	$2,632	$3,157
Wealth and asset management gross flows	$29,102	$36,466	$30,343	$65,568	$62,702
Wealth and asset management net flows	$92	$9,977	$5,854	$10,069	$10,457
New business value(1)	$411	$384	$338	$795	$724
Premiums and deposits(1) Insurance	$11,718	$11,603	$10,784	$23,321	$21,489
Wealth and asset management	$29,102	$36,466	$30,343	$65,568	$62,702
Corporate and Other	$24	$23	$22	$47	$43
Assets under management and administration ($ billions)(1)	$1,118	$1,098	$1,041	$1,118	$1,041
Capital ($ billions)(1)	$54.3	$52.5	$52.0	$54.3	$52.0
MLI's LICAT ratio	132%	129%	-	132%	-
MLI's MCCSR ratio	-	-	230%	-	230%
(1)	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

1 See "Caution regarding forward-looking statements" below.

Manulife Financial Corporation – Second Quarter 2018

B1 Second quarter earnings analysis
Effective January 1, 2018, the Company introduced Global Wealth and Asset Management segment as a primary reporting segment. This reflects organizational changes made to drive better alignment with our strategic priorities as well as to increase focus and leverage scale in our global wealth and asset management businesses.
Our reporting segments are:
•	Asia – providing insurance products and insurance-based wealth accumulation products in Asia.
•	Canada – providing insurance products, insurance-based wealth accumulation products, and banking services in Canada.
•	U.S. – providing life insurance products and administering in-force long-term care and insurance-based wealth accumulation products in the U.S.
•	Global Wealth and Asset Management – providing fee-based wealth solutions with little or no guarantees to our retail, retirement and institutional customers around the world.
•
Corporate and Other – comprised of investment performance on assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to operating segments); financing costs; our Property and Casualty Reinsurance business; and run-off reinsurance business lines.

In addition to changing the segments, we changed the segment reporting for changes to actuarial methods and assumptions. These changes were previously reported in the Corporate and Other segment and are now reported in the respective operating segment. Other minor adjustments to our reporting are outlined under section F3 "Performance and Non-GAAP Measures" below. Comparative periods, are shown based on the Company's new reporting segments and reflect changes to the non-GAAP measures.
The table below reconciles core earnings to net income (loss) attributed to shareholders.
	Quarterly Results			YTD Results
($ millions, unaudited)	2Q18	1Q18	2Q17	2018	2017
Core earnings(1)
Asia	$406	$427	$350	$833	$707
Canada	403	290	278	693	533
U.S.	456	432	359	888	800
Global Wealth and Asset Management	239	227	214	466	402
Corporate and Other (excluding core investment gains)	(177)	(169)	(181)	(346)	(367)
Core investment gains	104	96	154	200	200
Total core earnings	1,431	1,303	1,174	2,734	2,275
Items excluded from core earnings: Investment-related experience outside of core earnings	18	-	138	18	138
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities(2),(3) (see table below)	45	50	(37)	95	230
Restructuring charge	(200)	-	-	(200)	-
Other	(32)	19	(20)	(13)	(38)
Net income (loss) attributed to shareholders	$1,262	$1,372	$1,255	$2,634	$2,605
(1)
This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below. In addition, all values, including comparative periods, are shown based on the Company's new reporting segments noted in this section.

(2)
As outlined under "Critical Accounting and Actuarial Policies" below, net insurance contract liabilities under International Financial Reporting Standards ("IFRS") for Canadian insurers are determined using the Canadian Asset Liability Method ("CALM"). Under CALM, the measurement of policy liabilities includes estimates regarding future expected investment income on assets supporting the policies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. These gains and losses can relate to both the investment returns earned in the period, as well as to the change in our policy liabilities driven by the impact of current period investing activities on future expected investment income assumptions. The direct impact of equity markets and interest rates is separately reported. Our definition of core earnings (see "Performance and Non-GAAP Measures" below) includes up to $400 million of favourable investment-related experience reported in a single year.

(3)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions, including experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on derivative positions and the sale of available-for-sale ("AFS") bonds in the Corporate and Other segment. See table below for components of this item.

Manulife Financial Corporation – Second Quarter 2018

Components of the direct impact of equity markets and interest rates and variable annuity guarantee liabilities in the table above:

	Quarterly Results			YTD Results
($ millions, unaudited)	2Q18	1Q18	2Q17	2018	2017
Direct impact of equity markets and variable annuity guarantee liabilities	$(26)	$(187)	$55	$(213)	$277
Fixed income reinvestment rates assumed in the valuation of policy liabilities	175	313	(73)	488	(23)
Sale of AFS bonds and derivative positions in the Corporate and Other segment	(104)	(76)	(19)	(180)	(24)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$45	$50	$(37)	$95	$230
B2 Revenue
	Quarterly Results			YTD Results
($ millions, unaudited)	2Q18	1Q18	2Q17	2018	2017
Gross premiums	$9,831	$9,466	$9,030	$19,297	$18,115
Premiums ceded to reinsurers	(1,077)	(1,141)	(2,056)	(2,218)	(4,091)
Net premium income	8,754	8,325	6,974	17,079	14,024
Investment income	3,566	3,235	3,444	6,801	6,761
Other revenue	2,964	2,502	2,872	5,466	5,465
Revenue before realized and unrealized investment income gains and losses	15,284	14,062	13,290	29,346	26,250
Realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities and on the macro hedge program	(1,615)	(5,316)	3,303	(6,931)	3,893
Total revenue	$13,669	$8,746	$16,593	$22,415	$30,143
Total revenue in 2Q18 was $13.7 billion compared with $16.6 billion in 2Q17. The amount of revenue reported in any fiscal period can be significantly affected by fair value accounting, which can materially impact the reported realized and unrealized gains or losses on assets supporting insurance and investment contract liabilities and on the macro hedge program, a component of revenue (see section B6 "Impact of fair value accounting" below). Accordingly, we discuss specific drivers of revenue in each segment before realized and unrealized investment income gains and losses in section C "Performance by Segment" below. 2Q18 revenue before realized and unrealized investment income gains and losses of $15.3 billion increased $2.0 billion compared with 2Q17, primarily due to the impact of a structural change in a reinsurance agreement on ceded premiums in Canada and higher large single premium deposits in Canada and business growth in Asia, partially offset by the impact of changes in foreign currency exchange rates.
Net realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities and on the macro hedge program was a loss of $1.6 billion in 2Q18 compared with a gain of $3.3 billion in 2Q17. The 2Q18 loss was primarily due to an overall increase in interest rates in the U.S. and Hong Kong. The key driver of the gain in 2Q17 was a decline in interest rates in North America and Hong Kong.
On a year-to-date basis, revenue before net realized and unrealized investment income gains and losses was $3.1 billion higher in 2018 compared with the same period of 2017 driven by similar factors as noted above. Net realized and unrealized gains on assets supporting insurance and investment contract liabilities and on the macro hedge program was a loss of $6.9 billion for year-to-date 2018 compared with a gain of $3.9 billion for year-to-date 2017. The key drivers of the fair value impact on a year-to-date basis in 2018 and 2017 were similar to the factors noted above.
B3 Premiums and deposits1
Premiums and deposits is an additional measure of our top line growth. It includes all new policyholder cash flows and, unlike total revenue, is not impacted by the volatility created by fair value accounting.

[1]	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation – Second Quarter 2018

Premiums and deposits for insurance products were $11.7 billion in 2Q18, an increase of $0.9 billion or 11%1 compared with 2Q17 primarily due to growth in Asia and Canada. Asia reported a 16% increase driven by the growth in recurring premiums from the in-force business and higher single premium deposits. Canada reported a 15% increase due to higher large single premium deposits in group insurance. Year-to-date premiums and deposits for insurance products were $23.3 billion in 2018, a 11% increase compared with $21.5 billion in the same period of 2017.
Premiums and deposits for WAM products were $29.1 billion in 2Q18, a decrease of $1.2 billion, or 2%, compared with 2Q17. Please refer to WAM gross flows in section A2 "Sales" above. Year-to-date premiums and deposits for WAM products were $65.6 billion in 2018, an increase compared with $62.7 billion in the same period of 2017.
B4 Assets under management and administration("AUMA") 2
AUMA as at June 30, 2018 were $1.1 trillion, an increase of 1%1 compared with December 31, 2017. The primary driver of the increase was continued customer net inflows.
B5 Capital2
MFC's total capital as at June 30, 2018 was $54.3 billion, an increase of $2.3 billion compared with June 30, 2017 capital of $52.0 billion and an increase of $3.6 billion from December 31, 2017 capital of $50.7 billion. The increase from December 31, 2017 was primarily driven by net income attributed to shareholders over the last 6 months, the impact of changes in foreign currency exchange rates and the net issuance of capital instruments and preferred shares over the last 6 months, partially offset by dividend payments and a decrease in the market value of available-for-sale securities. As noted in section A3 "Capital related items" above, MLI's LICAT ratio was 132% as at June 30, 2018.
B6 Impact of fair value accounting
Fair value accounting policies affect the measurement of both our assets and our liabilities. The impact on the measurement of both assets and liabilities of investment activities and market movements are reported as experience gains and losses on investments and the direct impact of equity markets and interest rates and variable annuity guarantees, each of which impacts net income attributed to shareholders (see section A1 "Earnings" above for discussion of 2Q18 experience).
Net realized and unrealized losses on assets supporting insurance and investment contract liabilities and on the macro hedge program were $1.6 billion for 2Q18 (2Q17 – gains of $3.3 billion) and on a year-to-date basis, the losses were $6.9 billion for 2018 (year-to-date 2017 – gains of $3.9 billion). See section B2 "Revenue" above for discussion of results.
As outlined in the "Critical Accounting and Actuarial Policies" in the MD&A in our 2017 Annual Report, net insurance contract liabilities under IFRS are determined using CALM, as required by the Canadian Institute of Actuaries ("CIA"). The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies. Investment returns are projected using current asset portfolios and projected reinvestment strategies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. We classify gains and losses by assumption type. For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting policies will result in an investment-related experience gain (loss).
B7 Impact of foreign currency exchange rates
Changes in foreign currency exchange rates reduced core earnings by $40 million in 2Q18 compared with 2Q17 and by $79 million for year-to-date 2018 compared with year-to-date 2017 primarily due to a stronger Canadian dollar compared with the U.S. dollar. The impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of these items.

[1]
Percentage growth / declines in premiums and deposits and AUMA are stated on a constant exchange rate basis. Constant exchange rate basis is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

[2]	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation – Second Quarter 2018

C PERFORMANCE BY SEGMENT
C1 Asia
($ millions, unless otherwise stated)	Quarterly Results(1)						YTD Results(1)
Canadian dollars		2Q18		1Q18		2Q17		2018		2017
Net income attributed to shareholders		$363		$448		$508		$811		$1,053
Core earnings(2)		406		427		350		833		707
Annualized premium equivalent sales		918		984		923		1,902		1,943
Revenue		4,937		4,305		5,432		9,242		10,567
Revenue before realized and unrealized investment income gains and losses(3)		5,354		5,264		4,665		10,618		9,327
Premiums and deposits		5,316		5,640		4,708		10,956		9,387
Assets under management ($ billions)		98.6		96.1		87.4		98.6		87.4
U.S. dollars
Net income attributed to shareholders	US	$280	US	$355	US	$377	US	$635	US	$789
Core earnings(2)		315		338		260		653		530
Annualized premium equivalent sales		711		778		686		1,489		1,457
Revenue		3,823		3,404		4,039		7,227		7,919
Revenue before realized and unrealized investment income gains and losses(3)		4,146		4,163		3,470		8,309		6,992
Premiums and deposits		4,117		4,460		3,502		8,577		7,035
Assets under management ($ billions)		74.9		74.5		67.3		74.9		67.3
(1)	The Company made a number of reporting changes in 1Q18. Please refer to section B1 "Second quarter earnings analysis" and section F3 "Performance and Non-GAAP Measures" for details.
(2)	See "Performance and Non-GAAP Measures" for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(3)	See section B6 "Impact of fair value accounting".
Asia's net income attributed to shareholders was $363 million in 2Q18 compared with $508 million in 2Q17. Net income attributed to shareholders is comprised of core earnings, which was $406 million in 2Q18 compared with $350 million in 2Q17, and items excluded from core earnings, which amounted to a net charge of $43 million in 2Q18 compared with a net gain of $158 million in 2Q17. The changes in net income attributed to shareholders and core earnings expressed in Canadian dollars are due to the factors described below and, in addition, core earnings reflected a net $15 million unfavourable impact due to changes in foreign currency exchange rates versus the Canadian dollar.
Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$280 million in 2Q18 compared with US$377 million in 2Q17 and core earnings were US$315 million in 2Q18 compared with US$260 million in 2Q17. Items excluded from core earnings were a net charge of US$35 million in 2Q18 compared with a net gain of US$117 million in 2Q17.
Core earnings in 2Q18 increased 19%1 compared with 2Q17. The increase in core earnings was driven by Hong Kong and Asia Other, due to a combination of the favourable impact of new business, in-force business growth and scale benefits. This was partially offset by lower core earnings in Japan due to less favorable claims experience and a decline in new business volumes.
The US$152 million unfavourable change in items excluded from core earnings was primarily due to a net charge related to the direct impact of equity markets in 2Q18 compared with a net gain in 2Q17.
Year-to-date net income attributed to shareholders was US$635 million in 2018 compared with US$789 million in the same period of 2017. Year-to-date core earnings of US$653 million increased 20% compared with the same period of 2017. The increase reflects similar factors as noted above. Items excluded from year-to-date core earnings were a net charge of US$18 million in 2018 and a net gain of US$259 million for the same period of 2017. These items are outlined in section F3 "Performance and Non-GAAP Measures".
APE sales in 2Q18 were US$711 million, an increase of 2% compared with 2Q17 as growth in Hong Kong and Asia Other

1 Percentage growth/declines in core earnings is stated on a constant exchange rate basis. Constant exchange rate basis is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation – Second Quarter 2018

was mostly offset by lower sales volumes in Japan. Japan APE sales were US$232 million, a decrease of 23% compared with 2Q17 due to continued increased competition in the corporate market segment. Hong Kong APE sales in 2Q18 were US$142 million, a 14% increase compared with 2Q17 reflecting growth across agency, bancassurance and broker channels. Asia Other APE sales in 2Q18 were US$337 million, a 23% increase compared with 2Q17 driven by strong growth in both bancassurance and agency channels. Year-to-date APE sales of US$1.5 billion in 2018 were in line with the same period of 2017, as growth in Hong Kong and Asia Other was offset by lower sales volumes in Japan.
Revenue of US$3.8 billion in 2Q18 decreased 5% compared with 2Q17. Excluding realized and unrealized investment income gains and losses, revenue was US$4.1 billion in 2Q18, an increase of 19% compared with 2Q17, driven by recurring premium growth from in-force business and single premium sales. Year-to-date revenue was US$7.2 billion in 2018 compared with US$7.9 billion in the same period of 2017. Excluding realized and unrealized investment income gains and losses, year-to-date revenue was US$8.3 billion in 2018, an increase of 19% compared with the same period of 2017.
Premiums and deposits of US$4.1 billion in 2Q18 increased 16% compared with 2Q17, driven by the growth in recurring premiums from the in-force business and higher single premium deposits. Year-to-date premiums and deposits were US$8.6 billion in 2018, an increase of 20% compared with the same period of 2017.
Assets under management were US$74.9 billion as at June 30, 2018, an increase of 3%1 compared with December 31, 2017, driven by positive customer net flows of US$5.1 billion mostly offset by the negative impact on asset values from lower equity markets and higher interest rates.
C2 Canada
	Quarterly Results(1)			YTD Results(1)
($ millions, unless otherwise stated)	2Q18	1Q18	2Q17	2018	2017
Net income (loss) attributed to shareholders	$510	$459	$23	$969	$151
Core earnings(2)	403	290	278	693	533
Annualized premium equivalent sales	198	290	524	488	899
Revenue	4,497	3,194	3,205	7,691	6,146
Revenue before realized and unrealized investment income gains and losses(3)	4,241	3,582	2,727	7,823	5,334
Premiums and deposits	4,245	3,803	3,693	8,048	7,427
Assets under management ($ billions)	146.0	144.4	144.9	146.0	144.9
(1)	The Company made a number of reporting changes in 1Q18. Please refer to section B1 "Second quarter earnings analysis" and section F3 "Performance and Non-GAAP Measures" for details.
(2)	See "Performance and Non-GAAP Measures" below for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(3)	See section B6 "Impact of fair value accounting".
Canada's 2Q18 net income attributed to shareholders was $510 million compared with $23 million in 2Q17. Net income attributed to shareholders is comprised of core earnings, which were $403 million in 2Q18 compared with $278 million in 2Q17, and items excluded from core earnings, which were a net gain of $107 million in 2Q18 compared with a net charge of $255 million in 2Q17.
Core earnings increased $125 million or 45% compared with 2Q17 reflecting favourable policyholder experience of $46 million in our group insurance business versus unfavourable experience in 2Q17, the release of provisions for uncertain tax positions for a prior year of $48 million, and higher new business margins in individual insurance due to pricing actions taken in late 2017.
The 2Q18 net gain in items excluded from core earnings primarily related to $83 million of favourable investment-related experience gains. In 2Q17, the above-noted net charge was primarily related to the direct impact of markets.
Year-to-date net income attributed to shareholders was $969 million in 2018 compared with $151 million in the same period of 2017 and year-to-date core earnings were $693 million in 2018 compared with $533 million in the same period of 2017. The increase in year-to-date core earnings of $160 million was driven by similar factors as noted above. Items excluded from year-to-date core earnings were a net gain of $276 million in 2018 and a net charge of $382 million for the same period of 2017. These items are outlined in section F3 "Performance and Non-GAAP Measures".

1  Percentage growth/declines in assets under management is stated on a constant exchange rate basis. Constant exchange rate basis is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation – Second Quarter 2018

APE sales in 2Q18 were $198 million, a decrease of $326 million compared with 2Q17 due to the non-recurrence of a large-case group insurance sale in the prior year. Year-to-date APE sales in 2018 were $488 million, $411 million lower than in the same period of 2017. The large-case group insurance sale also impacted the year-to-date variance in sales.
Revenue in 2Q18 was $4.5 billion compared with $3.2 billion in 2Q17 and was $7.7 billion for year-to-date 2018 compared with $6.1 billion in the same period of 2017. Total revenue before realized and unrealized investment income gains and losses was $4.2 billion in 2Q18, an increase of $1.5 billion compared with 2Q17, and was $7.8 billion year-to-date 2018, an increase of 47% compared with the same period of 2017. The increase in quarterly and year-to-date revenue before realized and unrealized investment income gains and losses was driven by a structural change in a reinsurance agreement in 1Q18, which has reduced ongoing ceded premiums and higher large single premium deposits in group insurance in 2Q18.
Premiums and deposits in 2Q18 were $4.2 billion, an increase of $0.5 billion or 15% compared with 2Q17 due to higher large single premium deposits noted above. Year-to-date premiums and deposits were $8.0 billion in 2018, an increase of $0.6 billion compared with $7.4 billion in the same period of 2017. The structural change noted above does not impact this metric.
Assets under management were $146.0 billion as at June 30, 2018, an increase of $1.4 billion from December 31, 2017, primarily driven by growth in Manulife Bank net lending assets and the higher single premium deposits in group insurance, partially offset by net outflows in the segregated fund business.
C3 U.S.
($ millions, unless otherwise stated)	Quarterly Results(1)						YTD Results(1)
Canadian dollars		2Q18		1Q18		2Q17		2018		2017
Net income attributed to shareholders		$630		$538		$682		$1,168		$1,375
Core earnings(2)		456		432		359		888		800
Annualized premium equivalent sales		129		113		165		242		315
Revenue		2,982		19		6,671		3,001		10,925
Revenue before realized and unrealized investment income gains and losses(3)		4,461		3,981		4,541		8,442		8,974
Premiums and deposits		2,156		2,160		2,382		4,316		4,676
Assets under management ($ billions)		233.5		229.8		230.3		233.5		230.3
U.S. dollars
Net income attributed to shareholders	US	$488	US	$425	US	$507	US	$913	US	$1,031
Core earnings(2)		353		341		267		694		600
Annualized premium equivalent sales		99		90		123		189		236
Revenue		2,308		16		4,960		2,324		8,174
Revenue before realized and unrealized investment income gains and losses(3)		3,454		3,148		3,375		6,602		6,724
Premiums and deposits		1,670		1,709		1,772		3,379		3,505
Assets under management ($ billions)		177.4		178.2		177.5		177.4		177.5
(1)	The Company made a number of reporting changes in 1Q18. Please refer to section B1 "Second quarter earnings analysis" and section F3 "Performance and Non-GAAP Measures" for details.
(2)	See "Performance and Non-GAAP Measures" below for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(3)	See section B6 "Impact of fair value accounting".
 U.S. 2Q18 net income attributed to shareholders was $630 million compared with $682 million in 2Q17. Net income attributed to shareholders is comprised of core earnings, which amounted to $456 million in 2Q18 compared with $359 million in 2Q17, and items excluded from core earnings, which amounted to a net gain of $174 million in 2Q18 compared with a net gain of $323 million in 2Q17. The changes in net income attributed to shareholders and core earnings expressed in Canadian dollars are due to the factors described below and, in addition, the change in core earnings reflected a net $19 million unfavourable currency impact from the weakening of the U.S. dollar compared with the Canadian dollar.
Expressed in U.S. dollars, the functional currency of the segment, 2Q18 net income attributed to shareholders was US$488 million compared with US$507 million in 2Q17, core earnings were US$353 million in 2Q18 compared with US$267 million in 2Q17, and items excluded from core earnings were a net gain of US$135 million in 2Q18 compared with a net gain of US$240 million in 2Q17.

Manulife Financial Corporation – Second Quarter 2018

The US$86 million increase in core earnings included US$43 million related to lower U.S. tax rates, lower charges related to policyholder experience and lower amortization of deferred acquisition costs on our legacy variable annuity business, partially offset by the impact of lower sales volume and product mix changes. Policyholder experience in our long-term care business was neutral in 2Q18.
The net gains in items excluded from core earnings were US$105 million less favourable in 2Q18 compared with 2Q17 primarily due to investment-related experience losses in 2Q18 compared with gains in 2Q17, partially offset by higher gains from the direct impact of markets in 2Q18 compared with 2Q17.
Year-to-date net income attributed to shareholders was US$913 million in 2018 compared with US$1,031 million in the same period of 2017 and year-to-date core earnings were US$694 million in 2018 compared with US$600 million in the same period of 2017. The increase in year-to-date core earnings of US$94 million was driven by the favourable impact of lower U.S. tax rates, favourable policyholder experience, a gain related to a historical annuity reinsurance item, and lower amortization of deferred acquisition costs on the legacy variable annuity business, partially offset by the impact of lower sales volume and product mix changes. Year-to-date policyholder experience was a small gain in 2018. Items excluded from year-to-date core earnings were a net gain of US$219 million in 2018 and a net gain of US$431 million for the same period of 2017. These items are outlined in section F3 "Performance and Non-GAAP Measures".
APE sales in 2Q18 of US$99 million decreased 20% compared with 2Q17, primarily due to lower 2Q18 international sales, which continue to be impacted by increased competitive pressures, while 2Q17 sales were unusually high in advance of price increases. Domestic sales declined only 2% as record quarterly sales of products with the John Hancock Vitality feature benefited multiple products in 2Q18. Year-to-date sales in 2018 of US$189 million decreased 20% compared with the same period of 2017 primarily due to lower international sales and variable universal life sales.
Revenue in 2Q18 was US$2.3 billion, a decrease compared with US$5.0 billion in 2Q17. The decrease is primarily attributable to mark-to-market losses on fixed income and derivative asset holdings due to interest rate movements in 2Q18. Revenue before net realized and unrealized investment income gains and losses was US$3.5 billion in 2Q18, an increase of 2% compared with 2Q17. The US$79 million increase was driven by higher investment income, partially offset by lower premium income consistent with the run-off nature of the annuities business. Year-to-date revenue was US$2.3 billion in 2018, a decrease compared with US$8.2 billion in the same period of 2017. Excluding realized and unrealized investment income gains and losses on assets supporting insurance and investment contract liabilities, year-to-date revenue was US$6.6 billion in 2018, a decrease of 2% compared with the same period of 2017.
Premiums and deposits for 2Q18 were US$1.7 billion, a decrease of 6% compared with 2Q17 primarily driven by lower first year premiums in life insurance from lower sales. Year-to-date premiums and deposits were US$3.4 billion in 2018, a decrease of 4% compared with the same period of 2017.
Assets under management as at June 30, 2018 were US$177.4 billion, down 3% from December 31, 2017. The decrease was driven by unfavourable mark-to-market movement in our insurance business primarily from interest rate movements, as well as the continued run-off of our annuities business.
C4 Global Wealth and Asset Management
	Quarterly Results(1)			YTD Results(1)
($ millions, unless otherwise stated)	2Q18	1Q18	2Q17	2018	2017
Net income attributed to shareholders	$233	$223	$201	$456	$376
Core earnings(2)	239	227	214	466	402
Core EBITDA(3)	370	360	377	730	719
Sales
Wealth and asset management gross flows	29,102	36,466	30,343	65,568	62,702
Wealth and asset management net flows	92	9,977	5,854	10,069	10,457
Revenue	1,359	1,347	1,315	2,706	2,584
Premiums and deposits	29,102	36,466	30,343	65,568	62,702
Assets under management and administration ($ billions)	639.9	626.9	582.7	639.9	582.7
(1)	The Company made a number of reporting changes in 1Q18. Please refer to section B1 "Second quarter earnings analysis" and section F3 "Performance and Non-GAAP Measures" for details.
(2)	See "Performance and Non-GAAP Measures" below for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(3)	Core EBITDA is a non-GAAP measure and is equal to core earnings before interest, taxes, depreciation and amortization. See F3 "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation – Second Quarter 2018

Global Wealth and Asset Management's net income attributed to shareholders was $233 million in 2Q18 compared with $201 million in 2Q17. Net income attributed to shareholders is comprised of core earnings, which were $239 million in 2Q18 compared with $214 million in 2Q17, and items excluded from core earnings, which were a net charge of $6 million in 2Q18 compared with a net charge of $13 million in 2Q17. Items excluded from core earnings are related to integration costs in our Canadian businesses.
Core earnings in 2Q18 increased 15% compared with 2Q17 driven by higher fee income on higher average asset levels and $16 million from lower U.S. tax rates, partially offset by higher expenses from the non-recurrence of a favourable expense adjustment of $22 million ($14 million post-tax) in 2Q17 related to the timing of compensation expenses.
Core EBITDA was $370 million in 2Q18, an increase of 1%1 compared with 2Q17 driven by higher fee income partially offset by higher expenses as noted above.

Year-to-date net income attributed to shareholders was $456 million in 2018 compared with $376 million in the same period of 2017. Year-to-date core earnings of $466 million increased 20% compared with the same period of 2017. The increase reflects higher fee income on higher average asset levels and lower U.S. tax rates, partially offset by higher expenses including the favourable adjustment in 2Q17 noted above. Items excluded from year-to-date core earnings were a net charge of $10 million in 2018 and a net charge of $26 million for the same period of 2017. These items are outlined in section F3 "Performance and Non-GAAP Measures".
Year-to-date Core EBITDA was $730 million in 2018, an increase of 5% compared with the same period of 2017. The increase was driven by higher fee income on higher average asset levels partially offset by higher expenses as noted above.
Global WAM gross flows were $29.1 billion in 2Q18, a decrease of 2% compared with $30.3 billion in 2Q17. The decline was driven by lower gross flows in Asia, due to lower mutual fund sales in mainland China, partially offset by higher gross flows in Canada, supported by successful marketing campaigns in retail. In the U.S., higher retirement gross flows and the successful launch of the John Hancock Infrastructure Fund were offset by lower retail gross flows. Year-to-date gross flows in 2018 of $65.6 billion were $2.9 billion or 7% higher than the same period of 2017.

Global WAM net flows were $0.1 billion in 2Q18 compared with $5.9 billion in 2Q17. The decline in net flows was driven by the termination of three large-case plans in our U.S. retirement business and, to a lesser extent, lower gross flows. Year-to-date net flows in 2018 of $10.1 billion were $0.4 billion lower than the same period of 2017.

Revenue in 2Q18 was $1,359 million, an increase compared with $1,315 million in 2Q17. This increase was driven by higher fee income on higher average asset levels. Year-to-date revenue in 2018 was $2,706 million, an increase compared with $2,584 million in the same period of 2017.
Premiums and deposits for 2Q18 were $29.1 billion, a decrease of 2% compared with 2Q17 for the reasons noted above for Global WAM gross flows. Year-to-date premiums and deposits for 2018 were $65.6 billion, an increase of 7% compared with the same period of 2017.
Global WAM assets under management and administration as at June 30, 2018 were $639.9 billion, an increase of 1% compared with December 31, 2017 driven by positive year-to-date net flows of $10.1 billion. Global WAM also manages $187.3 billion in assets for the Company's non-WAM reporting segments, and including those managed assets, AUMA managed by Global WAM was $827.2 billion as at June 30, 2018.

1  Percentage growth / declines in core EBITDA is stated on a constant exchange rate basis. Constant exchange rate basis is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation – Second Quarter 2018

C5 Corporate and Other
	Quarterly Results(1)			YTD Results(1)
($ millions, unless otherwise stated)	2Q18	1Q18	2Q17	2018	2017
Net income (loss) attributed to shareholders	$(474)	$(296)	$(159)	$(770)	$(350)
Core loss excluding core investment gains(2)	$(177)	$(169)	$(181)	$(346)	$(367)
Core investment gains	104	96	154	200	200
Total core gain (loss)	$(73)	$(73)	$(27)	$(146)	$(167)
Revenue	$(106)	$(119)	$(30)	$(225)	$(79)
Premiums and deposits	24	23	22	47	43
Assets under management ($ billions)	0.3	0.9	(4.1)	0.3	(4.1)
(1)	The Company made a number of reporting changes in 1Q18. Please refer to section B1 "Second quarter earnings analysis" and section F3 "Performance and Non-GAAP Measures" for details.
(2)	See "Performance and Non-GAAP Measures" for a reconciliation between IFRS net income attributed to shareholders and core earnings.
Corporate and Other is composed of: Investment performance on assets backing capital, net of amounts allocated to operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); Property and Casualty ("P&C") Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.
For segment reporting purposes, settlement costs for macro equity hedges and other non-operating items are included in this segment's earnings. This segment is also where we reclassify favourable investment-related experience to core earnings from items excluded from core earnings, subject to certain limits (see "Performance and Non-GAAP measures" below). In each of the other segments, we report all investment-related experience in items excluded from core earnings.
Corporate and Other reported a net loss attributed to shareholders of $474 million in 2Q18 compared with a net loss attributed to shareholders of $159 million in 2Q17. The net loss attributed to shareholders was comprised of core loss and items excluded from core loss. The core loss was $73 million in 2Q18 compared with a core loss of $27 million in 2Q17 and the items excluded from core loss amounted to a net charge of $401 million in 2Q18 compared with a net charge of $132 million in 2Q17.
The $46 million increase in core loss was primarily due to $50 million of lower core investment gains ($104 million gain in 2Q18 and $154 million gain in 2Q17) and an unfavourable impact of lower U.S. tax rates of $15 million, partially offset by higher net investment-related income.
The items excluded from core loss amounted to a net charge of $401 million in 2Q18, which includes a $104 million reclassification to core investment gains, the $200 million restructuring charge, $85 million related to net realized losses on AFS bonds, and other charges related to the direct impact of markets.
On a year-to-date basis, the net loss attributed to shareholders was $770 million in 2018 compared with a net loss attributed to shareholders of $350 million in the same period of 2017. The year-to-date core loss was $146 million in 2018 compared with $167 million in the same period of 2017. The favourable variance in the year-to-date core loss of $21 million was attributable to higher net investment-related income partially offset by the impact of lower U.S. tax rates. Items excluded from the year-to-date core loss were a net charge of $624 million in 2018 compared with a net charge of $183 million in the same period of 2017. Of the $441 million unfavourable variance in items excluded from core loss, $200 million related to the restructuring charge. The remaining difference was primarily driven by higher net realized losses on AFS bonds and a net charge from the direct impact of markets.
Revenue in 2Q18 was a loss of $106 million compared with a loss of $30 million in 2Q17. The variance was primarily driven by higher realized losses on the sale of AFS bonds. Year-to-date revenue was a loss of $225 million in 2018 compared with a loss of $79 million in the same period of 2017.
Premiums for the P&C Reinsurance business in 2Q18 were $24 million compared with $22 million in 2Q17. Year-to-date premiums were $47 million in 2018 compared with $43 million in the same period of 2017.

Manulife Financial Corporation – Second Quarter 2018

D RISK MANAGEMENT AND RISK FACTORS UPDATE
This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2017 Annual Report. The shaded text and tables in this section of the MD&A represent our disclosure on market and liquidity risk in accordance with IFRS 7 "Financial Instruments – Disclosures". Accordingly, the following shaded text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.
D1 Variable annuity and segregated fund guarantees
As described in the MD&A in our 2017 Annual Report, guarantees on variable annuity products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent on and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2018 to 2038.
We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section D3 "Publicly traded equity performance risk" below).
The table below shows selected information regarding the Company's variable annuity and segregated fund investment-related guarantees gross and net of reinsurance.

Variable annuity and segregated fund guarantees, net of reinsurance

	June 30, 2018			December 31, 2017
As at ($ millions)	Guarantee value	Fund value	Amount at risk(4),(5)	Guarantee value	Fund value	Amount at risk(4),(5)
Guaranteed minimum income benefit(1)	$5,265	$4,167	$1,143	$5,201	$4,195	$1,074
Guaranteed minimum withdrawal benefit	61,891	54,973	7,299	61,767	56,512	5,943
Guaranteed minimum accumulation benefit	18,095	18,478	23	18,162	18,705	11
Gross living benefits(2)	85,251	77,618	8,465	85,130	79,412	7,028
Gross death benefits(3)	10,834	16,797	1,045	10,743	16,973	1,001
Total gross of reinsurance	96,085	94,415	9,510	95,873	96,385	8,029
Living benefits reinsured	4,522	3,603	951	4,522	3,667	911
Death benefits reinsured	2,367	2,299	400	3,014	3,040	435
Total reinsured	6,889	5,902	1,351	7,536	6,707	1,346
Total, net of reinsurance	$89,196	$88,513	$8,159	$88,337	$89,678	$6,683

(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 3.
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at June 30, 2018 was $8,159 million (December 31, 2017 – $6,683 million) of which: US$4,708 million (December 31, 2017 – US$3,982 million) was on our U.S. business, $1,495 million (December 31, 2017 – $1,342 million) was on our Canadian business, US$170 million (December 31, 2017 – US$95 million) was on our Japan business and US$183 million (December 31, 2017 – US$181 million) was related to Asia (other than Japan) and our run-off reinsurance business.

D2 Caution related to sensitivities
In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company's assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of
Manulife Financial Corporation – Second Quarter 2018

our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated or on MLI's LICAT ratio will be as indicated.
D3 Publicly traded equity performance risk
As outlined in our 2017 Annual Report, our macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see pages 52 and 53 of our 2017 Annual Report).
The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10%, 20% and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. If market values were to remain flat for an entire year, the potential impact would be roughly equivalent to an immediate decline in market values equal to the expected level of annual growth assumed in the valuation of policy liabilities. Further, if after market values dropped 10%, 20% or 30% they continued to decline, remained flat, or grew more slowly than assumed in the valuation the potential impact on net income attributed to shareholders could be considerably more than shown. Refer to section E2 "Sensitivity of policy liabilities to asset related assumptions" for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on net income attributed to shareholders.
This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program are rebalanced at 5% intervals. In addition, we assume that the macro hedge assets are rebalanced in line with market changes.
It is also important to note that these estimates are illustrative, and that the hedging program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

The Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA constrain the investment return assumptions for public equities and certain ALDA based on historical return benchmarks for public equities. The potential impact on net income attributed to shareholders does not take into account possible changes to investment return assumptions resulting from the impact of declines in public equity market values on these historical return benchmarks.

Manulife Financial Corporation – Second Quarter 2018

Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns(1),(2),(3)

As at June 30, 2018
($ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(4,060)	$(2,440)	$(1,090)	$790	$1,350	$1,780
Asset based fees	(510)	(340)	(170)	170	340	510
General fund equity investments(5)	(1,030)	(670)	(290)	280	570	840
Total underlying sensitivity before hedging	(5,600)	(3,450)	(1,550)	1,240	2,260	3,130
Impact of macro and dynamic hedge assets(6)	3,310	1,980	840	(750)	(1,310)	(1,720)
Net potential impact on net income after impact of hedging	$(2,290)	$(1,470)	$(710)	$490	$950	$1,410
As at December 31, 2017
($ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(3,940)	$(2,260)	$(960)	$670	$1,110	$1,410
Asset based fees	(510)	(340)	(170)	170	340	510
General fund equity investments(5)	(930)	(590)	(270)	270	540	810
Total underlying sensitivity before hedging	(5,380)	(3,190)	(1,400)	1,110	1,990	2,730
Impact of macro and dynamic hedge assets(6)	3,220	1,850	790	(640)	(1,100)	(1,410)
Net potential impact on net income after impact of hedging	$(2,160)	$(1,340)	$(610)	$470	$890	$1,320

(1)	See "Caution related to sensitivities" above.
(2)
The tables above show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 % change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities.

(3)
Please refer to section E2 "Sensitivity of policy liabilities to asset related assumptions" for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(4)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(5)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on AFS public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(6)
Includes the impact of rebalancing equity hedges in the macro and dynamic hedging program. The impact of dynamic hedge rebalancing represents the impact of rebalancing equity hedges for dynamically hedged variable annuity guarantee best estimate liabilities at 5% intervals, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors.

Changes in equity markets impact our available and required components of the LICAT ratio. The following table shows the potential impact to MLI's LICAT ratio resulting from changes in public equity market values, assuming that the change in the value of the hedge assets does not completely offset the change of the related variable annuity guarantee liabilities.
Potential immediate impact on MLI's LICAT ratio arising from public equity returns different than the expected return for policy liability valuation(1),(2),(3)

	Impact on MLI's LICAT ratio
Percentage points	-30%	-20%	-10%	10%	20%	30%
June 30, 2018	(6)	(4)	(2)	2	5	7
March 31, 2018	(6)	(4)	(2)	2	4	6

(1)
See "Caution related to sensitivities" above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company's pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at 5% intervals.

(3)
The Office of the Superintendent of Financial Institutions ("OSFI") rules for segregated fund guarantees reflect full capital impacts of shocks over 20 quarters within a prescribed range. As such, the deterioration in equity markets could lead to further increases in capital requirements after the initial shock.

D4 Interest rate and spread risk
As at June 30, 2018, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a charge of $200 million, and to a 50 basis point increase in interest rates to be a benefit of $100 million.
Manulife Financial Corporation – Second Quarter 2018

The table below shows the potential impact on net income attributed to shareholders from a 50 basis point parallel move in interest rates. This includes a change of 50 basis points in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates where government rates are not currently negative, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

As the sensitivity to a 50 basis point change in interest rates includes any associated change in the applicable reinvestment scenarios, the impact of changes to interest rates for less than, or more than 50 basis points is unlikely to be linear. Furthermore, our sensitivities are not consistent across all regions in which we operate, and the impact of yield curve changes will vary depending upon the geography where the change occurs. Reinvestment assumptions used in the valuation of policy liabilities tend to amplify the negative effects of a decrease in interest rates, and dampen the positive effects of interest rate increases. This is because the reinvestment assumptions used in the valuation of our insurance liabilities are based on interest rate scenarios and calibration criteria set by the Actuarial Standards Board, while our interest rate hedges are valued using current market interest rates. Therefore, in any particular quarter, changes to the reinvestment assumptions are not fully aligned to changes in current market interest rates especially when there is a significant change in the shape of the interest rate curve. As a result, the impact from non-parallel movements may be materially different from the estimated impact of parallel movements. For example, if long-term interest rates increase more than short-term interest rates (sometimes referred to as a steepening of the yield curve) in North America, the decrease in the value of our swaps may be greater than the decrease in the value of our insurance liabilities. This could result in a charge to net income attributed to shareholders in the short-term even though the rising and steepening, if sustained, may have a positive long-term economic impact.
The potential impact on net income attributed to shareholders does not take into account any future potential changes to our ultimate reinvestment rate assumptions or calibration criteria for stochastic risk-free rates or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. The impact also does not reflect any unrealized gains or losses on AFS fixed income assets held in our surplus segment. Changes in the market value of these assets may provide a natural economic offset to the interest rate risk arising from our product liabilities. In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income asset unrealized gains or losses. It is not certain we would crystallize any of the unrealized gains or losses available.
The impact does not reflect any potential effect of changing interest rates to the value of our ALDA assets. Rising interest rates could negatively impact the value of our ALDA assets (see "Critical Accounting and Actuarial Policies – Fair Value of Invested Assets", on page 75 of our 2017 Annual Report). More information on ALDA can be found in section D5 "Alternative long-duration asset ("ALDA") performance risk".
The following table shows the potential impact on net income attributed to shareholders including the change in the market value of AFS fixed income assets held in our surplus segment, which could be realized through the sale of these assets.

Potential impact on net income attributed to shareholders and MLI's LICAT ratio of an immediate parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

	June 30, 2018				December 31, 2017
As at	-50	bp	+50	bp	-50	bp	+50	bp
Net income attributed to shareholders ($ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$(200)		$100		$(200)		$100
From fair value changes in AFS fixed income assets held in surplus, if realized	1,400		(1,200)		1,100		(1,000)
MLI's LICAT ratio (Percentage points)
LICAT ratio change in percentage points(5)	3		(2)

(1)
See "Caution related to sensitivities" above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company's pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)	The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.
(4)	Sensitivities are based on projected asset and liability cash flows and the impact of realizing fair value changes in AFS fixed income is based on the holdings at the end of the period.

(5)	Includes all LICAT impacts, including realized and unrealized fair value change in AFS fixed income assets. The LICAT ratio is not applicable before January 1, 2018.

Manulife Financial Corporation – Second Quarter 2018

The following table shows the potential impact on net income attributed to shareholders resulting from a change in corporate spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

As at
($ millions)	June 30, 2018	December 31, 2017
Corporate spreads(4),(5)
Increase 50 basis points	$700	$1,000
Decrease 50 basis points	(800)	(1,000)
Swap spreads
Increase 20 basis points	$(300)	$(400)
Decrease 20 basis points	300	400

(1)	See "Caution related to sensitivities" above.
(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact of changes in segregated fund bond values due to changes in credit spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3)	Sensitivities are based on projected asset and liability cash flows.
(4)	Corporate spreads are assumed to grade to the long-term average over five years.
(5)
As the sensitivity to a 50 basis point decline in corporate spreads includes the impact of a change in deterministic reinvestment scenarios where applicable, the impact of changes to corporate spreads for less than, or more than, the amounts indicated are unlikely to be linear.

D5 Alternative long-duration asset ("ALDA") performance risk
The following table shows the potential impact on net income attributed to shareholders resulting from changes in market values of ALDA that differ from the expected levels assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes in ALDA returns(1),(2),(3),(4),(5),(6)

As at	June 30, 2018		December 31, 2017
($ millions)	-10%	10%	-10%	10%
Real estate, agriculture and timber assets	$(1,400)	$1,400	$(1,300)	$1,300
Private equities and other ALDA	(1,600)	1,500	(1,500)	1,400
Alternative long-duration assets	$(3,000)	$2,900	$(2,800)	$2,700
(1)	See "Caution Related to Sensitivities" above.
(2)	This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on ALDA weightings; or (ii) any gains or losses on ALDA held in the Corporate and Other segment.
(3)
The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in ALDA returns. For some classes of ALDA, where there is not an appropriate long-term benchmark available, the return assumptions used in valuation are not permitted by the Standards of Practice and CIA guidance to result in a lower reserve than an assumption based on a historical return benchmark for public equities in the same jurisdiction.

(4)	Net income impact does not consider any impact of the market correction on assumed future return assumptions.
(5)
Please refer to section E2 "Sensitivity of policy liabilities to asset related assumptions" for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(6)
The sensitivities as at June 30, 2018 reflect ALDA dispositions completed as of that date. Further ALDA dispositions as part of our decision to change the portfolio asset mix supporting our North American legacy business will be reflected in the sensitivity as they occur.

E ACCOUNTING MATTERS AND CONTROLS
E1 Critical accounting and actuarial policies
Our significant accounting policies are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2017. The critical accounting policies and the estimation processes relate to the determination of insurance and investment contract liabilities, assessment of relationships with other entities for consolidation, fair value of certain financial instruments, provisioning for asset impairment, accounting for derivative financial instruments, determination of pension and other post-employment benefit obligations and expenses, income taxes and uncertain tax positions and valuation and impairment of goodwill and intangible assets are described on pages 68 to 79 of our 2017 Annual Report.
E2 Sensitivity of policy liabilities to asset related assumptions
When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects net income

Manulife Financial Corporation – Second Quarter 2018

attributed to shareholders. The sensitivity of net income attributed to shareholders to updates to certain asset related assumptions underlying policy liabilities is shown below, and assumes that there is a simultaneous change in the assumptions across all business units.
For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting policy liabilities. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions; changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models.
Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities

As at	Increase (decrease) in after-tax income
($ millions)	June 30, 2018		December 31, 2017
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in future annual returns for public equities(1)	$500	$(500)	$400	$(400)
100 basis point change in future annual returns for ALDA(2)	3,600	(4,100)	3,600	(4,100)
100 basis point change in equity volatility assumption for stochastic segregated fund modelling(3)	(200)	200	(200)	200
(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. Expected long-term annual market growth assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. The growth rates inclusive of dividends in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 9.3% per annum in Canada, 9.6% per annum in the U.S. and 6.2% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 8.1% and 9.9%.

(2)
Expected long-term return assumptions for ALDA and public equity are set in accordance with the Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA. Annual best estimate return assumptions for ALDA and public equity include market growth rates and annual income, such as rent, production proceeds and dividends, and will vary based on our holding period. Over a 20-year horizon, our best estimate return assumptions range between 5.25% and 12%, with an average of 9.5% based on the current asset mix backing our guaranteed insurance and annuity business as of June 30, 2018, adjusted to reflect our decision to reduce the allocation to ALDA in the portfolio asset mix of our North American legacy businesses. Our return assumptions including the margins for adverse deviations in our valuation, which take into account the uncertainty of achieving the returns, range between 2.5% and 7.5%, with an average of 6.3% based on the asset mix backing our guaranteed insurance and annuity business as of June 30, 2018, adjusted to reflect our decision to reduce the allocation to ALDA in the portfolio asset mix of our North American legacy businesses. See section A5 "ALDA update".

(3)
Volatility assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. The resulting volatility assumptions are 16.95% per annum in Canada and 17.15% per annum in the U.S. for large-cap public equities, and 19.25% per annum in Japan. For European equity funds, the volatility varies between 16.5% and 18.4%.

E3 Accounting and reporting changes
Refer to note 2 of our unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2018 for accounting and reporting changes during the quarter.

Manulife Financial Corporation – Second Quarter 2018

E4 Quarterly financial information
The following table provides summary information related to our eight most recently completed quarters.

As at and for the three months ended	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,
($ millions, except per share amounts or otherwise stated, unaudited)	2018	2018	2017	2017	2017	2017	2016	2016
Revenue
Premium income
Life and health insurance	$7,628	$7,300	$6,000	$6,321	$6,040	$5,994	$6,093	$5,950
Annuities and pensions	1,126	1,025	943	922	934	1,056	908	1,247
Net premium income	8,754	8,325	6,943	7,243	6,974	7,050	7,001	7,197
Investment income	3,566	3,235	3,579	3,309	3,444	3,317	3,309	3,568
Realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities(1)	(1,615)	(5,316)	2,988	(1,163)	3,303	590	(16,421)	771
Other revenue	2,964	2,502	2,737	2,544	2,872	2,593	2,637	2,921
Total revenue	$13,669	$8,746	$16,247	$11,933	$16,593	$13,550	$(3,474)	$14,457
Income (loss) before income taxes	$1,535	$1,714	$(2,123)	$1,269	$1,618	$1,737	$(285)	$1,314
Income tax (expense) recovery	(246)	(337)	424	(13)	(304)	(346)	450	(117)
Net income (loss)	$1,289	$1,377	$(1,699)	$1,256	$1,314	$1,391	$165	$1,197
Net income (loss) attributed to shareholders	$1,262	$1,372	$(1,606)	$1,105	$1,255	$1,350	$63	$1,117
Reconciliation of core earnings to net income attributed to shareholders
Total core earnings(2)	$1,431	$1,303	$1,205	$1,085	$1,174	$1,101	$1,287	$996
Other items to reconcile net income attributed to shareholders to core earnings(3):
Investment-related experience outside of core earnings	18	-	18	11	138	-	-	280
Direct impact of equity markets, interest rates and variable annuity guarantee liabilities	45	50	(68)	47	(37)	267	(1,202)	414
Change in actuarial methods and assumptions	-	-	(33)	(2)	-	-	(10)	(455)
Charge related to decision to change asset mix in legacy businesses	-	-	(1,032)	-	-	-	-	-
Charge related to U.S. Tax Reform	-	-	(1,777)	-	-	-	-	-
Restructuring charges	(200)	-	-	-	-	-	-	-
Other	(32)	19	81	(36)	(20)	(18)	(12)	(118)
Net income (loss) attributed to shareholders	$1,262	$1,372	$(1,606)	$1,105	$1,255	$1,350	$63	$1,117
Basic earnings (loss) per common share	$0.61	$0.67	$(0.83)	$0.54	$0.62	$0.66	$0.01	$0.55
Diluted earnings (loss) per common share	$0.61	$0.67	$(0.83)	$0.54	$0.61	$0.66	$0.01	$0.55
Segregated funds deposits	$9,872	$9,728	$8,421	$8,179	$8,544	$9,632	$8,247	$8,291
Total assets (in billions)	$752	$740	$730	$713	$726	$728	$721	$742
Weighted average common shares (in millions)	1,984	1,983	1,980	1,978	1,977	1,976	1,974	1,973
Diluted weighted average common shares (in millions)	1,989	1,989	1,988	1,986	1,984	1,984	1,980	1,976
Dividends per common share	$0.220	$0.220	$0.205	$0.205	$0.205	$0.205	$0.185	$0.185
CDN$ to US$1 - Statement of Financial Position	1.3168	1.2894	1.2545	1.2480	1.2977	1.3323	1.3426	1.3116
CDN$ to US$1 - Statement of Income	1.2912	1.2647	1.2712	1.2528	1.3450	1.3238	1.3343	1.3050

(1)
For fixed income assets supporting insurance and investment contract liabilities and for equities supporting pass-through products and derivatives related to variable hedging programs, the impact of realized and unrealized gains and losses on the assets is largely offset in the change in insurance and investment contract liabilities.

(2)	Core earnings is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
(3)
For explanations of other items, see "Q2 earnings analysis" table in section B "Financial Highlights" and for an operating segment split of these items see the 8 quarter trend tables in section F3 "Performance and Non-GAAP Measures" which reconcile net income attributed to shareholders to core earnings.

E5 Other
No changes were made in our internal control over financial reporting during the three and six months ended June 30, 2018, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
As in prior quarters, MFC's Audit Committee reviewed this MD&A and the unaudited interim financial report and MFC's Board of Directors approved this MD&A prior to its release.
F OTHER
F1 Quarterly dividend
The Company also announced today that the Board of Directors approved a quarterly dividend in the amount of $0.22 per Manulife common share, payable on or after September 19, 2018 to shareholders of record at the close of business on August 21, 2018. Participants in the Company's dividend reinvestment and share purchase plans in Canada and the U.S.

Manulife Financial Corporation – Second Quarter 2018

will receive common shares purchased on the open market at a price based on the average actual cost to purchase the shares with no discount.
The Board also declared dividends on the following non-cumulative preferred shares, payable on or after September 19, 2018 to shareholders of record at the close of business on August 21, 2018.

Class A Shares Series 2 – $0.29063 per share	Class 1 Shares Series 13 – $0.2375 per share
Class A Shares Series 3 – $0.28125 per share	Class 1 Shares Series 15 – $0.24375 per share
Class 1 Shares Series 3 – $0.136125 per share	Class 1 Shares Series 17 – $0.24375 per share
Class 1 Shares Series 4 – $0.168625 per share	Class 1 Shares Series 19 – $0.2375 per share
Class 1 Shares Series 5 – $0.243188 per share	Class 1 Shares Series 21 – $0.35 per share
Class 1 Shares Series 7 – $0.2695 per share	Class 1 Shares Series 23 – $0.303125 per share
Class 1 Shares Series 9 – $0.271938 per share	Class 1 Shares Series 25 – $0.29375 per share
Class 1 Shares Series 11 – $0.295688 per share

F2 Outstanding shares – selected information
Common Shares
As at August 2, 2018 MFC had 1,984,162,384 common shares outstanding.
F3 Performance and Non-GAAP Measures
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure if it is presented other than in accordance with generally accepted accounting principles used for the Company's audited financial statements. Non-GAAP measures include: core earnings (loss); core ROE; diluted core earnings per common share; core earnings before income taxes, depreciation and amortization ("core EBITDA"); core EBITDA margin; core investment gains; constant exchange rate basis (measures that are reported on a constant exchange rate basis include percentage growth/declines in core earnings, sales, APE sales, gross flows, premiums and deposits, core EBITDA, new business value, new business value margin, assets under management and assets under management and administration); assets under administration; expense efficiency ratio; premiums and deposits; assets under management and administration; assets under management; capital; embedded value; new business value; new business value margin; sales; APE sales; gross flows; and net flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.
Effective January 1, 2018, the Company's reporting segments have been reorganized as outlined under section B1 "Second quarter earnings analysis". In addition, we made the following adjustments to our reporting:
•	The definition of the Global Wealth and Asset Management business now includes the Guaranteed Interest Account portion of the Canadian Pension defined contribution business.
•	The NBV calculation has been refined for our Canadian segregated fund guarantee business.
•	The calculation of net flows and AUMA now includes the sale of non-proprietary products in Canada.
Core earnings (loss) is a non-GAAP measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the Company's operating performance by excluding the direct impact of changes in equity markets and interest rates, changes in actuarial methods and assumptions as well as a number of other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements of equity markets, interest rates, foreign currency exchange rates and commodity prices from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, liabilities and net income attributed to shareholders. These reported amounts are not actually realized at the time and may never be realized if the markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-period and to compare our performance with other issuers.
We believe that core earnings better reflect the underlying earnings capacity and valuation of our business. We use core earnings as the basis for management planning and reporting and, along with net income attributed to shareholders, as a key metric used in our short and mid-term incentive plans at the total Company and operating segment level.

Manulife Financial Corporation – Second Quarter 2018

While core earnings are relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors which can have a significant impact. See "Quarterly Financial Information" above for reconciliation of core earnings to net income attributed to shareholders.
Any future changes to the core earnings definition referred to below, will be disclosed.
Items included in core earnings:
1.
Expected earnings on in-force policies, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.
3.	New business strain and gains.
4.	Policyholder experience gains or losses.
5.	Acquisition and operating expenses compared with expense assumptions used in the measurement of policy liabilities.
6.
Up to $400 million of net favourable investment-related experience reported in a single year, which are referred to as "core investment gains". This means up to $100 million in the first quarter, up to $200 million on a year-to-date basis in the second quarter, up to $300 million on a year-to-date basis in the third quarter and up to $400 million on a full year basis in the fourth quarter. Any investment-related experience losses reported in a quarter will be offset against the net year-to-date investment-related experience gains with the difference being included in core earnings subject to a maximum of the year-to-date core investment gains and a minimum of zero, which reflects our expectation that investment-related experience will be positive through-the-business cycle. To the extent any investment-related experience losses cannot be fully offset in a quarter they will be carried forward to be offset against investment-related experience gains in subsequent quarters in the same year, for purposes of determining core investment gains. Investment-related experience relates to fixed income investing, ALDA returns, credit experience and asset mix changes other than those related to a strategic change. An example of a strategic asset mix change is outlined below.

•
This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities. We do not attribute specific components of investment-related experience to amounts included or excluded from core earnings.

•
The $400 million threshold represents the estimated average annualized amount of net favourable investment-related experience that the Company reasonably expects to achieve through-the-business cycle based on historical experience. It is not a forecast of expected net favourable investment-related experience for any given fiscal year.

•	Our average net annualized investment-related experience calculated from the introduction of core earnings in 2012 to the end of 2017 was $475 million (2012 to the end of 2016 was $456 million).
•
The decision announced on December 22, 2017 to reduce the allocation to ALDA in the portfolio asset mix supporting our legacy businesses was the first strategic asset mix change since we introduced the core earnings metric in 2012. We have refined our description of investment-related experience to note that asset mix changes other than those related to a strategic change are taken into consideration in the investment-related experience component of core investment gains.

•
While historical investment return time horizons may vary in length based on underlying asset classes generally exceeding 20 years, for purposes of establishing the threshold, we look at a business cycle that is five or more years and includes a recession. We monitor the appropriateness of the threshold as part of our annual five-year planning process and would adjust it, either to a higher or lower amount, in the future if we believed that our threshold was no longer appropriate.

•
Specific criteria used for evaluating a potential adjustment to the threshold may include, but are not limited to, the extent to which actual investment-related experience differs materially from actuarial assumptions used in measuring insurance contract liabilities, material market events, material dispositions or acquisitions of assets, and regulatory or accounting changes.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale ("AFS") equities and seed money investments are included in core earnings.

Manulife Financial Corporation – Second Quarter 2018

8.	Routine or non-material legal settlements.
9.	All other items not specifically excluded.
10.	Tax on the above items.
11.	All tax related items except the impact of enacted or substantively enacted income tax rate changes.
Items excluded from core earnings:
1.	The direct impact of equity markets and interest rates and variable annuity guarantee liabilities includes the items listed below.
•
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including; provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

•	Gains (charges) on variable annuity guarantee liabilities not dynamically hedged.
•	Gains (charges) on general fund equity investments supporting policy liabilities and on fee income.
•
Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.

•	Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities.
•	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.
2.	Net favourable investment-related experience in excess of $400 million per annum or net unfavourable investment-related experience on a year-to-date basis.
3.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.
4.
Changes in actuarial methods and assumptions. As noted in the Critical Accounting and Actuarial Policies section above, policy liabilities for IFRS are valued in Canada under standards established by the Actuarial Standards Board. The standards require a comprehensive review of actuarial methods and assumptions to be performed annually. The review is designed to reduce the Company's exposure to uncertainty by ensuring assumptions for both asset related and liability related risks remain appropriate and is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience, and margins that are appropriate for the risks assumed. By excluding the results of the annual reviews, core earnings assist investors in evaluating our operational performance and comparing our operational performance from period to period with other global insurance companies because the associated gain or loss is not reflective of current year performance and not reported in net income in most actuarial standards outside of Canada.

5.	The impact on the measurement of policy liabilities of changes in product features or new reinsurance transactions, if material.
6.	Goodwill impairment charges.
7.	Gains or losses on disposition of a business.
8.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.
9.	Tax on the above items.
10.	Impact of enacted or substantially enacted income tax rate changes.

Manulife Financial Corporation – Second Quarter 2018

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders. All values are shown based on the Company's new reporting segments. Please refer to Section B1 "Second quarter earnings analysis" for details.
Total Company

	Quarterly Results
($ millions, unaudited)	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16
Core earnings (loss)
Asia	$406	$427	$372	$374	$350	$357	$341	$342
Canada	403	290	273	403	278	255	308	312
U.S.	456	432	463	346	359	441	387	312
Global Wealth and Asset Management	239	227	198	216	214	188	186	168
Corporate and Other (excluding core investment gains)	(177)	(169)	(201)	(354)	(181)	(186)	(115)	(155)
Core investment gains	104	96	100	100	154	46	180	17
Total core earnings (loss)	1,431	1,303	1,205	1,085	1,174	1,101	1,287	996
Items to reconcile core earnings (loss) to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	18	-	18	11	138	-	-	280
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	45	50	(68)	47	(37)	267	(1,202)	414
Change in actuarial methods and assumptions	-	-	(33)	(2)	-	-	(10)	(455)
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	-	(1,032)	-	-	-	-	-
Charge related to U.S. Tax Reform	-	-	(1,777)	-	-	-	-	-
Restructuring charges	(200)	-	-	-	-	-	-	-
Other	(32)	19	81	(36)	(20)	(18)	(12)	(118)
Net income (loss) attributed to shareholders	$1,262	$1,372	$(1,606)	$1,105	$1,255	$1,350	$63	$1,117

Asia

	Quarterly Results
($ millions, unaudited)	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16
Asia core earnings (loss)	$406	$427	$372	$374	$350	$357	$341	$342
Items to reconcile core earnings (loss) to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	46	48	62	48	62	69	74	62
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(86)	(27)	(140)	(62)	96	119	(15)	107
Change in actuarial methods and assumptions	-	-	5	161	-	-	(38)	(92)
Other	(3)	-	(39)	-	-	-	(10)	-
Net income (loss) attributed to shareholders	$363	$448	$260	$521	$508	$545	$352	$419

Canada

	Quarterly Results
($ millions, unaudited)	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16
Canada core earnings (loss)	$403	$290	$273	$403	$278	$255	$308	$312
Items to reconcile core earnings (loss) to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	83	145	76	(125)	(12)	(38)	17	35
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	13	(60)	(21)	115	(238)	(83)	(266)	59
Change in actuarial methods and assumptions	-	-	(7)	43	-	-	68	(56)
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	-	(343)	-	-	-	-	-
Other	11	84	(7)	(4)	(5)	(6)	(11)	(8)
Net income (loss) attributed to shareholders	$510	$459	$(29)	$432	$23	$128	$116	$342

Manulife Financial Corporation – Second Quarter 2018

U.S.

	Quarterly Results
($ millions, unaudited)	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16
U.S. core earnings (loss)	$456	$432	$463	$346	$359	$441	$387	$312
Items to reconcile core earnings (loss) to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	(59)	(101)	(33)	181	164	30	97	192
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	267	268	75	50	159	222	(623)	72
Change in actuarial methods and assumptions	-	-	(31)	(214)	-	-	(39)	(309)
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	-	(689)	-	-	-	-	-
Charge related to U.S. Tax Reform	-	-	(2,822)	-	-	-	-	-
Other	(34)	(61)	139	(41)	-	-	(18)	(97)
Net income (loss) attributed to shareholders	$630	$538	$(2,898)	$322	$682	$693	$(196)	$170

Global Wealth and Asset Management

	Quarterly Results
($ millions, unaudited)	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16
Global WAM core earnings (loss)	$239	$227	$198	$216	$214	$188	$186	$168
Items to reconcile core earnings (loss) to net income (loss) attributed to shareholders:
Impact related to U.S. Tax Reform	-	-	308	-	-	-	-	-
Other	(6)	(4)	(10)	(10)	(13)	(13)	(14)	(12)
Net income (loss) attributed to shareholders	$233	$223	$496	$206	$201	$175	$172	$156

Corporate and Other

	Quarterly Results
($ millions, unaudited)	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16
Corporate and Other core income (loss) (excluding core investment gains)(1)	$(177)	$(169)	$(201)	$(354)	$(181)	$(186)	$(115)	$(155)
Core investment gains (loss)	104	96	100	100	154	46	180	17
Total core earnings (loss)	(73)	(73)	(101)	(254)	(27)	(140)	65	(138)
Other items to reconcile core earnings (loss) to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	(52)	(92)	(87)	(92)	(79)	(61)	(187)	(10)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(149)	(131)	17	(56)	(53)	9	(298)	175
Changes in actuarial methods and assumptions	-	-	-	8	-	-	-	1
Impact related to U.S. Tax Reform	-	-	737	-	-	-	-	-
Restructuring charges	(200)	-	-	-	-	-	-	-
Other	-	-	(1)	18	-	1	39	-
Net income (loss) attributed to shareholders(1)	$(474)	$(296)	$565	$(376)	$(159)	$(191)	$(381)	$28
(1)	The Corporate and Other segment includes earnings on assets backing capital net of amounts allocated to operating segments.
Core return on common shareholders' equity ("core ROE") is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates core ROE using average common shareholders' equity.
Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.
The Company also uses financial performance measures that are prepared on a constant exchange rate basis, which are non-GAAP measures that exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total company level and from local currency to U.S. dollars in Asia). Quarterly amounts stated on a constant exchange rate basis in this MD&A are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for 2Q18. Measures that are reported on a constant exchange rate basis include growth in core earnings, sales, APE sales, gross flows, premiums and deposits, core EBITDA, new business value, new business value margin, assets under management and assets under management and administration.
Premiums and deposits is a non-GAAP measure of top line growth. The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statements of

Manulife Financial Corporation – Second Quarter 2018

Income and investment contract deposits, (ii) segregated fund deposits, excluding seed money, ("deposits from policyholders"), (iii) mutual fund deposits, (iv) deposits into institutional advisory accounts, (v) premium equivalents for "administration services only" group benefit contracts ("ASO premium equivalents"), (vi) premiums in the Canada Group Benefits reinsurance ceded agreement, and (vii) other deposits in other managed funds.

Premiums and deposits	Quarterly Results
($ millions)	2Q18	1Q18	2Q17
Gross premiums	$9,831	$9,466	$9,030
Ceded premiums (excluding Canada Group Benefits reinsurance)	(949)	(1,012)	(1,002)
Segregated fund deposits	9,872	9,728	8,544
Mutual fund deposits	16,450	21,610	19,545
Institutional advisory account deposits	4,592	7,222	3,983
Other fund deposits	191	239	198
ASO premium equivalents	848	821	812
Investment contract deposits	9	18	39
Total premiums and deposits	40,844	48,092	41,149
Currency impact	-	668	(992)
Premiums and deposits at constant exchange rates	$40,844	$48,760	$40,157

Assets under management and administration ("AUMA") is a non-GAAP measure of the size of the Company. It is comprised of the non-GAAP measures assets under management ("AUM"), which includes both assets of general account and external client assets for which we provide investment management services, and assets under administration ("AUA"), which includes assets for which we provide administrative services only. Assets under management and administration is a common industry metric for WAM businesses.

Assets under management and administration
As at
($ millions)	June 30, 2018	March 31, 2018	June 30, 2017
Total invested assets	$348,974	$342,389	$329,296
Segregated funds net assets	331,995	326,011	321,267
Assets under management per financial statements	680,969	668,400	650,563
Mutual funds	201,839	197,854	179,979
Institutional advisory accounts (excluding segregated funds)	100,777	98,275	86,916
Other funds	7,711	7,247	6,638
Total assets under management	991,296	971,776	924,096
Other assets under administration	127,058	126,271	117,064
Currency impact	-	12,820	11,384
AUMA at constant exchange rates	$1,118,354	$1,110,867	$1,052,544

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Capital is calculated as the sum of (i) total equity excluding accumulated other comprehensive income ("AOCI") on cash flow hedges and (ii) liabilities for capital instruments.

Capital
As at
($ millions)	June 30, 2018	March 31, 2018	June 30, 2017
Total equity	$45,318	$44,089	$44,225
Add AOCI loss on cash flow hedges	139	146	148
Add liabilities for capital instruments	8,888	8,275	7,630
Total capital	$54,345	$52,510	$52,003

Core EBITDA is a non-GAAP measure which Manulife uses to better understand the long-term earnings capacity and valuation of the business on a basis more comparable to how the profitability of global asset managers is generally measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core EBITDA excludes certain acquisition expenses related to insurance contracts in our retirement businesses which are deferred and amortized over the expected life time of the customer relationship under the CALM. Core EBITDA was

Manulife Financial Corporation – Second Quarter 2018

selected as a key performance indicator for the Global WAM business, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.
Core EBITDA margin is a non-GAAP measure which Manulife uses to better understand the long-term profitability of our Global WAM business on a more comparable basis to how profitability of global asset managers are measured. Core EBITDA margin presents core earnings before the impact of interest, taxes, depreciation, and amortization divided by total revenue from these businesses. Core EBITDA margin was selected as a key performance indicator for our Global WAM business, as EBITDA margin is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.
Global Wealth and Asset Management

	Quarterly Results
($ millions, unaudited)	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16
Core EBITDA	$370	$360	$355	$352	$377	$342	$315	$298
Amortization of deferred acquisition costs and other depreciation	75	73	87	84	88	85	85	89
Amortization of deferred sales commissions	24	29	25	23	23	28	24	24
Core earnings before income taxes	271	258	243	245	266	229	206	185
Core income tax (expense) recovery	(32)	(31)	(45)	(29)	(52)	(41)	(20)	(16)
Core earnings	$239	$227	$198	$216	$214	$188	$186	$169

Expense efficiency ratio is a non-GAAP measure which Manulife uses to measure progress towards our target to be more efficient. Efficiency ratio is defined as pre-tax general expenses included in core earnings divided by the sum of pre-tax core earnings and pre-tax general expenses included in core earnings.
Embedded value ("EV") is a measure of the present value of shareholders' interests in the expected future distributable earnings on in-force business reflected in the Consolidated Statements of Financial Position of Manulife, excluding any value associated with future new business. EV is calculated as the sum of the adjusted net worth and the value of in-force business. The adjusted net worth is the IFRS shareholders' equity adjusted for goodwill and intangibles, fair value of surplus assets, the carrying value of debt and preferred shares, and local statutory balance sheet, regulatory reserve, and capital for Manulife's Asian business. The value of in-force business in Canada and the U.S. is the present value of expected future IFRS earnings on in-force business less the present value of the cost of holding capital to support the in-force business under the MCCSR framework. The MCCSR framework was replaced by the LICAT framework on January 1, 2018 and LICAT will be used to calculate EV as at December 31, 2018. It has been used to calculate quarterly NBV starting January 1, 2018. The value of in-force business in Asia reflects local statutory earnings and capital requirements. The value of in-force excludes our Global WAM, Manulife Bank and Property and Casualty Reinsurance businesses.
New business value ("NBV") is the change in embedded value as a result of sales in the reporting period. NBV is calculated as the present value of shareholders' interests in expected future distributable earnings, after the cost of capital, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value. NBV excludes businesses with immaterial insurance risks, such as the Company's Global WAM, Manulife Bank and the short-term Property and Casualty Reinsurance businesses. NBV is a useful metric to evaluate the value created by the Company's new business franchise.
New business value margin is calculated as NBV divided by APE excluding non-controlling interests. APE is calculated as 100% of annualized first year premiums for recurring premium products, and as 10% of single premiums for single premium products. Both NBV and APE used in the NBV margin calculation are after non-controlling interests and exclude our Global WAM, Manulife Bank and Property and Casualty Reinsurance businesses. The NBV margin is a useful metric to help understand the profitability of our new business.
Sales are measured according to product type
For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance. Sales are reported gross before the impact of reinsurance.
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

Manulife Financial Corporation – Second Quarter 2018

APE sales are comprised of 100% of regular premiums/deposits and 10% of single premiums/deposits for both insurance and insurance based wealth accumulation products.
Insurance based wealth accumulation product sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new Variable Annuity contracts in the U.S. in 1Q13, subsequent deposits into existing U.S. Variable Annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.
Bank new lending volumes include bank loans and mortgages authorized in the period.
Gross flows is a new business measure presented for the Global WAM business and includes all deposits into mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.
Net flows is presented for our Global WAM business and includes gross flows less redemptions for mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Net flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets.
F4 Caution regarding forward-looking statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to the Company's strategic priorities and 2022 targets for net promoter score, employee engagement, its highest potential businesses, expense efficiency and portfolio optimization; the expected annual run-rate savings resulting from Manulife's announced expense initiatives; the expected impact of our decision to reduce the allocation to ALDA in our portfolio asset mix supporting our legacy business; and the estimated impact of the annual review of actuarial methods and assumptions, and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "suspect", "outlook", "expect", "intend", "estimate", "anticipate", "believe", "plan", "forecast", "objective", "seek", "aim", "continue", "goal", "restore", "embark" and "endeavour" (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts' expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: the final interpretation of U.S. Tax Reform by tax authorities, the amount of time required to reduce the allocation to ALDA in our asset mix supporting our legacy business and redeploy capital towards higher-return businesses, the specific type of ALDA we dispose of and the value realized from such dispositions; the amount and timing of strategic investment in our business; general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory

Manulife Financial Corporation – Second Quarter 2018

proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company's or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under "Risk Management and Risk Factors Update" and "Critical Accounting and Actuarial Policies", under "Risk Management", "Risk Factors" and "Critical Accounting and Actuarial Policies" in the Management's Discussion and Analysis in our most recent annual report and, in the "Risk Management" note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

Manulife Financial Corporation – Second Quarter 2018

Consolidated Statements of Financial Position
As at
(Canadian $ in millions, unaudited)	June 30, 2018	December 31, 2017
Assets
Cash and short-term securities	$17,230	$15,965
Debt securities	180,821	174,000
Public equities	21,567	21,545
Mortgages	47,019	44,742
Private placements	34,701	32,132
Policy loans	6,117	5,808
Loans to bank clients	1,803	1,737
Real estate	14,216	13,810
Other invested assets	25,500	24,483
Total invested assets (note 3)	348,974	334,222
Other assets
Accrued investment income	2,263	2,182
Outstanding premiums	1,256	1,148
Derivatives (note 4)	13,145	15,569
Reinsurance assets	31,296	30,359
Deferred tax assets	4,775	4,569
Goodwill and intangible assets	10,065	9,840
Miscellaneous	8,456	7,337
Total other assets	71,256	71,004
Segregated funds net assets (note 14)	331,995	324,307
Total assets	$752,225	$729,533
Liabilities and Equity
Liabilities
Insurance contract liabilities (note 5)	$315,473	$304,605
Investment contract liabilities (note 5)	3,201	3,126
Deposits from bank clients	19,122	18,131
Derivatives (note 4)	7,183	7,822
Deferred tax liabilities	1,457	1,281
Other liabilities	14,985	14,927
	361,421	349,892
Long-term debt (note 7)	4,603	4,784
Capital instruments (note 8)	8,888	8,387
Segregated funds net liabilities (note 14)	331,995	324,307
Total liabilities	706,907	687,370
Equity
Preferred shares (note 9)	3,822	3,577
Common shares (note 9)	23,031	22,989
Contributed surplus	274	277
Shareholders' retained earnings	11,768	10,083
Shareholders' accumulated other comprehensive income (loss):
Pension and other post-employment plans	(388)	(364)
Available-for-sale securities	(115)	179
Cash flow hedges	(139)	(109)
Translation of foreign operations and real estate revaluation surplus	5,891	4,381
Total shareholders' equity	44,144	41,013
Participating policyholders' equity	132	221
Non-controlling interests	1,042	929
Total equity	45,318	42,163
Total liabilities and equity	$752,225	$729,533
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Roy Gori President and Chief Executive Officer	John Cassaday Chairman of the Board of Directors

Manulife Financial Corporation – Second Quarter 2018

Consolidated Statements of Income

For the	three months ended June 30,		six months ended June 30,
(Canadian $ in millions except per share amounts, unaudited)	2018	2017	2018	2017
Revenue
Premium income
Gross premiums	$9,831	$9,030	$19,297	$18,115
Premiums ceded to reinsurers	(1,077)	(2,056)	(2,218)	(4,091)
Net premiums	8,754	6,974	17,079	14,024
Investment income (note 3)
Investment income	3,566	3,444	6,801	6,761
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program	(1,615)	3,303	(6,931)	3,893
Net investment income (loss)	1,951	6,747	(130)	10,654
Other revenue (note 10)	2,964	2,872	5,466	5,465
Total revenue	13,669	16,593	22,415	30,143
Contract benefits and expenses
To contract holders and beneficiaries
Gross claims and benefits (note 5)	7,177	6,525	13,824	13,128
Change in insurance contract liabilities	1,389	6,113	(1,178)	7,564
Change in investment contract liabilities	35	41	79	95
Benefits and expenses ceded to reinsurers	(1,343)	(2,218)	(2,556)	(4,370)
Change in reinsurance assets	475	467	454	2,257
Net benefits and claims	7,733	10,928	10,623	18,674
General expenses	2,092	1,785	3,927	3,492
Investment expenses	416	398	822	789
Commissions	1,457	1,491	2,978	3,115
Interest expense	318	279	604	538
Net premium taxes	118	94	212	180
Total contract benefits and expenses	12,134	14,975	19,166	26,788
Income before income taxes	1,535	1,618	3,249	3,355
Income tax expense	(246)	(304)	(583)	(650)
Net income	$1,289	$1,314	$2,666	$2,705
Net income (loss) attributed to:
Non-controlling interests	$67	$61	$121	$115
Participating policyholders	(40)	(2)	(89)	(15)
Shareholders	1,262	1,255	2,634	2,605
	$1,289	$1,314	$2,666	$2,705
Net income attributed to shareholders	$1,262	$1,255	$2,634	$2,605
Preferred share dividends	(44)	(39)	(83)	(80)
Common shareholders' net income	$1,218	$1,216	$2,551	$2,525
Earnings per share
Basic earnings per common share (note 9)	$0.61	$0.62	$1.29	$1.28
Diluted earnings per common share (note 9)	0.61	0.61	1.28	1.27
Dividends per common share	0.220	0.205	0.440	0.410
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2018

Consolidated Statements of Comprehensive Income
For the	three months ended June 30,		six months ended June 30,
(Canadian $ in millions, unaudited)	2018	2017	2018	2017
Net income	$1,289	$1,314	$2,666	$2,705
Other comprehensive income (loss) ("OCI"), net of tax
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	433	(987)	1,700	(1,064)
Net investment hedges	(72)	131	(190)	80
Available-for-sale financial securities:
Unrealized gains (losses) arising during the period	(5)	233	(331)	430
Reclassification of net realized (gains) losses and impairments to net income	48	4	35	12
Cash flow hedges:
Unrealized gains (losses) arising during the period	4	26	(36)	79
Reclassification of realized losses to net income	3	3	6	5
Share of other comprehensive income (losses) of associates	-	-	-	1
Total items that may be subsequently reclassified to net income	411	(590)	1,184	(457)
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	(3)	5	(24)	6
Total items that will not be reclassified to net income	(3)	5	(24)	6
Other comprehensive income (loss), net of tax	408	(585)	1,160	(451)
Total comprehensive income (loss), net of tax	$1,697	$729	$3,826	$2,254
Total comprehensive income (loss) attributed to:
Non-controlling interests	$67	$61	$119	$115
Participating policyholders	(41)	(2)	(89)	(15)
Shareholders	1,671	670	3,796	2,154

Income Taxes included in Other Comprehensive Income
For the	three months ended June 30,		six months ended June 30,
(Canadian $ in millions, unaudited)	2018	2017	2018	2017
Income tax expense (recovery) on:
Unrealized foreign exchange gains/losses on translation of foreign operations	$1	$(1)	$1	$(1)
Unrealized foreign exchange gains/losses on net investment hedges	-	25	(30)	11
Unrealized gains/losses on available-for-sale financial securities	11	76	(117)	137
Reclassification of realized gains/losses and recoveries/impairments to net income on available-for-sale financial securities	18	12	26	16
Unrealized gains/losses on cash flow hedges	(5)	7	34	30
Reclassification of realized gains/losses to net income on cash flow hedges	1	1	2	3
Change in pension and other post-employment plans	-	2	16	3
Total income tax expense (recovery)	$26	$122	$(68)	$199
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2018

Consolidated Statements of Changes in Equity
For the six months ended June 30,
(Canadian $ in millions, unaudited)	2018	2017
Preferred shares
Balance, beginning of period	$3,577	$3,577
Issued during the period (note 9)	250	-
Issuance costs, net of tax	(5)	-
Balance, end of period	3,822	3,577
Common shares
Balance, beginning of period	22,989	22,865
Issued on exercise of stock options	42	39
Balance, end of period	23,031	22,904
Contributed surplus
Balance, beginning of period	277	284
Exercise of stock options and deferred share units	(7)	(7)
Stock option expense	4	10
Balance, end of period	274	287
Shareholders' retained earnings
Balance, beginning of period	10,083	9,759
Net income attributed to shareholders	2,634	2,605
Preferred share dividends	(83)	(80)
Common share dividends	(866)	(809)
Balance, end of period	11,768	11,475
Shareholders' accumulated other comprehensive income (loss) ("AOCI")
Balance, beginning of period	4,087	5,347
Change in actuarial gains (losses) on pension and other post-employment plans	(24)	6
Change in unrealized foreign exchange gains (losses) of net foreign operations	1,510	(984)
Change in unrealized gains (losses) on available-for-sale financial securities	(294)	442
Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	(30)	84
Share of other comprehensive income (losses) of associates	-	1
Balance, end of period	5,249	4,896
Total shareholders' equity, end of period	44,144	43,139
Participating policyholders' equity
Balance, beginning of period	221	248
Net income (loss) attributed to participating policyholders	(89)	(15)
Balance, end of period	132	233
Non-controlling interests
Balance, beginning of period	929	743
Net income attributed to non-controlling interests	121	115
Other comprehensive income (loss) attributed to non-controlling interests	(2)	-
Contributions (distributions), net	(6)	(5)
Balance, end of period	1,042	853
Total equity, end of period	$45,318	$44,225
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.
Manulife Financial Corporation – Second Quarter 2018

Consolidated Statements of Cash Flows
For the six months ended June 30,
(Canadian $ in millions, unaudited)	2018	2017
Operating activities
Net income	$2,666	$2,705
Adjustments:
Increase (decrease) in insurance contract liabilities	(1,178)	7,564
Increase (decrease) in investment contract liabilities	79	95
(Increase) decrease in reinsurance assets	454	2,257
Amortization of (premium) discount on invested assets	113	76
Other amortization	309	265
Net realized and unrealized (gains) losses and impairment on assets	6,782	(4,744)
Deferred income tax expense (recovery)	69	565
Restructuring charge	200	-
Stock option expense	4	10
Cash provided by operating activities before undernoted item	9,498	8,793
Changes in policy related and operating receivables and payables	(689)	(737)
Cash provided by operating activities	8,809	8,056
Investing activities
Purchases and mortgage advances	(51,831)	(43,866)
Disposals and repayments	43,377	36,462
Change in investment broker net receivables and payables	94	166
Net cash decrease from purchase of subsidiaries and businesses	-	(10)
Cash used in investing activities	(8,360)	(7,248)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	48	1
Redemption of long-term debt (note 7)	(400)	-
Issue of capital instruments, net (note 8)	597	994
Redemption of capital instruments (note 8)	(200)	(499)
Secured borrowing from securitization transactions	-	441
Changes in deposits from Bank clients, net	966	342
Shareholders' dividends paid in cash	(949)	(889)
Contributions from (distribution to) non-controlling interests, net	(6)	(5)
Common shares issued, net (note 9)	42	39
Preferred shares issued, net (note 9)	245	-
Cash provided by (used in) financing activities	343	424
Cash and short-term securities
Increase (decrease) during the period	792	1,232
Effect of foreign exchange rate changes on cash and short-term securities	486	(310)
Balance, beginning of period	15,098	14,238
Balance, end of period	16,376	15,160
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	15,965	15,151
Net payments in transit, included in other liabilities	(867)	(913)
Net cash and short-term securities, beginning of period	15,098	14,238
End of period
Gross cash and short-term securities	17,230	15,866
Net payments in transit, included in other liabilities	(854)	(706)
Net cash and short-term securities, end of period	$16,376	$15,160
Supplemental disclosures on cash flow information
Interest received	$5,355	$5,327
Interest paid	576	539
Income taxes paid	828	336
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2018

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1	Nature of Operations and Significant Accounting Policies

Manulife Financial Corporation ("MFC") is a publicly traded company and the holding company of The Manufacturers Life Insurance Company ("MLI"), a Canadian life insurance company. MFC and its subsidiaries (collectively, "Manulife" or the "Company") is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife's international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers.  The Company operates as Manulife in Canada and Asia and as John Hancock in the United States.
These Interim Consolidated Financial Statements and condensed notes have been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting" as issued by the International Accounting Standards Board ("IASB"), using accounting policies which are consistent with those used in the Company's 2017 Annual Consolidated Financial Statements, except as disclosed in the current year Interim Consolidated Financial Statements Accounting and Reporting Changes notes.
These Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2017, included on pages 107 to 182 of the Company's 2017 Annual Report, as well as the disclosures on risk in the shaded area of sections D1 to D5 of the Second Quarter 2018 Management Discussion and Analysis. These risk disclosures are considered an integral part of these Interim Consolidated Financial Statements.
These Interim Consolidated Financial Statements as at and for the three and six months ended June 30, 2018 were authorized for issue by MFC's Board of Directors on August 8, 2018.

Note 2	Accounting and Reporting Changes

Changes in accounting and reporting policy
Segment Reporting
Effective January 1, 2018, as a result of the organizational changes made to drive better alignment with the Company's strategic priorities as well as to increase focus and leverage scale in the Company's wealth and asset management businesses, the Company's wealth and asset management businesses are now a primary reporting segment.
The new financial reporting segments are as follows:
•	Global Wealth and Asset Management ("Global WAM") – providing fee-based wealth solutions with little or no guarantees to the Company's retail, retirement and institutional customers around the world.
•	Asia – providing insurance products and insurance-based wealth accumulation products in Asia.
•	Canada – providing insurance products, insurance-based wealth accumulation products, and banking services in Canada.
•	U.S. – providing life insurance products and administering long-term care and in-force insurance-based wealth accumulation products in the U.S.
•
Corporate and Other – comprised of investment performance on assets backing capital, net of amounts allocated to the operating segments; costs incurred by the corporate office related to shareholder activities; financing costs; Property and Casualty Reinsurance Business; and run-off reinsurance business lines.

The Company also changed the segment reporting for changes to actuarial methods and assumptions. These changes were previously reported in the Corporate and Other segment and are now reported in the respective reporting segments. Prior period amounts have been restated to reflect the changes. Refer to note 13.

Manulife Financial Corporation – Second Quarter 2018

Note 3	Invested Assets and Investment Income

(a)	Carrying values and fair values of invested assets

As at June 30, 2018	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value
Cash and short-term securities(4)	$868	$11,708	$4,654	$17,230	$17,230
Debt securities(5)
Canadian government and agency	17,623	6,623	-	24,246	24,246
U.S. government and agency	10,912	11,855	-	22,767	22,767
Other government and agency	16,603	3,783	-	20,386	20,386
Corporate	105,061	5,237	-	110,298	110,298
Mortgage/asset-backed securities	2,896	228	-	3,124	3,124
Public equities	18,821	2,746	-	21,567	21,567
Mortgages	-	-	47,019	47,019	47,476
Private placements	-	-	34,701	34,701	35,607
Policy loans	-	-	6,117	6,117	6,117
Loans to Bank clients	-	-	1,803	1,803	1,806
Real estate
Own use property	-	-	2,114	2,114	3,337
Investment property	-	-	12,102	12,102	12,102
Other invested assets
Alternative long-duration assets(6)	12,467	89	8,972	21,528	22,245
Various other	149	-	3,823	3,972	3,972
Total invested assets	$185,400	$42,269	$121,305	$348,974	$352,280
As at December 31, 2017	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value
Cash and short-term securities(4)	$439	$11,429	$4,097	$15,965	$15,965
Debt securities(5)
Canadian government and agency	17,886	4,892	-	22,778	22,778
U.S. government and agency	12,497	13,472	-	25,969	25,969
Other government and agency	16,838	2,988	-	19,826	19,826
Corporate	96,785	5,366	-	102,151	102,151
Mortgage/asset-backed securities	3,018	258	-	3,276	3,276
Public equities	18,473	3,072	-	21,545	21,545
Mortgages	-	-	44,742	44,742	46,065
Private placements	-	-	32,132	32,132	34,581
Policy loans	-	-	5,808	5,808	5,808
Loans to Bank clients	-	-	1,737	1,737	1,742
Real estate
Own use property	-	-	1,281	1,281	2,448
Investment property	-	-	12,529	12,529	12,529
Other invested assets
Alternative long-duration assets(6)	12,018	88	8,624	20,730	21,053
Various other	142	-	3,611	3,753	3,752
Total invested assets	$178,096	$41,565	$114,561	$334,222	$339,488

(1)
FVTPL classification was elected for securities backing insurance contract liabilities to substantially reduce any accounting mismatch arising from changes in the fair value of these assets and changes in the value of the related insurance contract liabilities. If this election had not been made and instead the available-for-sale ("AFS") classification was selected, there would be an accounting mismatch because changes in insurance contract liabilities are recognized in net income rather than in OCI.

(2)
Securities that are designated as AFS are not actively traded by the Company but sales do occur as circumstances warrant. Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to net income as a realized gain (loss).

(3)
Primarily includes assets classified as loans and carried at amortized cost, own use properties, investment properties, equity method accounted investments, oil and gas investments, and leveraged leases.

(4)
Includes short-term securities with maturities of less than one year at acquisition amounting to $3,699 (December 31, 2017 – $2,737) cash equivalents with maturities of less than 90 days at acquisition amounting to $8,877 (December 31, 2017 – $9,131) and cash of $4,654 (December 31, 2017 – $4,097).

(5)	Debt securities include securities which were acquired with maturities of less than one year and less than 90 days of $969 and $nil, respectively (December 31, 2017 – $1,768 and $161, respectively).
(6)
Alternative long-duration assets ("ALDA") include investments in private equity of $5,408, power and infrastructure of $7,171, oil and gas of $3,211, timber and agriculture sectors of $5,103 and various other invested assets of $635 (December 31, 2017 – $4,959, $7,355, $2,813, $5,033 and $570 respectively). During 2018,

Manulife Financial Corporation – Second Quarter 2018

$1,422 of power and infrastructure ALDA were sold to John Hancock Infrastructure Master Fund L.P. in the USA, an associate of the Company which is a structured entity based on partnership voting rights. The Company provides management services to the fund and owns approximately 0.1% of its partnership interests as well as 1% of its tax blocker entities. During 2018, $510 (2017 – $395) of U.S. commercial real estate was sold to the Manulife US Real Estate Investment Trust in Singapore, an associate of the Company which is a structured entity based on unitholder voting rights. The Company provides management services to the trust and owns approximately 8.5% (2017 - 9.5%) of its units. During 2017, $619 of U.S. commercial real estate was sold to Hancock US Real Estate Fund, L.P., an associate of the Company which is a structured entity based on partnership voting rights. The Company provides management services to the fund and owns approximately 11.7% of its partnership interests.

(b)	Investment income

	three months ended		six months ended
	June 30,		June 30,
For the	2018	2017	2018	2017
Interest income	$2,780	$2,724	$5,462	$5,343
Dividend, rental and other income	834	686	1,375	1,277
Net recoveries (impairments and provisions)	19	4	46	3
Other	(67)	30	(82)	138
	3,566	3,444	6,801	6,761
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro equity hedging program
Debt securities	(1,239)	2,311	(4,431)	2,859
Public equities	279	245	22	947
Mortgages	10	10	14	18
Private placements	8	44	(67)	9
Real estate	145	131	239	193
Other invested assets	87	100	(244)	70
Derivatives, including macro equity hedging program	(905)	462	(2,464)	(203)
	(1,615)	3,303	(6,931)	3,893
Total investment income	$1,951	$6,747	$(130)	$10,654
(c)	Fair value measurement
The following table presents fair values and the fair value hierarchy of invested assets and segregated funds net assets measured at fair value in the Consolidated Statements of Financial Position.
As at June 30, 2018	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$868	$-	$868	$-
AFS	11,708	-	11,708	-
Other	4,654	4,654	-	-
Debt securities
FVTPL
Canadian government and agency	17,623	-	17,623	-
U.S. government and agency	10,912	-	10,912	-
Other government and agency	16,603	-	16,381	222
Corporate	105,061	2	104,375	684
Residential mortgage/asset-backed securities	14	-	7	7
Commercial mortgage/asset-backed securities	1,147	-	1,147	-
Other securitized assets	1,735	-	1,735	-
AFS
Canadian government and agency	6,623	-	6,623	-
U.S. government and agency	11,855	-	11,855	-
Other government and agency	3,783	-	3,745	38
Corporate	5,237	-	5,136	101
Residential mortgage/asset-backed securities	24	-	23	1
Commercial mortgage/asset-backed securities	141	-	141	-
Other securitized assets	63	-	63	-
Public equities
FVTPL	18,821	18,818	-	3
AFS	2,746	2,744	2	-
Real estate - investment property(1)	12,102	-	-	12,102
Other invested assets(2)	15,744	-	-	15,744
Segregated funds net assets(3)	331,995	293,484	34,103	4,408
Total	$579,459	$319,702	$226,447	$33,310

Manulife Financial Corporation – Second Quarter 2018

As at December 31, 2017	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$439	$-	$439	$-
AFS	11,429	-	11,429	-
Other	4,097	4,097	-	-
Debt securities
FVTPL
Canadian government and agency	17,886	-	17,886	-
U.S. government and agency	12,497	-	12,497	-
Other government and agency	16,838	-	16,599	239
Corporate	96,785	2	96,073	710
Residential mortgage/asset-backed securities	8	-	7	1
Commercial mortgage/asset-backed securities	1,099	-	1,099	-
Other securitized assets	1,911	-	1,886	25
AFS
Canadian government and agency	4,892	-	4,892	-
U.S. government and agency	13,472	-	13,472	-
Other government and agency	2,988	-	2,941	47
Corporate	5,366	-	5,278	88
Residential mortgage/asset-backed securities	37	-	37	-
Commercial mortgage/asset-backed securities	138	-	138	-
Other securitized assets	83	-	82	1
Public equities
FVTPL	18,473	18,470	-	3
AFS	3,072	3,069	3	-
Real estate - investment property(1)	12,529	-	-	12,529
Other invested assets(2)	16,203	-	-	16,203
Segregated funds net assets(3)	324,307	286,490	33,562	4,255
Total	$564,549	$312,128	$218,320	$34,101

(1)
For real estate investment properties, the significant unobservable inputs are capitalization rates (ranging from 3.50% to 8.75% during the period and ranging from 3.50% to 9.00% during the year 2017) and terminal capitalization rates (ranging from 3.65% to 9.25% during the period and ranging from 4.0% to 9.25% during the year 2017). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(2)
Other invested assets measured at fair value are held primarily in the power and infrastructure and timber sectors. The significant inputs used in the valuation of the Company's power and infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of a power and infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the period ranged from 8.95% to 15.0% (for the year ended December 31, 2017 – ranged from 9.20% to 16.5%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company's investments in timberland are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the period ranged from 5.0% to 7.25% (for the year ended December 31, 2017 – ranged from 5.0% to 7.5%). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.

(3)	Segregated funds net assets are measured at fair value. The Company's Level 3 segregated funds assets are predominantly invested in timberland properties valued as described above.
For invested assets not measured at fair value in the Consolidated Statements of Financial Position, the following table presents their fair values categorized by the fair value hierarchy.
As at June 30, 2018	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$47,019	$47,476	$-	$-	$47,476
Private placements	34,701	35,607	-	30,030	5,577
Policy loans	6,117	6,117	-	6,117	-
Loans to Bank clients	1,803	1,806	-	1,806	-
Real estate - own use property	2,114	3,337	-	-	3,337
Other invested assets(1)	9,756	10,473	113	-	10,360
Total invested assets disclosed at fair value	$101,510	$104,816	$113	$37,953	$66,750

Manulife Financial Corporation – Second Quarter 2018

As at December 31, 2017	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$44,742	$46,065	$-	$-	$46,065
Private placements	32,132	34,581	-	28,514	6,067
Policy loans	5,808	5,808	-	5,808	-
Loans to Bank clients	1,737	1,742	-	1,742	-
Real estate - own use property	1,281	2,448	-	-	2,448
Other invested assets(1)	8,280	8,602	88	-	8,514
Total invested assets disclosed at fair value	$93,980	$99,246	$88	$36,064	$63,094

(1)
Other invested assets disclosed at fair value include $3,446 (December 31, 2017 – $3,273) of leveraged leases which are disclosed at their carrying values as fair value is not routinely calculated on these investments.

Transfers between Level 1 and Level 2
The Company records transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. During the three and six months ended June 30, 2018, the Company had $nil and $nil transfers from Level 1 to Level 2 (three and six months ended June 30, 2017 – $nil and $nil). Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. The Company also had $nil and $nil transfers from Level 2 to Level 1 during the three and six months ended June 30, 2018 (three and six months ended June 30, 2017 – $nil and $nil).
For segregated funds net assets, the Company had $2 and $2 transfers from Level 1 to Level 2 for the three and six months ended June 30, 2018 (three and six months ended June 30, 2017 –  $nil and $nil). The Company had $nil and $nil   transfers from Level 2 to Level 1 for the three and six months ended June 30, 2018 (three and six months ended June 30, 2017 –  $nil and $nil).
Invested assets and segregated funds net assets measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)
The Company classifies the fair values of the invested assets and segregated funds net assets as Level 3 if there is no observable market for these assets or, in the absence of an active market, most of the inputs used to determine fair value are based on the Company's own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values and, therefore, the gains and losses in the tables below include changes in fair value due to both observable and unobservable factors.

Manulife Financial Corporation – Second Quarter 2018

The following table presents a roll forward of all invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the three months ended June 30, 2018 and 2017.

For the three months ended June 30, 2018	Balance, April 1,2018	Net realized/ unrealized gains (losses) included in net income(1)	Net realized/ unrealized gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer into Level 3(3)	Transfer out of Level 3(3)	Currency movement	Balance, June 30, 2018	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$233	$(5)	$-	$1	$(2)	$-	$-	$-	$(5)	$222	$(6)
Corporate	688	4	-	27	(25)	(1)	-	-	(9)	684	6
Residential mortgage/asset-backed securities	7	-	-	-	-	-	-	-	-	7	-
Other securitized assets	30	1	-	-	-	-	-	(31)	-	-	1
	958	-	-	28	(27)	(1)	-	(31)	(14)	913	1
AFS
Other government & agency	44	-	(1)	-	(5)	-	-	-	-	38	-
Corporate	91	-	(1)	19	(6)	-	-	-	(2)	101	-
Residential mortgage/asset-backed securities	2	-	-	-	-	-	-	-	(1)	1	-
Other securitized assets	-	-	-	-	-	-	-	-	-	-	-
	137	-	(2)	19	(11)	-	-	-	(3)	140	-
Public equities
FVTPL	3	-	-	-	-	-	-	-	-	3	-
	3	-	-	-	-	-	-	-	-	3	-
Real estate - investment property	13,139	151	-	60	(644)	-	-	(706)	102	12,102	118
Other invested assets	15,548	49	6	711	(538)	(243)	-	(35)	246	15,744	(62)
	28,687	200	6	771	(1,182)	(243)	-	(741)	348	27,846	56
Segregated funds net assets	4,325	101	-	28	(80)	(12)	-	-	46	4,408	74
Total	$34,110	$301	$4	$846	$(1,300)	$(256)	$-	$(772)	$377	$33,310	$131

For the three months ended June 30, 2017	Balance, April 1, 2017	Net realized/ unrealized gains (losses) included in net income(1)	Net realized/ unrealized gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer into Level 3(3)	Transfer out of Level 3(3)	Currency movement	Balance, June 30, 2017	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$242	$3	$-	$10	$(9)	$-	$-	$-	$1	$247	$4
Corporate	688	11	-	24	(8)	(10)	-	(21)	(10)	674	(2)
Residential mortgage/asset-backed securities	2	-	-	-	-	-	-	-	-	2	(1)
Commercial mortgage/asset-backed securities	-	-	-	-	-	-	-	-	-	-	-
Other securitized assets	32	-	-	-	-	(1)	-	-	(2)	29	-
	964	14	-	34	(17)	(11)	-	(21)	(11)	952	1
AFS
Other government & agency	50	-	1	7	(5)	-	-	-	-	53	-
Corporate	78	-	-	9	(3)	-	-	-	-	84	-
Residential mortgage/asset-backed securities	1	-	-	-	-	-	-	-	(1)	-	-
Commercial mortgage/asset-backed securities	-	-	-	-	-	-	-	-	-	-	-
Other securitized assets	1	-	-	-	-	-	-	-	-	1	-
	130	-	1	16	(8)	-	-	-	(1)	138	-
Public equities
FVTPL	7	-	-	-	-	-	-	-	-	7	-
	7	-	-	-	-	-	-	-	-	7	-
Real estate - investment property	12,847	109	-	636	(633)	-	-	-	(211)	12,748	100
Other invested assets	15,344	88	(2)	495	(243)	(231)	-	-	(338)	15,113	(42)
	28,191	197	(2)	1,131	(876)	(231)	-	-	(549)	27,861	58
Segregated funds net assets	4,370	1	-	31	(98)	(13)	-	-	(60)	4,231	(2)
Total	$33,662	$212	$(1)	$1,212	$(999)	$(255)	$-	$(21)	$(621)	$33,189	$57

(1)	Included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets.
(2)	Included in AOCI on the Consolidated Statements of Financial Position except for the amount related to segregated funds net assets.
(3)	For assets that are transferred into and/or out of Level 3, the Company uses fair value of the assets at the beginning of period.

Manulife Financial Corporation – Second Quarter 2018

The following table presents a roll forward of all invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the six months ended June 30, 2018 and 2017:

For the six months ended June 30, 2018	Balance, January 1, 2018	Net realized/ unrealized gains (losses) included in net income(1)	Net realized/ unrealized gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer into Level 3(3)	Transfer out of Level 3(3)	Currency movement	Balance, June 30, 2018	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$239	$(5)	$-	$14	$(25)	$(14)	$-	$-	$13	$222	$(6)
Corporate	710	(7)	-	42	(39)	(2)	-	(55)	35	684	(5)
Residential mortgage/asset-backed securities	1	6	-	-	-	-	-	-	-	7	6
Other securitized assets	25	-	-	31	-	-	-	(56)	-	-	-
	975	(6)	-	87	(64)	(16)	-	(111)	48	913	(5)
AFS
Other government & agency	46	-	(1)	1	(7)	(4)	-	-	3	38	-
Corporate	89	-	(2)	24	(6)	-	-	(7)	3	101	-
Residential mortgage/asset-backed securities	-	-	1	-	-	-	-	-	-	1	-
Other securitized assets	1	-	-	-	-	-	-	(1)	-	-	-
	136	-	(2)	25	(13)	(4)	-	(8)	6	140	-
Public equities
FVTPL	3	-	-	-	-	-	-	-	-	3	-
	3	-	-	-	-	-	-	-	-	3	-
Real estate - investment property	12,529	246	-	438	(752)	-	-	(706)	347	12,102	193
Other invested assets	16,203	(1,098)	7	1,631	(1,164)	(417)	-	(35)	617	15,744	(493)
	28,732	(852)	7	2,069	(1,916)	(417)	-	(741)	964	27,846	(300)
Segregated funds net assets	4,255	123	-	63	(123)	(19)	3	(2)	108	4,408	87
Total	$34,101	$(735)	$5	$2,244	$(2,116)	$(456)	$3	$(862)	$1,126	$33,310	$(218)

For the six months ended June 30, 2017	Balance, January 1, 2017	Net realized/ unrealized gains (losses) included in net income(1)	Net realized/ unrealized gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer into Level 3(3)	Transfer out of Level 3(3)	Currency movement	Balance, June 30, 2017	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$272	$4	$-	$12	$(37)	$(6)	$-	$-	$2	$247	$5
Corporate	651	16	-	50	(25)	(18)	24	(21)	(3)	674	1
Residential mortgage/asset-backed securities	2	-	-	-	-	-	-	-	-	2	(1)
Commercial mortgage/asset-backed securities	6	-	-	-	(5)	(1)	-	-	-	-	-
Other securitized assets	35	-	-	-	-	(4)	-	-	(2)	29	-
	966	20	-	62	(67)	(29)	24	(21)	(3)	952	5
AFS
Other government & agency	51	-	1	11	(8)	(2)	-	-	-	53	-
Corporate	74	-	-	17	(6)	(2)	-	-	1	84	-
Residential mortgage/asset-backed securities	1	-	(1)	-	-	-	-	-	-	-	-
Commercial mortgage/asset-backed securities	2	-	-	-	(1)	(1)	-	-	-	-	-
Other securitized assets	2	-	-	-	-	-	-	-	(1)	1	-
	130	-	-	28	(15)	(5)	-	-	-	138	-
Public equities
FVTPL	7	-	-	-	-	-	-	-	-	7	-
	7	-	-	-	-	-	-	-	-	7	-
Real estate - investment property	12,756	165	-	814	(729)	-	-	-	(258)	12,748	151
Other invested assets	14,849	62	(1)	1,374	(359)	(428)	-	-	(384)	15,113	(80)
	27,605	227	(1)	2,188	(1,088)	(428)	-	-	(642)	27,861	71
Segregated funds net assets	4,574	25	-	51	(143)	(14)	-	(184)	(78)	4,231	18
Total	$33,282	$272	$(1)	$2,329	$(1,313)	$(476)	$24	$(205)	$(723)	$33,189	$94

(1)	Included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets.
(2)	Included in AOCI on the Consolidated Statements of Financial Position except for the amount related to segregated funds net assets.
(3)	For assets that are transferred into and/or out of Level 3, the Company uses fair values of the assets at the beginning of period.

Manulife Financial Corporation – Second Quarter 2018

Transfers into Level 3 primarily result from securities that were impaired during the periods or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3. Transfers from Level 3 primarily result from observable market data now being available for the entire term structure of the debt security.

Note 4	Derivative and Hedging Instruments

Fair value of derivatives
The following table presents the gross notional amount and fair value of derivative contracts by the underlying risk exposure for derivatives in qualifying hedge accounting relationships and derivatives not designated in qualifying hedge accounting relationships.

		June 30, 2018			December 31, 2017
As at		Notional amount	Fair value		Notional amount	Fair value
Type of hedge	Instrument type		Assets	Liabilities		Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$637	$-	$21	$548	$-	$20
	Foreign currency swaps	88	3	-	84	1	4
Cash flow hedges	Foreign currency swaps	1,792	35	327	1,757	20	333
	Forward contracts	123	-	9	165	-	4
	Equity contracts	171	5	5	125	16	1
Net investment hedges	Forward contracts	1,609	46	-	-	-	-
Total derivatives in qualifying hedge accounting relationships		4,420	89	362	2,679	37	362
Derivatives not designated in qualifying hedge accounting relationships
Interest rate swaps		277,080	10,721	5,422	246,270	12,984	6,251
Interest rate futures		12,340	-	-	11,551	-	-
Interest rate options		10,666	289	-	10,093	312	-
Foreign currency swaps		19,199	525	1,193	16,321	494	1,122
Currency rate futures		3,541	-	-	3,157	-	-
Forward contracts		26,311	691	117	20,341	915	65
Equity contracts		15,332	818	89	13,597	813	22
Credit default swaps		639	12	-	606	14	-
Equity futures		11,273	-	-	12,158	-	-
Total derivatives not designated in qualifying hedge accounting relationships		376,381	13,056	6,821	334,094	15,532	7,460
Total derivatives		$380,801	$13,145	$7,183	$336,773	$15,569	$7,822

The total notional amount of $381 billion (December 31, 2017 –  $337 billion) includes $124 billion (December 31, 2017 – $114 billion) related to derivatives utilized in the Company's variable annuity guarantee dynamic hedging and macro equity risk hedging programs. Due to the Company's variable annuity hedging practices, a large number of trades are in offsetting positions, resulting in materially lower net fair value exposure to the Company than what the gross notional amount would suggest.

Manulife Financial Corporation – Second Quarter 2018

The following table presents fair value of the derivative instruments by remaining term to maturity. Fair values disclosed below do not incorporate the impact of master netting agreements (refer to note 6).

	Remaining term to maturity
As at June 30, 2018	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$693	$702	$829	$10,921	$13,145
Derivative liabilities	207	190	242	6,544	7,183
	Remaining term to maturity
As at December 31, 2017	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$605	$822	$889	$13,253	$15,569
Derivative liabilities	224	149	168	7,281	7,822

The following table presents fair value of the derivative contracts within the fair value hierarchy.

As at June 30, 2018	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$11,660	$-	$11,056	$604
Foreign exchange contracts	650	-	643	7
Equity contracts	823	-	771	52
Credit default swaps	12	-	12	-
Total derivative assets	$13,145	$-	$12,482	$663
Derivative liabilities
Interest rate contracts	$5,522	$-	$5,233	$289
Foreign exchange contracts	1,567	-	1,567	-
Equity contracts	94	-	61	33
Total derivative liabilities	$7,183	$-	$6,861	$322

As at December 31, 2017	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$14,199	$-	$13,181	$1,018
Foreign exchange contracts	527	-	527	-
Equity contracts	829	-	768	61
Credit default swaps	14	-	14	-
Total derivative assets	$15,569	$-	$14,490	$1,079
Derivative liabilities
Interest rate contracts	$6,309	$-	$6,012	$297
Foreign exchange contracts	1,490	-	1,490	-
Equity contracts	23	-	10	13
Total derivative liabilities	$7,822	$-	$7,512	$310

The following table presents a roll forward for the net derivative contracts measured at fair value using significant unobservable inputs (Level 3).

	three months ended June 30,		six months ended June 30,
For the	2018	2017	2018	2017
Balance at the beginning of the period	$291	$183	$769	$163
Net realized / unrealized gains (losses) included in:
Net income(1)	102	343	(350)	425
OCI(2)	(5)	3	(23)	(7)
Purchases	3	73	8	105
Settlements	(10)	18	(4)	(46)
Transfers
Into Level 3(3)	-	-	-	-
Out of Level 3(3)	(49)	158	(77)	134
Currency movement	9	(21)	18	(17)
Balance at the end of the period	$341	$757	$341	$757
Change in unrealized gains (losses) on instruments still held	$89	$445	$(356)	$499

Manulife Financial Corporation – Second Quarter 2018

(1)	These amounts are included in investment income on the Consolidated Statements of Income.
(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)
For derivatives transferred into and out of Level 3, the Company uses the fair value of the items at the end and beginning of the period, respectively. Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data (versus the previous period). Transfers out of Level 3 occur when inputs used to price the assets and liabilities become available from observable market data.

Note 5	Insurance and Investment Contract Liabilities

(a)	Insurance and investment contracts

The Company monitors experience and reviews the assumptions used in the calculation of insurance and investment contract liabilities on an ongoing basis to ensure they appropriately reflect future expected experience and any changes in the risk profile of the business.  Any changes to the methods and assumptions used in projecting future asset and liability cash flows will result in a change in insurance and investment contract liabilities.
For the three months ended June 30, 2018, changes in assumptions and model enhancements did not impact insurance and investment contract liabilities or net income attributed to shareholders (June 30, 2017 – no changes in assumptions and model enhancements). For the six months ended June 30, 2018, changes in assumptions and model enhancements did not impact insurance and investment contract liabilities or net income attributed to shareholders (June 30, 2017 – no changes in assumptions and model enhancements).
(b)	Investment contracts – Fair value measurement
As at June 30, 2018, the fair value of investment contract liabilities measured at fair value was $705 (December 31, 2017 – $639). As at June 30, 2018, the carrying value and fair value of investment contract liabilities measured at amortized cost were $2,496 and $2,763 respectively (December 31, 2017 – $2,487 and $2,787 respectively).
(c)	Gross claims and benefits
The following table presents a breakdown of gross claims and benefits for the three and six months ended June 30, 2018 and 2017.

	three months ended June 30,		six months ended June 30,
For the	2018	2017	2018	2017
Death, disability and other claims	$3,934	$3,904	$7,819	$7,721
Maturity and surrender benefits	1,787	1,601	3,584	3,216
Annuity payments	1,028	1,111	2,037	2,226
Policyholder dividends and experience rating refunds	790	268	1,113	565
Net transfers from segregated funds	(362)	(359)	(729)	(600)
Total	$7,177	$6,525	$13,824	$13,128

Note 6	Risk Management

The Company's policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 10 of the Company's 2017 Annual Consolidated Financial Statements as well as the shaded tables and text in the "Risk Management" section of the Company's Management Discussion and Analysis ("MD&A") in the 2017 Annual Report.
(a)	Risk disclosures included in the Second Quarter's MD&A
Market risk sensitivities related to variable annuity and segregated fund guarantees, publicly traded equity performance risk and interest rate, spread risk and alternative long-duration asset performance risk are disclosed in sections D1 to D5 of the Second Quarter 2018 Management Discussion and Analysis. These disclosures are in accordance with IFRS 7 "Financial Instruments: Disclosures" and IAS 34 "Interim Financial Reporting", and are an integral part of these unaudited Interim Consolidated Financial Statements.
(b)  Credit risk
(I)	Credit quality
The credit quality of commercial mortgages and private placements is assessed at least annually by using an internal rating based on regular monitoring of credit related exposures, considering both qualitative and quantitative factors.

Manulife Financial Corporation – Second Quarter 2018

The following table presents the credit quality and carrying value of the commercial mortgages and private placements.

As at June 30, 2018	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$128	$1,506	$4,408	$2,146	$11	$90	$8,289
Office	58	1,389	5,009	1,868	71	5	8,400
Multi-family residential	502	1,444	2,262	720	-	-	4,928
Industrial	31	368	1,825	358	136	-	2,718
Other	341	331	1,132	1,044	14	-	2,862
Total commercial mortgages	1,060	5,038	14,636	6,136	232	95	27,197
Agricultural mortgages	-	159	-	392	23	-	574
Private placements	1,132	4,466	13,026	14,011	918	1,148	34,701
Total	$2,192	$9,663	$27,662	$20,539	$1,173	$1,243	$62,472

As at December 31, 2017	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$110	$1,517	$4,363	$2,050	$44	$57	$8,141
Office	57	1,272	4,635	1,647	70	28	7,709
Multi-family residential	523	1,395	1,805	726	-	-	4,449
Industrial	33	386	1,542	477	145	-	2,583
Other	362	331	1,012	973	14	-	2,692
Total commercial mortgages	1,085	4,901	13,357	5,873	273	85	25,574
Agricultural mortgages	-	159	-	405	25	-	589
Private placements	1,038	4,246	11,978	13,160	717	993	32,132
Total	$2,123	$9,306	$25,335	$19,438	$1,015	$1,078	$58,295

The Company assesses credit quality of residential mortgages and loans to Bank clients at least annually with the loan status as performing or non-performing being the key credit quality indicator.
The following table presents the carrying value of residential mortgages and loans to Bank clients.

As at	June 30, 2018			December 31, 2017
	Insured	Uninsured	Total	Insured	Uninsured	Total
Residential mortgages
Performing	$7,111	$12,106	$19,217	$7,256	$11,310	$18,566
Non-performing(1)	15	16	31	4	9	13
Loans to Bank clients
Performing	n/a	1,800	1,800	n/a	1,734	1,734
Non-performing(1)	n/a	3	3	n/a	3	3
Total	$7,126	$13,925	$21,051	$7,260	$13,056	$20,316
(1)	Non-performing refers to assets that are 90 days or more past due if uninsured and 365 days or more if insured.

(II)   Past due or credit impaired financial assets
The following table presents carrying value of financial assets which are either past due but not impaired or impaired and the allowance for credit losses.

	Past due but not impaired
As at June 30, 2018	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for credit losses
Debt securities
FVTPL	$122	$-	$122	$22	$-
AFS	301	4	305	1	-
Private placements	263	-	263	16	11
Mortgages and loans to Bank clients	71	-	71	86	39
Other financial assets	100	45	145	1	-
Total	$857	$49	$906	$126	$50

Manulife Financial Corporation – Second Quarter 2018

	Past due but not impaired
As at December 31, 2017	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for credit losses
Debt securities
FVTPL	$-	$-	$-	$45	$-
AFS	104	2	106	1	-
Private placements	363	-	363	40	39
Mortgages and loans to Bank clients	76	16	92	86	46
Other financial assets	46	26	72	1	-
Total	$589	$44	$633	$173	$85
(c)	Securities lending, repurchase and reverse repurchase transactions
As at June 30, 2018, the Company had loaned securities (which are included in invested assets), with a market value of $2,962 (December 31, 2017 – $1,563). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.
As at June 30, 2018, the Company had engaged in reverse repurchase transactions of $272 (December 31, 2017 – $230) which are recorded as short-term receivables. In addition, the Company had engaged in repurchase transactions of $274 as at June 30, 2018 (December 31, 2017 – $228) which are recorded as payables.
(d)	Credit default swaps
The Company replicates exposure to specific issuers by selling credit protection via credit default swaps ("CDSs") to complement its cash debt securities investing.  The Company does not write CDS protection more than its government bond holdings.
The following table presents details of the CDS protection sold by type of contract and external agency rating for the underlying reference security.
As at June 30, 2018	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1) – Corporate debt
AAA	$13	$-	-
AA	24	-	2
A	435	9	3
BBB	167	3	2
Total single name CDSs	$639	$12	2
Total CDS protection sold	$639	$12	2

As at December 31, 2017	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1) – Corporate debt
AAA	$13	$-	1
AA	35	1	2
A	408	10	3
BBB	150	3	2
Total single name CDSs	$606	$14	3
Total CDS protection sold	$606	$14	3

(1)	These credit ratings are based on S&P where available followed by Moody's, DBRS and Fitch. If rating is not available from a rating agency, an internally developed rating is used.
(2)
Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligation.

(3)	The weighted average maturity of the CDS is weighted based on notional amounts.
The Company held no purchased credit protection as at June 30, 2018 and December 31, 2017.
(e)	Derivatives
The Company's point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of

Manulife Financial Corporation – Second Quarter 2018

any net gains that may have accrued with a counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company seeks to limit the risk of credit losses from derivative counterparties by: using investment grade counterparties; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.
All contracts are held with counterparties rated BBB+ or higher. As at June 30, 2018, the percentage of the Company's derivative exposure which was with counterparties rated AA- or higher amounted to 20 per cent (December 31, 2017 – 20 per cent). As at June 30, 2018, the largest single counterparty exposure, without considering the impact of master netting agreements or the benefit of collateral held, was $2,136 (December 31, 2017 – $2,629). The net exposure to this counterparty, after considering master netting agreements and the fair value of collateral held, was $nil (December 31, 2017 – $nil).
(f)	Offsetting financial assets and financial liabilities
Certain derivatives, securities lent and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional. In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.
In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a counterparty, the Company is entitled to liquidate the collateral held to offset against the same counterparty's obligation.
The following table presents the effect of conditional master netting and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral.
		Related amounts not set off in the Consolidated Statements of Financial Position
As at June 30, 2018	Gross amounts of financial instruments presented in the Consolidated Statements of Financial Position(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$13,723	$(6,056)	$(7,579)	$88	$87
Securities lending	2,962	-	(2,962)	-	-
Reverse repurchase agreements	272	(182)	(90)	-	-
Total financial assets	$16,957	$(6,238)	$(10,631)	$88	$87
Financial liabilities
Derivative liabilities	$(8,018)	$6,056	$1,725	$(237)	$(64)
Repurchase agreements	(274)	182	92	-	-
Total financial liabilities	$(8,292)	$6,238	$1,817	$(237)	$(64)

Manulife Financial Corporation – Second Quarter 2018

		Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2017	Gross amounts of financial instruments presented in the Consolidated Statements of Financial Position(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$16,204	$(6,714)	$(9,395)	$95	$95
Securities lending	1,563	-	(1,563)	-	-
Reverse repurchase agreements	230	(46)	(184)	-	-
Total financial assets	$17,997	$(6,760)	$(11,142)	$95	$95
Financial liabilities
Derivative liabilities	$(8,649)	$6,714	$1,718	$(217)	$(30)
Repurchase agreements	(228)	46	182	-	-
Total financial liabilities	$(8,877)	$6,760	$1,900	$(217)	$(30)

(1)	Financial assets and financial liabilities in the above table include accrued interest of $587 and $835, respectively (December 31, 2017 – $638 and $827, respectively).
(2)
Financial and cash collateral pledged excludes over-collateralization. As at June 30, 2018, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse purchase agreements and repurchase agreements in the amounts of $699, $399, $157 and nil, respectively (December 31, 2017 – $743, $382, $79 and nil, respectively). As at June 30, 2018, collateral pledged (received) does not include collateral in transit on OTC instruments or include initial margin on exchange traded contracts or cleared contracts.

(3)
Includes derivative contracts entered between the Company and its financing trusts which it does not consolidate. The Company does not exchange collateral on derivative contracts entered with these trusts.

The Company has certain credit linked note assets and variable surplus note liabilities which have unconditional offset rights. Under the netting agreements, the Company has rights of offset including in the event of the Company's default, insolvency, or bankruptcy. These financial instruments are offset in the Consolidated Statements of Financial Position.
A credit linked note is a security that allows the issuer to transfer a specific credit risk to the buyer. A surplus note is a subordinated debt obligation that often qualifies as a surplus (the U.S. statutory equivalent of equity) by some of the U.S. state insurance regulators. Interest payments on surplus notes are made after all other contractual payments are made. The following table presents the effect of unconditional netting.

As at June 30, 2018	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments presented in the Consolidated Statements of Financial Position
Credit linked note(1)	$572	$(572)	$-
Variable surplus note	(572)	572	-
As at December 31, 2017	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments presented in the Consolidated Statements of Financial Position
Credit linked note(1)	$461	$(461)	$-
Variable surplus note	(461)	461	-

(1)
In 2017, the Company entered into a twenty-year financing facility agreement with a third party, agreeing to issue variable surplus notes in exchange for an equal amount of credit linked notes. These notes are held to support John Hancock Life Insurance Company (USA) ("JHUSA") excess reserves under U.S. National Association of Insurance Commissioners' Model Regulation XXX. In certain scenarios, the credit linked note will be drawn upon by the Company and in return the Company will issue fixed surplus notes equal to the draw payment received. The third party has agreed to fund any such payment under the credit-linked notes in return for a fee. As at June 30, 2018, the Company had nil fixed surplus notes outstanding.

Note 7	Long-Term Debt

(a)	Carrying value of long-term debt instruments

				June 30,	December 31,
As at	Issue date	Maturity date	Par value	2018	2017
4.70% Senior notes(1)	June 23, 2016	June 23, 2046	US$1,000	$1,308	$1,246
5.375% Senior notes(1)	March 4, 2016	March 4, 2046	US$750	975	928
3.527% Senior notes(1)	December 2, 2016	December 2, 2026	US$270	355	338
4.150% Senior notes(1)	March 4, 2016	March 4, 2026	US$1,000	1,308	1,246
4.90% Senior notes(1)	September 17, 2010	September 17, 2020	US$500	657	626
5.505% Medium term notes(2)	June 26, 2008	June 26, 2018	$400	-	400
Total				$4,603	$4,784
(1)
These U.S. dollar senior notes have been designated as hedges of the Company's net investment in its U.S. operations and reduces the earnings volatility that would otherwise arise from the re-measurement of these senior notes into Canadian dollars.

(2)	On June 26, 2018, the 5.505% Medium term notes matured.

Manulife Financial Corporation – Second Quarter 2018

(b)	Fair value measurement
Fair value of a long-term debt instrument is determined using quoted market prices where available (Level 1). When quoted market prices are not available fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).
Long-term debt is measured at amortized cost in the Consolidated Statements of Financial Position. As at June 30, 2018, fair value of long-term debt was $4,748 (December 31, 2017 – $5,186). Long-term debt was categorized in Level 2 of the fair value hierarchy (December 31, 2017 – Level 2).

Note 8	Capital Instruments

(a)	Carrying value of capital instruments

As at	Issue date	Earliest par redemption date	Maturity date	Par value	June 30, 2018	December 31 2017
7.535% MFCT II Senior debenture notes	July 10, 2009	December 31, 2019	December 31, 2108	$1,000	$1,000	$1,000
JHFC Subordinated notes	December 14, 2006	n/a	December 15, 2036	$650	647	647
4.061% MFC Subordinated notes	February 24, 2017	February 24, 2027	February 24, 2032	US$750	982	935
3.00% MFC Subordinated notes	November 21, 2017	November 21, 2024	November 21, 2029	S$500	480	467
3.049% MFC Subordinated debentures	August 18, 2017	August 20, 2024	August 20, 2029	$750	746	746
3.317% MFC Subordinated debentures(1)	May 9, 2018	May 9, 2023	May 9, 2028	$600	597	-
3.181% MLI Subordinated debentures	November 20, 2015	November 22, 2022	November 22, 2027	$1,000	997	996
3.85% MFC Subordinated notes	May 25, 2016	May 25, 2021	May 25, 2026	S$500	481	467
2.389% MLI Subordinated debentures	June 1, 2015	January 5, 2021	January 5, 2026	$350	349	349
2.10% MLI Subordinated debentures	March 10, 2015	June 1, 2020	June 1, 2025	$750	749	748
2.64% MLI Subordinated debentures	December 1, 2014	January 15, 2020	January 15, 2025	$500	499	499
2.811% MLI Subordinated debentures	February 21, 2014	February 21, 2019	February 21, 2024	$500	500	499
7.375% JHUSA Surplus notes	February 25, 1994	n/a	February 15, 2024	US$450	611	584
2.926% MLI Subordinated debentures	November 29, 2013	November 29, 2018	November 29, 2023	$250	250	250
2.819% MLI Subordinated debentures(2)	February 25, 2013	February 26, 2018	February 26, 2023	$200	-	200
Total					$8,888	$8,387

(1)
Issued by MFC during the year, interest is payable semi-annually. After May 9, 2023, the interest rate will reset to equal the 90-day Banker's Acceptance rate plus 0.78%. With regulatory approval, MFC may redeem the debentures, in whole, or in part, on or after May 9, 2023, at a redemption price equal to par, together with accrued and unpaid interest.

(2)	MLI redeemed in full the 2.819% subordinated debentures at par, on February 26, 2018, the earliest par redemption date.
(b)	Fair value measurement
Fair value of capital instruments is determined using quoted market prices where available (Level 1). When quoted market prices are not available fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).
Capital instruments are measured at amortized cost in the Consolidated Statements of Financial Position. As at June 30, 2018, the fair value of capital instruments was $8,983 (December 31, 2017 – $8,636). Capital instruments were categorized in Level 2 of the fair value hierarchy (December 31, 2017 – Level 2).

Note 9	Share Capital and Earnings Per Share

(a)	Preferred shares
The changes in issued and outstanding preferred shares are as follows.

	2018		2017
For the periods ended June 30,	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Balance, January 1	146	$3,577	146	$3,577
Issued, Class 1 shares, Series 25(1)	10	250	-	-
Issuance costs, net of tax	-	(5)	-	-
Balance, June 30	156	$3,822	146	$3,577

(1)	On February 20, 2018, MFC issued 10 million of Non-Cumulative Rate Reset Class 1 Shares Series 25 at a price of $25 per share for gross proceeds of $250.

Manulife Financial Corporation – Second Quarter 2018

The following table presents additional information on the preferred shares outstanding as at June 30, 2018.

As at June 30, 2018	Issue date	Annual dividend rate(1)	Earliest redemption date(2)	Number of shares (in millions)	Face amount	Net amount(3)
Class A preferred shares
Series 2	February 18, 2005	4.65%	n/a	14	$350	$344
Series 3	January 3, 2006	4.50%	n/a	12	300	294
Class 1 preferred shares
Series 3(4),(5)	March 11, 2011	2.178%	June 19, 2021	6	158	155
Series 4	June 20, 2016	floating(6)	n/a	2	42	41
Series 5(4),(5)	December 6, 2011	3.891%	December 19, 2021	8	200	195
Series 7(4),(5)	February 22, 2012	4.312%	March 19, 2022	10	250	244
Series 9(4),(5)	May 24, 2012	4.351%	September 19, 2022	10	250	244
Series 11(4),(5),(7)	December 4, 2012	4.731%	March 19, 2023	8	200	196
Series 13(4),(5)	June 21, 2013	3.80%	September 19, 2018	8	200	196
Series 15(4),(5)	February 25, 2014	3.90%	June 19, 2019	8	200	195
Series 17(4),(5)	August 15, 2014	3.90%	December 19, 2019	14	350	343
Series 19(4),(5)	December 3, 2014	3.80%	March 19, 2020	10	250	246
Series 21(4),(5)	February 25, 2016	5.60%	June 19, 2021	17	425	417
Series 23(4),(5)	November 22, 2016	4.85%	March 19, 2022	19	475	467
Series 25(4),(5)	February 20, 2018	4.70%	June 19, 2023	10	250	245
Total				156	$3,900	$3,822

(1)	Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors.
(2)
Redemption of all preferred shares is subject to regulatory approval. MFC may redeem each series, in whole or in part, at par, on the earliest redemption date or every five years thereafter, with the exception of Class A Series 2, Class A Series 3 and Class 1 Series 4 preferred shares. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these shares, in whole or in part, at par at any time, subject to regulatory approval, as noted. MFC may redeem the Class 1 Series 4, in whole or in part, at any time, at $25.00 per share if redeemed on June 19, 2021 and on June 19 every five years thereafter, or at $25.50 per share if redeemed on any other date after June 19, 2016, subject to regulatory approval, as noted.

(3)	Net of after-tax issuance costs.
(4)
On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 shares is: Series 3 – 1.41%, Series 5 – 2.90%, Series 7 – 3.13%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%, Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30%, Series 21 – 4.97%, Series 23 – 3.83% and Series 25 – 2.55%.

(5)
On the earliest redemption date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three-month Government of Canada Treasury bill yield plus the rate specified in footnote 4 above.

(6)	The floating dividend rate for the Class 1 Shares Series 4 will equal the three-month Government of Canada Treasury bill yield plus 1.41%.
(7)
MFC did not exercise its right to redeem all or any of the outstanding Class 1 Shares Series 11 on March 19, 2018 (the earliest redemption date). Dividend rate for Class 1 Shares Series 11 was reset as specified in footnote 4 above to an annual fixed rate of 4.731% for a five-year period commencing on March 20, 2018.

(b)	Common shares
As at June 30, 2018, there were 25 million outstanding stock options and deferred share units that entitle the holder to receive common shares or payment in cash or common shares, at the option of the holder (December 31, 2017 – 27 million).

For the	six months ended	year ended
Number of common shares (in millions)	June 30, 2018	December 31, 2017
Balance, beginning of period	1,982	1,975
Issued on exercise of stock options and deferred share units	2	7
Balance, end of period	1,984	1,982

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.

	three months ended		six months ended
For the	June 30,		June 30,
(in millions)	2018	2017	2018	2017
Weighted average number of common shares	1,984	1,977	1,983	1,976
Dilutive stock-based awards(1)	5	7	6	8
Weighted average number of diluted common shares	1,989	1,984	1,989	1,984

(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

Manulife Financial Corporation – Second Quarter 2018

(c)	Earnings per share
The following table presents basic and diluted earnings per common share of the Company.

	three months ended		six months ended
For the	June 30,		June 30,
	2018	2017	2018	2017
Basic earnings per common share	$0.61	$0.62	$1.29	$1.28
Diluted earnings per common share	0.61	0.61	1.28	1.27

Note 10	Revenue from Service Contracts

The Company provides investment management services, administrative services, distribution and related services to proprietary and third-party investment funds, retirement plans, group benefit plans and other arrangements. The Company also provides real estate management services to tenants of the Company's investment properties.
The Company's service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer.
The Company's performance obligations within service arrangements are generally satisfied over time as the customer simultaneously receives and consumes the benefits of the services rendered, measured using an output method. Fees typically include variable consideration and the related revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved.
Asset based fees vary with asset values of accounts under management, subject to market conditions and investor behaviors beyond the Company's control. Transaction processing and administrative fees vary with activity volume, also beyond the Company's control. Some fees, including distribution fees, are based on account balances and transaction volume. Fees related to account values and transaction volumes are measured daily. Real estate management service fees include fixed portions plus recovery of variable costs of services rendered to tenants. Fees related to services provided are generally recognized as services are rendered, which is when it becomes highly probable that no significant reversal of cumulative revenue recognized will occur. The Company has determined that its service contracts have no significant financing components as fees are collected monthly.
The following tables present revenue from service contracts by service lines and reporting segments (refer to note 13) for the three months ended June 30, 2018 and 2017.

For the three months ended June 30, 2018	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$113	$215	$96	$816	$(54)	$1,186
Transaction processing, administration, and service fees	49	46	54	378	-	527
Distribution fees and other	35	10	123	166	2	336
Total included in other revenue	197	271	273	1,360	(52)	2,049
Real estate management services reported in net investment income	10	40	43	-	3	96
Total	$207	$311	$316	$1,360	$(49)	$2,145

For the three months ended June 30, 2017	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$133	$216	$107	$778	$(63)	$1,171
Transaction processing, administration, and service fees	30	46	55	356	1	488
Distribution fees and other	50	8	114	167	-	339
Total included in other revenue	213	270	276	1,301	(62)	1,998
Real estate management services reported in net investment income	5	41	61	-	1	108
Total	$218	$311	$337	$1,301	$(61)	$2,106

Manulife Financial Corporation – Second Quarter 2018

The following tables present revenue from service contracts by service lines and reporting segments (refer to note 13) for the six months ended June 30, 2018 and 2017.

For the six months ended June 30, 2018	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$230	$429	$189	$1,621	$(112)	$2,357
Transaction processing, administration, and service fees	98	93	106	740	2	1,039
Distribution fees and other	82	13	274	343	(8)	704
Total included in other revenue	410	535	569	2,704	(118)	4,100
Real estate management services reported in net investment income	17	81	73	-	4	175
Total	$427	$616	$642	$2,704	$(114)	$4,275

For the six months ended June 30, 2017	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$231	$425	$213	$1,522	$(124)	$2,267
Transaction processing, administration, and service fees	100	94	110	701	2	1,007
Distribution fees and other	76	20	292	335	(28)	695
Total included in other revenue	407	539	615	2,558	(150)	3,969
Real estate management services reported in net investment income	8	84	105	-	2	199
Total	$415	$623	$720	$2,558	$(148)	$4,168

Service Contract Balances
Timing differences between revenue recognition and cash collections result in receivables from service contracts which are not significant. Amounts due to the Company primarily consist of fees deducted from funds under management by the Company. They are generally billed and collected within a short period and are not subject to conditions other than the passage of time. Fees are generally not collected in advance of performance. The Company has no significant contract assets or contract liabilities.

Note 11	Employee Future Benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and retiree welfare plans for eligible employees and agents. Information about the cost of the Company's material pension and retiree welfare plans in the U.S. and Canada is as follows.

	Pension plans		Retiree welfare plans
For the three months ended June 30,	2018	2017	2018	2017
Defined benefit current service cost	$11	$13	$-	$-
Defined benefit administrative expenses	1	1	1	1
Service cost	12	14	1	1
Interest on net defined benefit (asset) liability	3	5	-	-
Defined benefit cost	15	19	1	1
Defined contribution cost	22	19	-	-
Net benefit cost	$37	$38	$1	$1
	Pension plans		Retiree welfare plans
For the six months ended June 30,	2018	2017	2018	2017
Defined benefit current service cost	$21	$26	$-	$-
Defined benefit administrative expenses	3	2	1	1
Past service cost amendment(1)	8	-	-	-
Service cost	32	28	1	1
Interest on net defined benefit (asset) liability	6	9	1	1
Defined benefit cost	38	37	2	2
Defined contribution cost	44	41	-	-
Net benefit cost	$82	$78	$2	$2

Past service cost amendment includes $8, reflecting a surplus sharing agreement between the Company and certain legacy employees in Canada, which received regulatory approval in 2018.

Manulife Financial Corporation – Second Quarter 2018

Note 12	Commitments and Contingencies

(a)	Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions where the Company is a party ordinarily relate to its activities as a provider of insurance protection or wealth management products, reinsurance, or its capacity as an investment adviser, employer, or taxpayer.  Other life insurers and asset managers, operating in the jurisdictions in which the Company does business, have been subject to a wide variety of other types of actions, some of which resulted in substantial judgments or settlements against the defendants; it is possible that the Company may become involved in similar actions in the future. In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.
A class action against John Hancock Life Insurance Company (U.S.A.) ("JHUSA") is pending in the U.S. District Court for the Southern District of New York in which claims are made that JHUSA breached, and continues to breach, the contractual terms of certain universal life policies issued between approximately 1990 and 2006 by including impermissible charges in its cost of insurance ("COI") calculations and certain other Rider charges. The Company believes that its COI calculations have been, and continue to be, in accordance with the terms of the policies.  In May 2018, the parties agreed to the financial terms of a settlement in the amount of US$91.25 million. A fairness hearing seeking preliminary approval of the settlement will be scheduled for August 2018. A similar class action based on the same policy language in dispute in the case pending in New York had been pending in California. The parties have settled all claims alleged in the California action. On May 8, 2018, the court granted final approval of the settlement, and the settlement amount of US$59.75 million has been paid. In June 2018, a class action was initiated against JHUSA and John Hancock Life Insurance Company of New York in the U.S. District Court for the Southern District of New York on behalf of owners of Performance universal life policies issued between 2003 and 2009 whose policies are subject to a COI increase announced in 2018. A responsive pleading is due in August 2018. It is too early to assess the range of potential outcomes for this lawsuit.
(b)	Guarantees
(I)	Guarantees regarding Manulife Finance (Delaware), L.P. ("MFLP")
MFC has guaranteed the payment of amounts on the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly-owned unconsolidated partnership.
(II)	Guarantees regarding The Manufacturers Life Insurance Company
On January 29, 2007, MFC provided a subordinated guarantee, as amended and restated on January 13, 2017, of Class A Shares and Class B Shares of MLI and any other class of preferred shares that rank in parity with Class A Shares or Class B Shares of MLI. For the following subordinated debentures issued by MLI, MFC has provided a subordinated guarantee on the day of issuance: $250 issued on November 29, 2013; $500 issued on February 21, 2014; $500 issued on December 1, 2014; $750 issued on March 10, 2015; $350 issued on June 1, 2015; and $1,000 issued on November 20, 2015.

Manulife Financial Corporation – Second Quarter 2018

The following table sets forth certain condensed consolidated financial information for MFC and MFLP.
Condensed Consolidated Statements of Income Information

For the three months ended June 30, 2018	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$145	$13,681	$146	$(303)	$13,669	$15
Net income (loss) attributed to shareholders	1,262	1,335	(141)	(1,194)	1,262	5
For the three months ended June 30, 2017	MFC (Guarantor)	MLI consolidated(1)	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$72	$16,615	$90	$(184)	$16,593	$6
Net income (loss) attributed to shareholders	1,255	1,339	(86)	(1,253)	1,255	(2)
For the six months ended June 30, 2018	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$152	$22,439	$151	$(327)	$22,415	$32
Net income (loss) attributed to shareholders	2,634	2,781	(146)	(2,635)	2,634	12
For the six months ended June 30, 2017	MFC (Guarantor)	MLI consolidated(1)	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$85	$30,167	$90	$(199)	$30,143	$14
Net income (loss) attributed to shareholders	2,605	2,745	(86)	(2,659)	2,605	(2)
(1)
During 2017, MLI acquired John Hancock Reassurance Company Ltd. ("JHRECO") from MFC. MLI has restated its historical IFRS financial statements to reflect the combined accounts of MLI and JHRECO on a retroactive basis.

Condensed Consolidated Statements of Financial Position Information

As at June 30, 2018	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$20	$348,944	$10	$-	$348,974	$17
Total other assets	73,860	73,098	40,154	(115,856)	71,256	1,043
Segregated funds net assets	-	331,995	-	-	331,995	-
Insurance contract liabilities	-	315,473	-	-	315,473	-
Investment contract liabilities	-	3,201	-	-	3,201	-
Segregated funds net liabilities	-	331,995	-	-	331,995	-
Total other liabilities	29,736	48,907	40,297	(62,702)	56,238	833
As at December 31, 2017	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$21	$334,191	$10	$-	$334,222	$5
Total other assets	48,688	71,180	4	(48,868)	71,004	1,033
Segregated funds net assets	-	324,307	-	-	324,307	-
Insurance contract liabilities	-	304,605	-	-	304,605	-
Investment contract liabilities	-	3,126	-	-	3,126	-
Segregated funds net liabilities	-	324,307	-	-	324,307	-
Total other liabilities	7,696	48,145	-	(509)	55,332	831

(III)	Guarantees regarding John Hancock Life Insurance Company (U.S.A.) ("JHUSA")
Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 15.

Note 13	Segment and Geographic Reporting

Effective January 1, 2018, the Company redefined its reporting segments. Refer to note 2. Prior period amounts have been restated to reflect the changes.

Manulife Financial Corporation – Second Quarter 2018

The Company's reporting segments are Asia, Canada, U.S., Global WAM and Corporate and Other. Each reporting segment is responsible for managing its operating results, developing products, defining strategies for services and distribution based on the profile and needs of its business and market.  The Company's significant product and service offerings are shown below.
Wealth and asset management businesses (Global WAM) – include mutual funds and exchange traded funds, group retirement and savings products, and institutional asset management services across all major asset classes. These products and services are distributed through multiple distribution channels, including agents and brokers affiliated with the Company, independent securities brokerage firms and financial advisors pension plan consultants and banks.
Insurance and annuity products (Asia, Canada and U.S.) – includes a variety of individual life insurance, individual and group long-term care insurance and guaranteed and partially guaranteed annuity products. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing. Manulife Bank of Canada offers a variety of deposit and credit products to Canadian customers.
Corporate and Other Segment – comprised of investment performance on assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); financing costs; Property and Casualty ("P&C") Reinsurance Business; as well as run-off reinsurance operations including variable annuities and accident and health.
(a)	By Segment

For the three months ended				Global	Corporate
June 30, 2018	Asia	Canada	U.S.	WAM	and Other	Total
Revenue
Premium income
Life and health insurance	$3,467	$2,672	$1,465	$-	$24	$7,628
Annuities and pensions	853	109	164	-	-	1,126
Net premium income	4,320	2,781	1,629	-	24	8,754
Net investment income	203	1,354	464	(2)	(68)	1,951
Other revenue	414	362	889	1,361	(62)	2,964
Total revenue	4,937	4,497	2,982	1,359	(106)	13,669
Contract benefits and expenses
Life and health insurance	2,499	2,900	1,287	-	(10)	6,676
Annuities and pensions	785	145	113	14	-	1,057
Net benefits and claims	3,284	3,045	1,400	14	(10)	7,733
Interest expense	45	110	13	1	149	318
Other expenses	1,122	749	798	1,081	333	4,083
Total contract benefits and expenses	4,451	3,904	2,211	1,096	472	12,134
Income (loss) before income taxes	486	593	771	263	(578)	1,535
Income tax recovery (expense)	(96)	(85)	(141)	(30)	106	(246)
Net income (loss)	390	508	630	233	(472)	1,289
Less net income (loss) attributed to:
Non-controlling interests	65	-	-	-	2	67
Participating policyholders	(38)	(2)	-	-	-	(40)
Net income (loss) attributed to shareholders	$363	$510	$630	$233	$(474)	$1,262

Manulife Financial Corporation – Second Quarter 2018

For the three months ended				Global	Corporate
June 30, 2017	Asia	Canada	U.S.	WAM	and Other	Total
Revenue
Premium income
Life and health insurance	$3,250	$1,096	$1,672	$-	$22	$6,040
Annuities and pensions	616	109	209	-	-	934
Net premium income	3,866	1,205	1,881	-	22	6,974
Net investment income	1,289	1,461	3,989	16	(8)	6,747
Other revenue	277	539	801	1,299	(44)	2,872
Total revenue	5,432	3,205	6,671	1,315	(30)	16,593
Contract benefits and expenses
Life and health insurance	3,072	1,343	4,136	-	6	8,557
Annuities and pensions	530	1,115	702	24	-	2,371
Net benefits and claims	3,602	2,458	4,838	24	6	10,928
Interest expense	42	67	14	-	156	279
Other expenses	1,102	736	828	1,039	63	3,768
Total contract benefits and expenses	4,746	3,261	5,680	1,063	225	14,975
Income (loss) before income taxes	686	(56)	991	252	(255)	1,618
Income tax recovery (expense)	(112)	70	(309)	(51)	98	(304)
Net income (loss)	574	14	682	201	(157)	1,314
Less net income (loss) attributed to:
Non-controlling interests	59	-	-	-	2	61
Participating policyholders	7	(9)	-	-	-	(2)
Net income (loss) attributed to shareholders	$508	$23	$682	$201	$(159)	$1,255

As at and for the six months ended				Global	Corporate
June 30, 2018	Asia	Canada	U.S.	WAM	and Other	Total
Revenue
Premium income
Life and health insurance	$7,208	$4,696	$2,977	$-	$47	$14,928
Annuities and pensions	1,598	238	315	-	-	2,151
Net premium income	8,806	4,934	3,292	-	47	17,079
Net investment income	(242)	2,033	(1,807)	1	(115)	(130)
Other revenue	678	724	1,516	2,705	(157)	5,466
Total revenue	9,242	7,691	3,001	2,706	(225)	22,415
Contract benefits and expenses
Life and health insurance	5,090	4,639	133	-	1	9,863
Annuities and pensions	820	154	(241)	27	-	760
Net benefits and claims	5,910	4,793	(108)	27	1	10,623
Interest expense	88	201	24	1	290	604
Other expenses	2,232	1,491	1,640	2,162	414	7,939
Total contract benefits and expenses	8,230	6,485	1,556	2,190	705	19,166
Income (loss) before income taxes	1,012	1,206	1,445	516	(930)	3,249
Income tax recovery (expense)	(186)	(220)	(277)	(60)	160	(583)
Net income (loss)	826	986	1,168	456	(770)	2,666
Less net income (loss) attributed to:
Non-controlling interests	121	-	-	-	-	121
Participating policyholders	(106)	17	-	-	-	(89)
Net income (loss) attributed to shareholders	$811	$969	$1,168	$456	$(770)	$2,634
Total assets	$103,798	$220,887	$269,114	$136,663	$21,763	$752,225

Manulife Financial Corporation – Second Quarter 2018

As at and for the six months ended				Global	Corporate
June 30, 2017	Asia	Canada	U.S.	WAM	and Other	Total
Revenue
Premium income
Life and health insurance	$6,508	$2,185	$3,298	$-	$43	$12,034
Annuities and pensions	1,348	243	399	-	-	1,990
Net premium income	7,856	2,428	3,697	-	43	14,024
Net investment income	2,221	2,765	5,634	28	6	10,654
Other revenue	490	953	1,594	2,556	(128)	5,465
Total revenue	10,567	6,146	10,925	2,584	(79)	30,143
Contract benefits and expenses
Life and health insurance	6,131	2,824	7,544	-	15	16,514
Annuities and pensions	783	1,616	(282)	43	-	2,160
Net benefits and claims	6,914	4,440	7,262	43	15	18,674
Interest expense	81	137	14	-	306	538
Other expenses	2,162	1,541	1,653	2,075	145	7,576
Total contract benefits and expenses	9,157	6,118	8,929	2,118	466	26,788
Income (loss) before income taxes	1,410	28	1,996	466	(545)	3,355
Income tax recovery (expense)	(218)	81	(621)	(90)	198	(650)
Net income (loss)	1,192	109	1,375	376	(347)	2,705
Less net income (loss) attributed to:
Non-controlling interests	112	-	-	-	3	115
Participating policyholders	27	(42)	-	-	-	(15)
Net income (loss) attributed to shareholders	$1,053	$151	$1,375	$376	$(350)	$2,605
Total assets	$91,860	$215,894	$265,252	$131,054	$21,686	$725,746

(b)	By Geographic Location
For the three months ended
June 30, 2018	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$3,485	$2,570	$1,466	$107	$7,628
Annuities and pensions	853	109	164	-	1,126
Net premium income	4,338	2,679	1,630	107	8,754
Net investment income	206	1,450	227	68	1,951
Other revenue	632	716	1,604	12	2,964
Total revenue	$5,176	$4,845	$3,461	$187	$13,669

For the three months ended
June 30, 2017	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$3,271	$974	$1,673	$122	$6,040
Annuities and pensions	616	109	209	-	934
Net premium income	3,887	1,083	1,882	122	6,974
Net investment income	1,324	1,526	3,929	(32)	6,747
Other revenue	450	873	1,519	30	2,872
Total revenue	$5,661	$3,482	$7,330	$120	$16,593

Manulife Financial Corporation – Second Quarter 2018

For the six months ended
June 30, 2018	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$7,244	$4,488	$2,978	$218	$14,928
Annuities and pensions	1,598	238	315	-	2,151
Net premium income	8,842	4,726	3,293	218	17,079
Net investment income	(214)	2,210	(2,213)	87	(130)
Other revenue	1,100	1,449	2,909	8	5,466
Total revenue	$9,728	$8,385	$3,989	$313	$22,415

For the six months ended
June 30, 2017	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$6,547	$1,954	$3,299	$234	$12,034
Annuities and pensions	1,348	243	399	-	1,990
Net premium income	7,895	2,197	3,698	234	14,024
Net investment income	2,324	2,827	5,490	13	10,654
Other revenue	816	1,591	3,043	15	5,465
Total revenue	$11,035	$6,615	$12,231	$262	$30,143

Note 14	Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided the opportunity to invest in different categories of segregated funds that respectively hold a range of underlying investments. The underlying investments of the segregated funds consist of both individual securities and mutual funds (collectively "net assets").
The carrying value and change in segregated funds net assets are as follows.

As at	June 30, 2018	December 31, 2017
Investments at market value
Cash and short-term securities	$3,246	$4,756
Debt securities	15,598	15,472
Equities	12,496	12,624
Mutual funds	297,039	288,007
Other investments	4,644	4,514
Accrued investment income	184	201
Other assets and liabilities, net	(698)	(766)
Total segregated funds net assets	$332,509	$324,808
Composition of segregated funds net assets
Held by policyholders	$331,995	$324,307
Held by the Company	514	501
Total segregated funds net assets	$332,509	$324,808

Manulife Financial Corporation – Second Quarter 2018

Changes in segregated funds net assets

	three months ended June 30,		six months ended June 30,
For the	2018	2017	2018	2017
Net policyholder cash flow
Deposits from policyholders	$9,872	$8,544	$19,600	$18,176
Net transfers to general fund	(362)	(359)	(729)	(600)
Payments to policyholders	(11,896)	(11,031)	(23,201)	(22,863)
	(2,386)	(2,846)	(4,330)	(5,287)
Investment related
Interest and dividends	1,048	905	1,956	1,844
Net realized and unrealized investment gains (losses)	4,392	7,197	2,053	19,055
	5,440	8,102	4,009	20,899
Other
Management and administration fees	(1,319)	(1,108)	(2,301)	(2,347)
Impact of changes in foreign exchange rates	4,263	(6,001)	10,323	(7,164)
	2,944	(7,109)	8,022	(9,511)
Net additions (deductions)	5,998	(1,853)	7,701	6,101
Segregated funds net assets, beginning of period	326,511	323,662	324,808	315,708
Segregated funds net assets, end of period	$332,509	$321,809	$332,509	$321,809

Segregated funds' assets may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products. Accordingly, the Company's exposure to loss from segregated fund products is limited to the value of these guarantees.
These guarantee liabilities are recorded within the Company's insurance contract liabilities. Assets supporting these guarantees are recognized in invested assets according to their investment type. The "Risk Management and Risk Factors" section of the Company's Second Quarter 2018 Management Discussion and Analysis provides information regarding the risks associated with variable annuity and segregated fund guarantees.

Manulife Financial Corporation – Second Quarter 2018

Note 15	Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidating financial information presented in accordance with IFRS, has been included in these Interim Consolidated Financial Statements with respect to JHUSA in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the "Commission"). These financial statements are (i) incorporated by reference in the registration statements of MFC and JHUSA that relate to MFC's guarantee of certain securities to be issued by JHUSA and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA. For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 23 to the Company's 2017 Annual Consolidated Financial Statements.
Condensed Consolidated Statement of Financial Position

As at June 30, 2018	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$20	$110,386	$238,943	$(375)	$348,974
Investments in unconsolidated subsidiaries	53,204	7,014	35,781	(95,999)	-
Reinsurance assets	-	50,541	8,632	(27,877)	31,296
Other assets	20,656	17,284	63,761	(61,741)	39,960
Segregated funds net assets	-	181,173	152,505	(1,683)	331,995
Total assets	$73,880	$366,398	$499,622	$(187,675)	$752,225
Liabilities and equity
Insurance contract liabilities	$-	$149,644	$194,324	$(28,495)	$315,473
Investment contract liabilities	-	1,169	2,034	(2)	3,201
Other liabilities	21,846	18,019	64,493	(61,611)	42,747
Long-term debt	4,603	-	-	-	4,603
Capital instruments	3,287	612	24,989	(20,000)	8,888
Segregated funds net liabilities	-	181,173	152,505	(1,683)	331,995
Shareholders' equity	44,144	15,781	60,103	(75,884)	44,144
Participating policyholders' equity	-	-	132	-	132
Non-controlling interests	-	-	1,042	-	1,042
Total liabilities and equity	$73,880	$366,398	$499,622	$(187,675)	$752,225

Condensed Consolidated Statement of Financial Position

As at December 31, 2017	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$21	$108,144	$226,421	$(364)	$334,222
Investments in unconsolidated subsidiaries	48,374	6,509	14,999	(69,882)	-
Reinsurance assets	-	49,927	8,281	(27,849)	30,359
Other assets	314	18,678	40,715	(19,062)	40,645
Segregated funds net assets	-	176,139	149,812	(1,644)	324,307
Total assets	$48,709	$359,397	$440,228	$(118,801)	$729,533
Liabilities and equity
Insurance contract liabilities	$-	$147,155	$185,884	$(28,434)	$304,605
Investment contract liabilities	-	1,130	1,998	(2)	3,126
Other liabilities	297	19,399	41,395	(18,930)	42,161
Long-term debt	4,784	-	-	-	4,784
Capital instruments	2,615	584	5,188	-	8,387
Segregated funds net liabilities	-	176,139	149,812	(1,644)	324,307
Shareholders' equity	41,013	14,990	54,801	(69,791)	41,013
Participating policyholders' equity	-	-	221	-	221
Non-controlling interests	-	-	929	-	929
Total liabilities and equity	$48,709	$359,397	$440,228	$(118,801)	$729,533

Manulife Financial Corporation – Second Quarter 2018

Condensed Consolidated Statement of Income

For the three months ended
June 30, 2018	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$1,200	$7,554	$-	$8,754
Net investment income (loss)	145	315	1,823	(332)	1,951
Net other revenue	-	679	2,428	(143)	2,964
Total revenue	145	2,194	11,805	(475)	13,669
Contract benefits and expenses
Net benefits and claims	-	1,207	6,276	250	7,733
Commissions, investment and general expenses	9	873	3,479	(396)	3,965
Other expenses	97	67	601	(329)	436
Total contract benefits and expenses	106	2,147	10,356	(475)	12,134
Income (loss) before income taxes	39	47	1,449	-	1,535
Income tax (expense) recovery	(10)	21	(257)	-	(246)
Income (loss) after income taxes	29	68	1,192	-	1,289
Equity in net income (loss) of unconsolidated subsidiaries	1,233	229	297	(1,759)	-
Net income (loss)	$1,262	$297	$1,489	$(1,759)	$1,289
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$67	$-	$67
Participating policyholders	-	(35)	(40)	35	(40)
Shareholders	1,262	332	1,462	(1,794)	1,262
	$1,262	$297	$1,489	$(1,759)	$1,289

Condensed Consolidated Statement of Income

For the three months ended
June 30, 2017	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$875	$6,101	$(2)	$6,974
Net investment income (loss)	70	3,149	3,784	(256)	6,747
Net other revenue	2	1,028	3,396	(1,554)	2,872
Total revenue	72	5,052	13,281	(1,812)	16,593
Contract benefits and expenses
Net benefits and claims	-	4,180	7,492	(744)	10,928
Commissions, investment and general expenses	2	749	3,731	(808)	3,674
Other expenses	93	62	478	(260)	373
Total contract benefits and expenses	95	4,991	11,701	(1,812)	14,975
Income (loss) before income taxes	(23)	61	1,580	-	1,618
Income tax (expense) recovery	6	43	(353)	-	(304)
Income (loss) after income taxes	(17)	104	1,227	-	1,314
Equity in net income (loss) of unconsolidated subsidiaries	1,272	322	426	(2,020)	-
Net income (loss)	$1,255	$426	$1,653	$(2,020)	$1,314
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$61	$-	$61
Participating policyholders	-	13	(2)	(13)	(2)
Shareholders	1,255	413	1,594	(2,007)	1,255
	$1,255	$426	$1,653	$(2,020)	$1,314

Manulife Financial Corporation – Second Quarter 2018

Condensed Consolidated Statement of Income

For the six months ended
June 30, 2018	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$2,351	$14,728	$-	$17,079
Net investment income (loss)	152	(1,781)	1,850	(351)	(130)
Net other revenue	-	1,101	3,899	466	5,466
Total revenue	152	1,671	20,477	115	22,415
Contract benefits and expenses
Net benefits and claims	-	(616)	9,938	1,301	10,623
Commissions, investment and general expenses	12	1,682	6,865	(832)	7,727
Other expenses	189	117	864	(354)	816
Total contract benefits and expenses	201	1,183	17,667	115	19,166
Income (loss) before income taxes	(49)	488	2,810	-	3,249
Income tax (expense) recovery	13	(61)	(535)	-	(583)
Income (loss) after income taxes	(36)	427	2,275	-	2,666
Equity in net income (loss) of unconsolidated subsidiaries	2,670	471	898	(4,039)	-
Net income (loss)	$2,634	$898	$3,173	$(4,039)	$2,666
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$121	$-	$121
Participating policyholders	-	(1)	(89)	1	(89)
Shareholders	2,634	899	3,141	(4,040)	2,634
	$2,634	$898	$3,173	$(4,039)	$2,666

Condensed Consolidated Statement of Income

For the six months ended
June 30, 2017	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidate MFC
Revenue
Net premium income	$-	$2,170	$11,856	$(2)	$14,024
Net investment income (loss)	82	4,282	6,649	(359)	10,654
Net other revenue	3	1,674	5,526	(1,738)	5,465
Total revenue	85	8,126	24,031	(2,099)	30,143
Contract benefits and expenses
Net benefits and claims	-	6,441	12,759	(526)	18,674
Commissions, investment and general expenses	3	1,541	7,075	(1,223)	7,396
Other expenses	180	101	787	(350)	718
Total contract benefits and expenses	183	8,083	20,621	(2,099)	26,788
Income (loss) before income taxes	(98)	43	3,410	-	3,355
Income tax (expense) recovery	26	101	(777)	-	(650)
Income (loss) after income taxes	(72)	144	2,633	-	2,705
Equity in net income (loss) of unconsolidated subsidiaries	2,677	637	781	(4,095)	-
Net income (loss)	$2,605	$781	$3,414	$(4,095)	$2,705
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$115	$-	$115
Participating policyholders	-	(1)	(15)	1	(15)
Shareholders	2,605	782	3,314	(4,096)	2,605
	$2,605	$781	$3,414	$(4,095)	$2,705

Manulife Financial Corporation – Second Quarter 2018

Consolidated Statement of Cash Flows
For the six months ended June 30, 2018	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$2,634	$898	$3,173	$(4,039)	$2,666
Adjustments:
Equity in net income of unconsolidated subsidiaries	(2,670)	(471)	(898)	4,039	-
Increase (decrease) in insurance contract liabilities	-	(4,931)	3,753	-	(1,178)
Increase (decrease) in investment contract liabilities	-	27	52	-	79
(Increase) decrease in reinsurance assets	-	1,683	(1,229)	-	454
Amortization of (premium) discount on invested assets	-	35	78	-	113
Other amortization	2	54	253	-	309
Net realized and unrealized (gains) losses and impairment on assets	(4)	4,278	2,508	-	6,782
Deferred income tax expense (recovery)	(13)	17	65	-	69
Restructuring charge	-	64	136	-	200
Stock option expense	-	-	4	-	4
Cash provided by (used in) operating activities before undernoted items	(51)	1,654	7,895	-	9,498
Dividends from unconsolidated subsidiary	-	3	777	(780)	-
Changes in policy related and operating receivables and payables	(81)	(1,056)	448	-	(689)
Cash provided by (used in) operating activities	(132)	601	9,120	(780)	8,809
Investing activities
Purchases and mortgage advances	-	(19,991)	(31,840)	-	(51,831)
Disposals and repayments	-	20,032	23,345	-	43,377
Changes in investment broker net receivables and payables	-	(228)	322	-	94
Investment in common shares of subsidiaries	(850)	-	-	850	-
Capital contribution to unconsolidated subsidiaries	-	(2)	-	2	-
Return of capital from unconsolidated subsidiaries	-	70	-	(70)	-
Notes receivable from parent	-	-	(21,800)	21,800	-
Notes receivable from subsidiaries	(20,354)	(79)	-	20,433	-
Cash provided by (used in) investing activities	(21,204)	(198)	(29,973)	43,015	(8,360)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	-	-	48	-	48
Redemption of long-term debt	(400)	-	-	-	(400)
Issue of capital instruments, net	597	-	-	-	597
Redemption of capital instruments	-	-	(200)	-	(200)
Changes in deposits from Bank clients, net	-	-	966	-	966
Shareholders' dividends paid in cash	(949)	-	-	-	(949)
Dividends paid to parent	-	(777)	(3)	780	-
Contributions from (distributions to) non-controlling interests, net	-	-	(6)	-	(6)
Common shares issued, net	42	-	850	(850)	42
Preferred shares issued, net	245	-	-	-	245
Capital contributions by parent	-	-	2	(2)	-
Return of capital to parent	-	-	(70)	70	-
Notes payable to parent	-	-	20,433	(20,433)	-
Notes payable to subsidiaries	21,800	-	-	(21,800)	-
Cash provided by (used in) financing activities	21,335	(777)	22,020	(42,235)	343
Cash and short-term securities
Increase (decrease) during the period	(1)	(374)	1,167	-	792
Effect of foreign exchange rate changes on cash and short-term securities	-	201	285	-	486
Balance, beginning of period	21	3,638	11,439	-	15,098
Balance, end of period	20	3,465	12,891	-	16,376
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	21	4,133	11,811	-	15,965
Net payments in transit, included in other liabilities	-	(495)	(372)	-	(867)
Net cash and short-term securities, beginning of period	21	3,638	11,439	-	15,098
End of period
Gross cash and short-term securities	20	4,014	13,196	-	17,230
Net payments in transit, included in other liabilities	-	(549)	(305)	-	(854)
Net cash and short-term securities, end of period	$20	$3,465	$12,891	$-	$16,376
Supplemental disclosures on cash flow information:
Interest received	$136	$2,154	$3,385	$(320)	$5,355
Interest paid	173	45	678	(320)	576
Income taxes paid (received)	(58)	258	628	-	828

Manulife Financial Corporation – Second Quarter 2018

Consolidated Statement of Cash Flows

For the six months ended June 30, 2017	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$2,605	$781	$3,414	$(4,095)	$2,705
Adjustments:
Equity in net income of unconsolidated subsidiaries	(2,677)	(637)	(781)	4,095	-
Increase (decrease) in insurance contract liabilities	-	1,048	6,516	-	7,564
Increase (decrease) in investment contract liabilities	-	28	67	-	95
(Increase) decrease in reinsurance assets	-	2,055	202	-	2,257
Amortization of (premium) discount on invested assets	-	5	71	-	76
Other amortization	2	62	201	-	265
Net realized and unrealized (gains) losses and impairment on assets	(6)	(1,555)	(3,183)	-	(4,744)
Deferred income tax expense (recovery)	(23)	(313)	901	-	565
Stock option expense	-	(1)	11	-	10
Cash provided by (used in) operating activities before undernoted items	(99)	1,473	7,419	-	8,793
Dividends from unconsolidated subsidiary	-	10	338	(348)	-
Changes in policy related and operating receivables and payables	(92)	(751)	106	-	(737)
Cash provided by (used in) operating activities	(191)	732	7,863	(348)	8,056
Investing activities
Purchases and mortgage advances	-	(14,096)	(29,770)	-	(43,866)
Disposals and repayments	-	13,793	22,669	-	36,462
Changes in investment broker net receivables and payables	-	61	105	-	166
Investment in common shares of subsidiaries	(985)	-	-	985	-
Net cash decrease from purchase of subsidiaries and businesses	-	-	(10)	-	(10)
Capital contribution to unconsolidated subsidiaries	-	(58)	-	58	-
Return of capital from unconsolidated subsidiaries	-	5	-	(5)	-
Notes receivable from parent	-	-	(19,185)	19,185	-
Notes receivable from subsidiaries	(18,263)	(32)	-	18,295	-
Cash provided by (used in) investing activities	(19,248)	(327)	(26,191)	38,518	(7,248)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	-	-	1	-	1
Issue of capital instruments, net	994	-	-	-	994
Redemption of capital instruments	-	-	(499)	-	(499)
Secured borrowings from securitization transactions	-	-	441	-	441
Changes in deposits from Bank clients, net	-	-	342	-	342
Shareholders' dividends paid in cash	(889)	-	-	-	(889)
Dividends paid to parent	-	(338)	(10)	348	-
Contributions from (distributions to) non-controlling interests, net	-	-	(5)	-	(5)
Common shares issued, net	39	-	985	(985)	39
Capital contributions by parent	-	-	58	(58)	-
Return of capital to parent	-	-	(5)	5	-
Notes payable to parent	-	-	18,295	(18,295)	-
Notes payable to subsidiaries	19,185	-	-	(19,185)	-
Cash provided by (used in) financing activities	19,329	(338)	19,603	(38,170)	424
Cash and short-term securities
Increase (decrease) during the period	(110)	67	1,275	-	1,232
Effect of foreign exchange rate changes on cash and short-term securities	(1)	(141)	(168)	-	(310)
Balance, beginning of period	161	3,787	10,290	-	14,238
Balance, end of period	50	3,713	11,397	-	15,160
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	161	4,317	10,673	-	15,151
Net payments in transit, included in other liabilities	-	(530)	(383)	-	(913)
Net cash and short-term securities, beginning of period	161	3,787	10,290	-	14,238
End of period
Gross cash and short-term securities	50	4,103	11,713	-	15,866
Net payments in transit, included in other liabilities	-	(390)	(316)	-	(706)
Net cash and short-term securities, end of period	$50	$3,713	$11,397	$-	$15,160
Supplemental disclosures on cash flow information:
Interest received	$8	$2,205	$3,314	$(200)	$5,327
Interest paid	168	47	524	(200)	539
Income taxes paid	66	356	(86)	-	336

Manulife Financial Corporation – Second Quarter 2018

Note 16	Comparatives

Certain comparative amounts have been reclassified to conform to the current period's presentation.

Manulife Financial Corporation – Second Quarter 2018

SHAREHOLDER INFORMATION

 MANULIFE
 HEAD OFFICE
 200 Bloor Street East
 Toronto, ON Canada M4W 1E5
 Telephone: 416 926-3000
 Fax: 416 926-5454
 Web site: www.manulife.com

 INVESTOR RELATIONS
 Financial analysts, portfolio managers and
 other investors requiring financial information
 may contact our Investor Relations Department
 or access our Web site at www.manulife.com
 Fax: 416 926-3503
 E-mail: investor_relations@manulife.com

 SHAREHOLDER SERVICES
 For information or assistance regarding
 your share account, including dividends,
 changes of address or ownership, lost
 certificates, to eliminate duplicate mailings
 or to receive shareholder material
 electronically, please contact our Transfer
 Agents in Canada, the United States, Hong
 Kong or the Philippines. If you live outside one
 of these countries please contact our Canadian
 Transfer Agent.

 TRANSFER AGENTS

 Canada
 AST Trust Company (Canada)
 P.O. Box 700, Station B
 Montreal, QC Canada H3B 3K3
 Toll Free: 1 800 783-9495
 Collect: 416 682-3864
 E-mail: inquiries@astfinancial.com
 Online: www.astfinancial.com/ca-en
 AST Trust Company (Canada) offices are also
 located in Toronto, Vancouver and Calgary.

 United States
 American Stock Transfer & Trust Company, LLC
 P.O. Box 199036
 Brooklyn, NY
 United States  11219
 Toll Free: 1 800 249-7702
 E-mail: inquiries@astfinancial.com
 Online: www.astfinancial.com

 Hong Kong
 Tricor Investor Services Limited
 Level 22, Hopewell Centre
 183 Queen's Road East
 Wan Chai, Hong Kong
 Telephone: 852 2980-1333
 Email: is-enquiries@hk.tricorglobal.com
 Online: www.tricorglobal.com/services/investor-services

 Philippines
 Rizal Commercial Banking Corporation
 Ground Floor, West Wing
 GPL (Grepalife) Building
 221 Senator Gil Puyat Avenue
 Makati City, Metro Manila, Philippines
 Telephone: 632 318-8567
 E-mail: rcbcstocktransfer@rcbc.com
 Online: www.rcbc.com

 AUDITORS
 Ernst & Young LLP
 Chartered Professional Accountants
 Licensed Public Accountants
 Toronto, Canada

 The following Manulife documents are available
 online at www.manulife.com

· Annual Report and Proxy Circular
· Notice of Annual Meeting
· Shareholders Reports
· Public Accountability Statement
· Corporate Governance material

RATING
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at June 30, 2018, Manulife had total capital of C$54.3 billion, including C$44.1 billion of total shareholders’ equity. The Manufacturers Life Insurance Company’s financial strength and claims paying ability ratings are among the strongest in the insurance industry.

Rating Agency S&P Global Ratings	Rating AA-	Rank (4th of 21 ratings)
Moody’s Investors Services	A1	(5th of 21 ratings)
Fitch Ratings Inc.	AA-	(4th of 19 ratings)
DBRS Limited	AA (low)	(4th of 22 ratings)
A.M. Best Company	A+ (Superior)	(2nd of 13 ratings)

COMMON STOCK TRADING DATA
The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the U.S. exchanges, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the second quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.
As at June 30, 2018, there were 1,984 million common shares outstanding.
April 1 – June 30, 2018	Toronto Canadian $	U.S. Composite United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$25.20	$19.63	$153.20	P 900
Low	$23.11	$17.75	$140.00	P 820
Close	$23.62	$17.97	$141.00	P 830
Average Daily Volume (000)	3,176	1,919	20	0.10

Manulife Financial Corporation – Second Quarter 2018

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The Manulife documents available electronically are:
· Annual Report and Proxy Circular
· Notice of Annual Meeting
· Shareholder Reports
· Public Accountability Statement
· Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

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This information is also available for viewing or download under quarterly reports from the Investor Relations section of our Web site at www.manulife.com

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Manulife Financial Corporation – Second Quarter 2018